Form 6-K

                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                        Report of Foreign Issuer

                Pursuant to Rule 13a - 16 or 15d - 16 of
                   the Securities Exchange Act of 1934

                 For the month of ___August___ 2007
                   (Commission File No.  000-24876)

                             TELUS Corporation

             (Translation of registrant's name into English)

                         21st Floor, 3777 Kingsway
                     Burnaby, British Columbia  V5H 3Z7
                                Canada
                 (Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									  X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									  X
		Yes		_____			No		_____


                       This Form 6-K consists of the following:

                              Second Quarter Results
                               dated August 3, 2007

                        CONSOLIDATED FINANCIAL STATEMENTS
                                       and
                       MANAGEMENT'S DISCUSSION AND ANALYSIS


______________________________________________________________________________

                                 TELUS CORPORATION

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

                                 JUNE 30, 2007

______________________________________________________________________________

---------------------------------------------------------------------------------------------------------------------
interim consolidated statements of income                                                                 (unaudited)
---------------------------------------------------------------------------------------------------------------------

                                                                    Three months                  Six months
Periods ended June 30 (millions except per share amounts)       2007           2006           2007           2006
---------------------------------------------------------  -------------  -------------  -------------  -------------
                                                                            (restated -                  (restated -
                                                                             Note 2(b))                   Note 2(b))
OPERATING REVENUES                                         $    2,228.1   $    2,135.2   $    4,433.7   $    4,215.7
---------------------------------------------------------  -------------  -------------  -------------  -------------
OPERATING EXPENSES
   Operations                                                   1,340.3        1,207.4        2,776.9        2,408.5
   Restructuring costs (Note 6)                                     3.2           30.7            7.9           47.4
   Depreciation                                                   318.3          335.2          636.0          674.4
   Amortization of intangible assets                               72.5           46.9          122.1          110.8
---------------------------------------------------------  -------------  -------------  -------------  -------------
                                                                1,734.3        1,620.2        3,542.9        3,241.1
---------------------------------------------------------  -------------  -------------  -------------  -------------
OPERATING INCOME                                                  493.8          515.0          890.8          974.6
   Other expense, net                                              18.5            9.6           22.3           13.9
   Financing costs (Note 7)                                       127.2          127.5          244.8          254.5
---------------------------------------------------------  -------------  -------------  -------------  -------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING
   INTEREST                                                       348.1          377.9          623.7          706.2
   Income taxes (Note 8)                                           93.7           18.7          173.0          134.8
   Non-controlling interests                                        1.3            2.6            2.8            4.7
---------------------------------------------------------  -------------  -------------  -------------  -------------
NET INCOME AND COMMON SHARE AND NON-VOTING
   SHARE INCOME                                                   253.1          356.6          447.9          566.7
OTHER COMPREHENSIVE INCOME (Note 16(d))
   Change in unrealized fair value of derivatives
     designated as cash flow hedges                                27.9             --           55.8             --
   Foreign currency translation adjustment arising
     from translating financial statements of
     self-sustaining foreign operations                            (6.2)           0.1           (3.8)           0.8
   Change in unrealized fair value of
     available-for-sale financial assets                           (0.1)            --           (0.1)            --
---------------------------------------------------------  -------------  -------------  -------------  -------------
                                                                   21.6            0.1           51.9            0.8
---------------------------------------------------------  -------------  -------------  -------------  -------------
COMPREHENSIVE INCOME                                       $      274.7   $      356.7   $      499.8   $      567.5
=========================================================  =============  =============  =============  =============
NET INCOME PER COMMON SHARE AND NON-VOTING SHARE
     (Note 9)
     - Basic                                               $       0.76   $       1.03   $       1.34   $       1.63
     - Diluted                                             $       0.75   $       1.02   $       1.32   $       1.62

DIVIDENDS DECLARED PER COMMON SHARE AND
     NON-VOTING SHARE                                      $      0.375   $      0.275   $       0.75   $       0.55

TOTAL WEIGHTED AVERAGE COMMON SHARES AND
    NON-VOTING SHARES OUTSTANDING
     - Basic                                                      333.5          344.9          335.3          347.1
     - Diluted                                                    336.9          348.5          338.3          350.6


The accompanying notes are an integral part of these interim consolidated financial statements


                                                         TELUS(R)                                                 2

---------------------------------------------------------------------------------------------------------------------------------
interim consolidated statements of retained earnings and
  accumulated other comprehensive income (loss)                                                                       (unaudited)
---------------------------------------------------------------------------------------------------------------------------------
Six-month periods ended June 30                            2007                                          2006
--------------------------------------- ------------------------------------------  ---------------------------------------------
(millions)                                              Accumulated                                  Accumulated
                                                           other                                        other
                                          Retained     comprehensive                  Retained      comprehensive
                                          earnings     income (loss)       Total      earnings      income (loss)         Total
--------------------------------------- ------------  ---------------  -----------  ------------  ----------------  -------------
                                                                 (Note 2(b))                                  (Note 2(b))
BALANCE AT BEGINNING OF PERIOD          $  1,080.1    $     (1.5)      $  1,078.6   $    849.7    $     (7.3)       $     842.4
Accumulated other comprehensive income
  transitional amounts (Notes 2(b),
  16(d))                                        --        (176.2)          (176.2)          --            --                 --
--------------------------------------- ------------  ---------------  -----------  ------------  ----------------  -------------
                                           1,080.1        (177.7)           902.4        849.7          (7.3)             842.4
Income                                       447.9          51.9            499.8        566.7           0.8              567.5
--------------------------------------- ------------  ---------------  -----------  ------------  ----------------  -------------
                                           1,528.0        (125.8)         1,402.2      1,416.4          (6.5)           1,409.9
Common Share and Non-Voting Share
  dividends paid, or payable, in cash       (250.9)           --           (250.9)      (190.7)           --             (190.7)
Purchase of Common Shares and
  Non-Voting Shares in excess of
  stated capital (Note 16(g))               (257.4)           --           (257.4)      (294.7)           --             (294.7)
Adjustment of tax treatment of items
  charged directly to retained earnings         --            --               --         16.1            --               16.1
Other                                          3.7            --              3.7          2.1            --                2.1
--------------------------------------- ------------  ---------------  -----------  ------------  ----------------  -------------
BALANCE AT END OF PERIOD (Note 16)      $  1,023.4    $   (125.8)      $    897.6   $    949.2    $     (6.5)       $     942.7
======================================= ============  ===============  ===========  ============  ================  =============

The accompanying notes are an integral part of these interim consolidated financial statements


                                                       TELUS(R)                                                          3

---------------------------------------------------------------------------------------------------------------------------
interim consolidated balance sheets                                                                            (unaudited)
---------------------------------------------------------------------------------------------------------------------------
As at (millions)                                                                    June 30, 2007       December 31, 2006
-------------------------------------------------------------------------------- --------------------  --------------------
                                                                                                           (adjusted -
                                                                                                         Notes 2(b)-(c))
ASSETS
Current Assets
   Cash and temporary investments, net                                           $        2.2          $         --
   Short-term investments                                                                54.8                 110.2
   Accounts receivable (Notes 12,18(b))                                                 571.8                 707.2
   Income and other taxes receivable                                                     99.2                  95.4
   Inventories                                                                          158.8                 196.4
   Prepaid expenses and other (Note 18(b))                                              291.7                 195.3
   Current portion of derivative assets                                                  48.7                  40.4
-------------------------------------------------------------------------------- --------------------  --------------------
                                                                                      1,227.2               1,344.9
-------------------------------------------------------------------------------- --------------------  --------------------
Capital Assets, Net (Note 13)
   Property, plant, equipment and other                                               7,296.7               7,466.5
   Intangible assets subject to amortization                                            813.4                 549.2
   Intangible assets with indefinite lives                                            2,966.5               2,966.4
-------------------------------------------------------------------------------- --------------------  --------------------
                                                                                     11,076.6              10,982.1
-------------------------------------------------------------------------------- --------------------  --------------------
Other Assets
   Deferred charges (Note 18(b))                                                      1,064.6                 956.6
   Investments                                                                           30.6                  35.2
   Goodwill (Note 14)                                                                 3,168.8               3,169.5
-------------------------------------------------------------------------------- --------------------  --------------------
                                                                                      4,264.0               4,161.3
-------------------------------------------------------------------------------- --------------------  --------------------
                                                                                 $   16,567.8          $   16,488.3
================================================================================ ====================  ====================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Cash and temporary investments, net                                           $         --          $       11.5
   Accounts payable and accrued liabilities (Note 18(b))                              1,547.9               1,363.6
   Income and other taxes payable                                                         6.7                  10.3
   Restructuring accounts payable and accrued liabilities (Note 6)                       28.8                  53.1
   Advance billings and customer deposits (Note 18(b))                                  609.4                 606.3
   Current maturities of long-term debt (Note 15)                                         6.4               1,433.5
   Current portion of derivative liabilities                                             10.1                 165.8
   Current portion of future income taxes                                               258.1                 137.2
-------------------------------------------------------------------------------- --------------------  --------------------
                                                                                      2,467.4               3,781.3
-------------------------------------------------------------------------------- --------------------  --------------------
Long-Term Debt (Note 15)                                                              4,800.5               3,474.7
-------------------------------------------------------------------------------- --------------------  --------------------
Other Long-Term Liabilities (Note 18(b))                                              1,644.4               1,257.3
-------------------------------------------------------------------------------- --------------------  --------------------
Future Income Taxes                                                                   1,018.6               1,023.3
-------------------------------------------------------------------------------- --------------------  --------------------
Non-Controlling Interests                                                                22.1                  23.6
-------------------------------------------------------------------------------- --------------------  --------------------
Shareholders' Equity (Note 16)                                                        6,614.8               6,928.1
-------------------------------------------------------------------------------- --------------------  --------------------
                                                                                 $   16,567.8          $   16,488.3
================================================================================ ====================  ====================
Commitments and Contingent Liabilities (Note 17)

The accompanying notes are an integral part of these interim consolidated financial statements


                                                       TELUS(R)                                                          4

----------------------------------------------------------------------------------------------------------------------------
interim consolidated statements of cash flows                                                                    (unaudited)
----------------------------------------------------------------------------------------------------------------------------
                                                                           Three months                  Six months
Periods ended June 30 (millions)                                       2007           2006           2007           2006
--------------------------------------------------------------- -------------  --------------  -------------  -------------
OPERATING ACTIVITIES
Net income                                                      $      253.1   $      356.6    $      447.9   $      566.7
Adjustments to reconcile net income to cash provided by
   operating activities:
   Depreciation and amortization                                       390.8          382.1           758.1          785.2
   Future income taxes                                                  92.5           25.4           170.7          138.5
   Share-based compensation (Note 10(a))                                (8.9)          12.7           129.7           21.1
   Net employee defined benefit plans expense                          (21.0)          (1.3)          (45.0)          (2.9)
   Employer contributions to employee defined benefit plans            (14.7)         (45.0)          (48.6)         (75.5)
   Restructuring costs, net of cash payments (Note 6)                   (7.3)          19.0           (24.3)           3.4
   Amortization of deferred gains on sale-leaseback of
     buildings, amortization of deferred charges and
     other, net                                                          4.3           (7.3)           (4.8)           8.6
   Net change in non-cash working capital (Note 18(c))                 373.1           70.8           138.8           41.0
--------------------------------------------------------------- -------------  --------------  -------------  -------------
Cash provided by operating activities                                1,061.9          813.0         1,522.5        1,486.1
--------------------------------------------------------------- -------------  --------------  -------------  -------------
INVESTING ACTIVITIES
Capital expenditures (Notes 5, 13)                                    (481.8)        (458.8)         (863.7)        (779.3)
Acquisitions                                                              --          (19.5)             --          (19.5)
Proceeds from the sale of property and other assets                      1.3            0.6             1.3            8.0
Change in non-current materials and supplies, purchase of
   investments and other                                                 2.7           (8.4)           (7.7)         (11.4)
--------------------------------------------------------------- -------------  --------------  -------------  -------------
Cash used by investing activities                                     (477.8)        (486.1)         (870.1)        (802.2)
--------------------------------------------------------------- -------------  --------------  -------------  -------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued                               0.2           12.5             0.6           45.7
Dividends to shareholders                                             (125.0)         (94.8)         (250.9)        (190.7)
Purchase of Common Shares and Non-Voting Shares for
   cancellation (Note 16(g))                                          (169.5)        (249.4)         (370.2)        (481.0)
Long-term debt issued (Note 15)                                        993.8          662.2         2,091.6          842.8
Redemptions and repayment of long-term debt (Note 15)               (1,811.1)        (362.5)       (2,104.6)        (615.5)
Partial repayment of deferred hedging liability                           --         (309.4)             --         (309.4)
Dividends paid by a subsidiary to non-controlling interests             (4.3)          (3.0)           (4.3)          (3.0)
Other                                                                     --             --            (0.9)            --
--------------------------------------------------------------- -------------  --------------  -------------  -------------
Cash used by financing activities                                   (1,115.9)        (344.4)         (638.7)        (711.1)
--------------------------------------------------------------- -------------  --------------  -------------  -------------
CASH POSITION
Increase (decrease) in cash and temporary investments, net            (531.8)         (17.5)           13.7          (27.2)
Cash and temporary investments, net, beginning of period               534.0           (1.1)          (11.5)           8.6
--------------------------------------------------------------- -------------  --------------  -------------  -------------
Cash and temporary investments, net, end of period              $        2.2   $      (18.6)   $        2.2   $      (18.6)
==============================================================  =============  ==============  =============  =============
SUPPLEMENTAL DISCLOSURE OF CASH FLOWS
Interest (paid) (Note 18(c))                                    $     (218.5)  $     (271.5)   $     (242.1)  $     (284.6)
==============================================================  =============  ==============  =============  =============
Interest received                                               $        5.6   $        0.8    $        7.5   $       23.3
==============================================================  =============  ==============  =============  =============
Income taxes (inclusive of Investment Tax Credits (Note 8))
   (paid) received, net                                         $      (3.6)   $       (0.7)   $        2.6   $       95.0
==============================================================  =============  ==============  =============  =============

The accompanying notes are an integral part of these interim consolidated financial statements


                                                       TELUS(R)                                                         5

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

JUNE 30, 2007

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet protocol, voice and wireless services to Central and Eastern Canada.

Notes to interim consolidated financial statements      Page   Description
----------------------------------------------------- -------- ----------------------------------------------------------------
General application
----------------------------------------------------- -------- ----------------------------------------------------------------
1.   Interim financial statements                         7    Summary explanation of basis of presentation of interim
                                                               consolidated financial statements
----------------------------------------------------- -------- ----------------------------------------------------------------
2.   Accounting policy developments                       7    Summary review of generally accepted accounting principle
                                                               developments that do, will, or may, affect the Company
----------------------------------------------------- -------- ----------------------------------------------------------------
3.   Capital structure financial policies                11    Summary review of the Company's objectives, policies and
                                                               processes for managing its capital structure
----------------------------------------------------- -------- ----------------------------------------------------------------
4.   Financial instruments                               13    Summary schedule and review of financial instruments,
                                                               including fair values thereof
----------------------------------------------------- -------- ----------------------------------------------------------------
Consolidated statements of income focused
----------------------------------------------------- -------- ----------------------------------------------------------------
5.   Segmented information                               15    Summary disclosure of segmented information regularly reported to the Company's chief operating decision maker
----------------------------------------------------- -------- ----------------------------------------------------------------
6.   Restructuring costs                                 17    Summary continuity schedule and review of restructuring costs
----------------------------------------------------- -------- ----------------------------------------------------------------
7.   Financing costs                                     17    Summary schedule of items comprising financing costs by nature
----------------------------------------------------- -------- ----------------------------------------------------------------
8.   Income taxes                                        17    Summary reconciliations of statutory rate income tax expense to provision for income taxes
----------------------------------------------------- -------- ----------------------------------------------------------------
9.   Per share amounts                                   18    Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
----------------------------------------------------- -------- ----------------------------------------------------------------
10.  Share-based compensation                            19    Summary schedules and review of compensation arising from
                                                               share option awards, restricted stock units and employee share purchase plan
----------------------------------------------------- -------- ----------------------------------------------------------------
11.  Employee future benefits                            21    Summary and review of employee future benefits and related disclosures
----------------------------------------------------- -------- ----------------------------------------------------------------
Consolidated balance sheets focused
----------------------------------------------------- -------- ----------------------------------------------------------------
12.  Accounts receivable                                 23    Summary schedule and review of arm's-length securitization trust transactions and related disclosures
----------------------------------------------------- -------- ----------------------------------------------------------------
13.  Capital assets                                      24    Summary schedule of items comprising capital assets
----------------------------------------------------- -------- ----------------------------------------------------------------
14.  Goodwill                                            25    Summary schedule of goodwill
----------------------------------------------------- -------- ----------------------------------------------------------------
15.  Long-term debt                                      25    Summary schedule of long-term debt and related disclosures
----------------------------------------------------- -------- ----------------------------------------------------------------
16.  Shareholders' equity                                28    Summary schedules and review of shareholders' equity and
                                                               changes therein including details of other comprehensive
                                                               income, accumulated other comprehensive income, share option price stratification and normal course issuer bid summaries
----------------------------------------------------- -------- ----------------------------------------------------------------
17.  Commitments and contingent liabilities              33    Summary review of contingent liabilities, guarantees, claims and lawsuits
----------------------------------------------------- -------- ----------------------------------------------------------------
Other
----------------------------------------------------- -------- ----------------------------------------------------------------
18.  Additional financial information                    35    Summary schedules of items comprising certain primary financial statement line items
----------------------------------------------------- -------- ----------------------------------------------------------------
19.  Differences between Canadian and United States      37    Summary schedules and review of differences between Canadian
     generally accepted accounting principles                  and United States generally accepted accounting principles as they apply to the Company
----------------------------------------------------- -------- ----------------------------------------------------------------

                                                      TELUS(R)                                                            6

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

1    interim financial statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation audited consolidated financial statements for the year ended December 31, 2006. These interim consolidated financial statements follow the same accounting policies and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2006, other than as set out in Note 2, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently. Accordingly, these interim consolidated financial statements reflect all adjustments (which are of a normal recurring nature) that are, in the opinion of the Company, necessary for a fair statement of the results for the interim periods presented.

     The terms "TELUS" or "Company" are used to mean TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.


2    accounting policy developments

(a)  Convergence with International Financial Reporting Standards

In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian generally accepted accounting principles (Canadian "GAAP"), as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be complete by 2011. The precise timing of convergence will depend on an Accounting Standards Board "progress review" to be undertaken and released by March 31, 2008.

     Canadian GAAP will be converged with International Financial Reporting Standards through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to International Financial Reporting Standards; and standards not subject to a joint-convergence project will be exposed in an omnibus manner.

     As this convergence initiative is very much in its infancy as of the date of these consolidated financial statements, it is premature to currently assess the impact of the initiative, if any, on the Company.

(b)  Comprehensive income; recognition and measurement of financial instruments

Overview: Commencing with the Company's 2007 fiscal year, the recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of certain financial instruments.

     The majority of the impact on the Company of adopting the other comprehensive income and related standards currently arises from the Company's cross currency interest rate swap agreements, as discussed further in Note 15(b) and, to a lesser extent, the cash-settled equity forward agreements that the Company entered into in respect of share-based compensation, as discussed further in Note 10(c).

     In the application of hedge accounting to U.S. Dollar denominated long-term debt future cash outflows, an amount (the "hedge value") is recorded in the Consolidated Balance Sheets in respect of the value of the hedging items. The difference between the hedge value that would be recorded on the consolidated balance sheet subsequent to, and prior to, the adoption of the newly applied CICA recommendations, in respect of the U.S. Dollar denominated long-term debt future cash flows, is the difference between the fair value of the hedging items and the hedging asset or liability necessary to recognize the Canadian dollar equivalent of the value of the hedged items at the rate of exchange in the hedging items. This is illustrated in the following table:

                                    TELUS(R)                                   7

--------------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                                   (unaudited)
--------------------------------------------------------------------------------------------------------------------------------
As at (millions)                                        June 30, 2007                      December 31, 2006
----------------------------------------------------- -----------------  -------------------------------------------------------
                                                          2011 Notes         2007 Notes         2011 Notes            Total
----------------------------------------------------- -----------------  -----------------  -----------------  -----------------
Canadian dollar equivalent of principal at rates of
  exchange in hedging items                           $    2,950.5       $    1,483.3       $    2,950.5       $    4,433.8
Canadian dollar equivalent of principal at balance
  sheet date rate of exchange                              2,047.0            1,357.9            2,240.2            3,598.1
----------------------------------------------------- -----------------  -----------------  -----------------  -----------------
Hedge value necessary to reflect rates of exchange
  in hedging items                                           903.5              125.4              710.3              835.7
Difference arising from newly applied CICA
  recommendations(1)                                         178.3               14.2              250.8              265.0
----------------------------------------------------- -----------------  -----------------  -----------------  -----------------
Fair value of hedging items                           $    1,081.8       $      139.6       $      961.1       $    1,100.7
====================================================  =================  =================  =================  =================

(1) The amounts as at December 31, 2006, are included in the transitional adjustments set out in Note 16(d).

     Comprehensive income as prescribed by U.S. GAAP, and which is disclosed in
Note 19(g), is largely aligned with comprehensive income as prescribed by Canadian GAAP, other than for pension accounting impacts. In the Company's specific instance, U.S. GAAP includes, in respect of pension and other defined benefit plans, the difference between the net funded states of the plans and the net accrued benefit asset or liability.

     Implementation and application: In the Company's specific instance, the transitional rules for these sections generally require prospective implementation at the beginning of a fiscal year (the exception being in respect of the cumulative foreign currency translation adjustment, which is retrospectively adjusted for at the beginning of the fiscal year of adoption).

     Costs of issuing debt securities, less amortization, are now netted against the debt security from which they arose. This resulted in a consolidated balance sheet reclassification from deferred charges to long-term debt of $19.9 million as at December 31, 2006. Prior to 2007, costs of issuing debt securities were amortized on a straight-line basis, such costs are now required to be amortized using the effective interest method; the Company was not materially affected by the change in amortization method, which was prospectively applied.

     In the further implementation of these recommendations, the Company has chosen to recognize as an asset or liability all embedded derivative instruments that exist as at January 1, 2007, and that are required to be separated from their host contract. The Company has selected this method so that there is no unnecessary difference from the application of U.S. GAAP.

     In the ongoing application of these recommendations, the Company was required to select from a number of pertinent alternative acceptable accounting principles and methods and the Company has made the following selections:

                                                     Classified as
                                                   available-for-sale  Classified
                                                    or held as part    as held for
                                                      of a hedging       trading
Financial instrument                                 relationship(1)     (1) (2)    Company's reason for classification selection
-------------------------------------------------- ------------------ ------------- ---------------------------------------------
o  Short-term marketable security investments(3)                            X       o  The Company has selected this method as it
   held as at January 1, 2007                                                          better reflects management's investment
                                                                                       intentions
-------------------------------------------------- ------------------ ------------- ---------------------------------------------
o  Long-term investments(3) held as at January             X                        o  The Company has selected classification as
   1, 2007                                                                             available-for-sale as it better reflects
                                                                                       management's investment intentions
-------------------------------------------------- ------------------ ------------- ---------------------------------------------
o  Stand-alone derivatives which are a part of an          X                        o  The Company believes that classification
   established and documented hedging relationship                                     as held for hedging results in a better
                                                                                       matching of the change in the fair value
                                                                                       with the risk exposure being hedged
-------------------------------------------------- ------------------ ------------- ---------------------------------------------

(1)  The distinction between classification as available-for-sale (or held as part of a hedging relationship) or held for trading is that unrealized changes in the fair values of financial instruments classified as available-for-sale, or held for hedging, are included in other comprehensive income and unrealized changes in the fair values of financial instruments classified as held for trading are included in net income.
(2)  Certain financial instruments that are not required to be classified as held for trading, may be classified as held for trading if the Company so chooses.
(3)  In respect of investments in securities for which the fair values can be reliably measured, the
     Company determines the classification on an instrument-by-instrument basis at time of initial recognition.

o Accounts receivable available-for-sale to an arm's-length securitization trust are accounted for as loans and receivables. The Company has selected this method for accounting efficiency.

o Regular-way purchases or sales, which are those that are not net-settled, of financial assets or financial liabilities are recognized on the trade date. The Company has selected this method as it is consistent with the mandatory trade-date accounting required for derivative instruments.


                                   TELUS(R)                                   8

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

o Transaction costs, other than in respect of held for trading items, are added to the initial fair value of the acquired financial asset or financial liability. The Company has selected this method as it believes that this results in a better matching of the transaction costs with the periods benefiting from the transaction costs.
o In respect of hedges of anticipated transactions, which in the Company's specific instance currently relates to inventory purchase commitments, hedge gains/losses which will be included in the cost of the inventory and will be expensed when the inventory is sold. The Company has selected this method as it believes that a better matching with the risk exposure being hedged is achieved.

     Effects disclosure: The effects of the application of HB 1530, HB 3855 and HB 3865, on the Company's results of operations for the three-month and six-month periods ended June 30, 2007, are as set out in the following table:

Periods ended June 30, 2007
(millions except per share amounts)                   Three months                                  Six months
----------------------------------- ---------------------------------------------  ----------------------------------------------
                                      Excluding                                      Excluding
                                      effect of       Incremental                    effect of       Incremental
                                     application       effect of                   application       effect of
                                     of HB 1530,    application of                   of HB 1530,   application of
                                       HB 3855     HB 1530, HB 3855  As currently      HB 3855    HB 1530, HB 3855  As currently
                                     and HB 3865      and HB 3865      reported      and HB 3865     and HB 3865      reported
----------------------------------- -------------  ----------------  ------------  -------------  ----------------  -------------
Operating revenues                  $  2,228.1       $       --       $  2,228.1     $  4,433.7     $       --       $  4,433.7
----------------------------------- -------------  ----------------  ------------  -------------  ----------------  -------------
Operating expenses                     1,734.3               --          1,734.3        3,542.9             --          3,542.9
----------------------------------- -------------  ----------------  ------------  -------------  ----------------  -------------
Operating income                         493.8               --            493.8          890.8             --            890.8
Other expenses, net                       17.9              0.6             18.5           22.2            0.1             22.3
Financing costs                          127.7             (0.5)           127.2          249.8           (5.0)           244.8
----------------------------------- -------------  ----------------  ------------  -------------  ----------------  -------------
Income before income taxes and
  non-controlling interest               348.2             (0.1)           348.1          618.8            4.9            623.7
  Income taxes                            93.7               --             93.7          171.3            1.7            173.0
  Non-controlling interests                1.3               --              1.3            2.8             --              2.8
----------------------------------- -------------  ----------------  ------------  -------------  ----------------  -------------
Net income and Common Share and
  Non-Voting Share income                253.2             (0.1)           253.1          444.7            3.2            447.9
Other comprehensive income
  Change in unrealized fair value
   of derivatives designated as
   cash flow hedges                        --              27.9             27.9             --           55.8             55.8
  Foreign currency translation
   adjustment arising from
   translating financial statements
   of self-sustaining foreign
   operations                               --             (6.2)            (6.2)            --           (3.8)            (3.8)
  Change in unrealized fair value
   of available-for-sale financial
   assets                                   --             (0.1)            (0.1)            --           (0.1)            (0.1)
----------------------------------- -------------  ----------------  ------------  -------------  ----------------  -------------
                                            --             21.6             21.6             --           51.9             51.9
----------------------------------- -------------  ----------------  ------------  -------------  ----------------  -------------
Comprehensive income                $    253.2       $     21.5        $   274.7     $    444.7     $     55.1        $   499.8
=================================== =============  ================  ============  =============  ================  =============
Net income per Common Share and
  Non-Voting Share
   - Basic                          $     0.76       $       --        $    0.76     $     1.33     $     0.01        $    1.34
   - Diluted                        $     0.75       $       --        $    0.75     $     1.31     $     0.01        $    1.32

     The effects of the application of HB 1530, HB 3855 and HB 3865, on the Company's retained earnings for the six-month period ended June 30, 2007, are as set out in the following table:

                                                         Excluding effect     Incremental effect
                                                        of application of      of application of
                                                         HB 1530, HB 3855    HB 1530, HB 3855 and      As currently
Six-month period ended June 30, 2007 (millions)            and HB 3865              HB 3865              reported
----------------------------------------------------- --------------------   --------------------   ------------------
Balance at beginning of period                           $    1,080.1            $         --          $    1,080.1
Income                                                          444.7                     3.2                 447.9
----------------------------------------------------  --------------------   --------------------   ------------------
                                                              1,524.8                     3.2               1,528.0
Common Share and Non-Voting Share dividends paid,
  or payable, in cash                                          (250.9)                     --                (250.9)
Purchase of Common Shares and Non-Voting Shares in
  excess of stated capital                                     (257.4)                     --                (257.4)
Other                                                             3.7                      --                   3.7
----------------------------------------------------  --------------------   --------------------   ------------------
Balance at end of period                                 $    1,020.2            $        3.2          $    1,023.4
====================================================  ====================   ====================   ==================


                                                 TELUS(R)                                                         9

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

     The effects of the application of HB 1530, HB 3855 and HB 3865, on the Company's financial position as at June 30, 2007, are as set out in the following table:

                                                                                          Incremental effect
                                                                  Excluding effect of     of application of
                                                                 application of HB 1530,   HB 1530, HB 3855       As currently
As at June 30, 2007 (millions)                                    HB 3855 and HB 3865        and HB 3865            reported
---------------------------------------------------------------- ---------------------- --------------------- ------------------
Assets
Current assets
   Cash and temporary investments, net                            $        2.2          $         --          $        2.2
   Short-term investments                                                 54.9                  (0.1)                 54.8
   Accounts receivable                                                   571.8                    --                 571.8
   Income and other taxes receivable                                      99.2                    --                  99.2
   Inventories                                                           158.8                    --                 158.8
   Prepaid expenses and other                                            291.7                    --                 291.7
   Derivative assets                                                      48.0                   0.7                  48.7
----------------------------------------------------------------  --------------------  --------------------  ------------------
                                                                       1,226.6                   0.6               1,227.2
----------------------------------------------------------------  --------------------  --------------------  ------------------
Capital assets, net                                                   11,076.6                    --              11,076.6
----------------------------------------------------------------  --------------------  --------------------  ------------------
Other assets
   Deferred charges                                                    1,086.3                 (21.7)              1,064.6
   Investments                                                            29.0                   1.6                  30.6
   Goodwill                                                            3,168.8                    --               3,168.8
----------------------------------------------------------------  --------------------  --------------------  ------------------
                                                                       4,284.1                 (20.1)              4,264.0
----------------------------------------------------------------  --------------------  --------------------  ------------------
                                                                  $   16,587.3          $      (19.5)         $   16,567.8
================================================================  ====================  ====================  ==================
Liabilities and Shareholders' Equity
Current liabilities
   Accounts payable and accrued liabilities                       $    1,547.9          $         --          $    1,547.9
   Income and other taxes payable                                          6.7                    --                   6.7
   Restructuring accounts payable and accrued liabilities                 28.8                    --                  28.8
   Advance billings and customer deposits                                609.4                    --                 609.4
   Current maturities of long-term debt                                    6.4                    --                   6.4
   Current portion of derivative liabilities                               4.8                   5.3                  10.1
   Current portion of future income taxes                                258.1                    --                 258.1
----------------------------------------------------------------  --------------------  --------------------  ------------------
                                                                       2,462.1                   5.3               2,467.4
----------------------------------------------------------------  --------------------  --------------------  ------------------
Long-term debt                                                         4,833.0                 (32.5)              4,800.5
----------------------------------------------------------------  --------------------  --------------------  ------------------
Other long-term liabilities                                            1,465.2                 179.2               1,644.4
----------------------------------------------------------------  --------------------  --------------------  ------------------
Future income taxes                                                    1,072.8                 (54.2)              1,018.6
----------------------------------------------------------------  --------------------  --------------------  ------------------
Non-controlling interests                                                 22.1                    --                  22.1
----------------------------------------------------------------  --------------------  --------------------  ------------------
Shareholders' equity
   Common Shares                                                       2,235.3                    --               2,235.3
   Non-Voting Shares                                                   3,337.9                    --               3,337.9
----------------------------------------------------------------  --------------------  --------------------  ------------------
                                                                       5,573.2                    --               5,573.2
----------------------------------------------------------------  --------------------  --------------------  ------------------
   Cumulative foreign currency translation adjustment                     (5.3)                  5.3                    --
----------------------------------------------------------------  --------------------  --------------------  ------------------
   Retained earnings and accumulated other comprehensive income
     Retained earnings                                                 1,020.2                   3.2               1,023.4
     Accumulated other comprehensive income (loss)                          --                (125.8)               (125.8)
----------------------------------------------------------------  --------------------  --------------------  ------------------
                                                                       1,020.2                (122.6)                897.6
----------------------------------------------------------------  --------------------  --------------------  ------------------
   Contributed surplus                                                   144.0                    --                 144.0
----------------------------------------------------------------  --------------------  --------------------  ------------------
                                                                       6,732.1                (117.3)              6,614.8
----------------------------------------------------------------  --------------------  --------------------  ------------------
                                                                  $   16,587.3          $      (19.5)         $   16,567.8
================================================================  ====================  ====================  ==================

(c)      Income taxes arising from partnership income

In mid-2006, Canada's Accounting Standards Board's Emerging Issues Committee issued a Draft Abstract ("D59") regarding the accounting for income taxes related to entities that consolidate partnership interests that have a different year end than the consolidating entity. The Company has applied the guidance therein contained through its 2006 year end. In March 2007, the Emerging Issues Committee issued a revised Draft Abstract ("RD59") which changed the


                                    TELUS(R)                                  10

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

approach to determination of the classification of future income taxes between "current" and "non-current". In May 2007, the Emerging Issues Committee removed this issue from its agenda.

     Given the absence of specific guidance on the issue, the Company has adopted the policy of accounting for the current portion of the future income tax liability for partnerships to include the tax effect of differences between the accounting and tax bases of current assets and current liabilities and the tax on partnership income to be allocated during the next twelve months. The Company has retrospectively applied this policy, which has, in the Company's specific current instance, the net effect of increasing the current portion of future income tax liabilities. The consolidated balance sheet reclassification is as set out in the following table:

As at (millions)                                         June 30, 2007                               December 31, 2006
----------------------------------------- ------------------------------------------  ------------------------------------------
                                            Pro forma,    Incremental                  As previously   Incremental
                                            reflecting     effect of                     reported,      effect of
                                               D59      application of  As currently  reflecting D59   application  As currently
                                           application      policy        reported      application     of policy     reported
----------------------------------------- ------------  --------------  ------------  --------------  ------------  ------------
Current liabilities
   Current portion of future income taxes   $   223.1     $    35.0       $   258.1     $    93.2       $    44.0     $   137.2
Future Income Taxes                         $ 1,053.6     $   (35.0)      $ 1,018.6     $ 1,067.3       $   (44.0)    $ 1,023.3
----------------------------------------- ------------  --------------  ------------  --------------  ------------  ------------

(d)  Financial instruments - disclosure

Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures (CICA Handbook Section 3862) will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company is assessing how it will be affected by these new recommendations.

3    capital structure financial policies

The Company's objectives when managing capital are: (i) to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk; and
(ii) to manage capital in a manner which balances the interests of equity and debt holders.

     In the management of capital, the Company includes shareholders' equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments and securitized accounts receivable in the definition of capital.

     The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of sales of trade receivables to an arm's-length securitization trust.

     The Company monitors capital using a number of metrics, including: net debt to total capitalization; net debt to Earnings Before Interest, Taxes, Depreciation and Amortization - excluding restructuring costs ("EBITDA - excluding restructuring costs"); and dividend payout ratio of sustainable net earnings.

     Net debt to total capitalization is calculated as net debt divided by total capitalization. Net debt is a non-GAAP measure, whose nearest GAAP measure is long-term debt; the calculation of net debt is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants. Total capitalization is defined as the sum of net debt, non-controlling interest and shareholders' equity (excluding accumulated other comprehensive income).

     Net debt to EBITDA - excluding restructuring costs is calculated as net debt at the end of the period divided by twelve-month trailing EBITDA - excluding restructuring costs. The calculation of EBITDA - excluding restructuring costs is a non-GAAP measure whose nearest GAAP measure is net income; the calculation of EBITDA - excluding restructuring costs is as set out in the following schedule. This measure, historically, is substantially the same as the leverage ratio covenant in the Company's credit facilities.

     Dividend payout ratio of sustainable net earnings is calculated as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the twelve-month trailing period.

     During 2007, the Company's strategy, which was unchanged from 2006, was to maintain the financial policies and guidelines set out in the following schedule. The Company believes that these financial policies and guidelines, which are


                                    TELUS(R)                                  11

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

reviewed annually, are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.

As at, or twelve-month periods ended, June 30 ($ in millions)           Metrics                2007                  2006
--------------------------------------------------------------------------------------  --------------------  ------------------
Components of debt and coverage ratios
   Net debt (including securitized accounts receivable)(1)                              $    6,239.7          $    6,274.6
   Total capitalization - book value                                                    $   13,002.4          $   13,139.0
   EBITDA - excluding restructuring costs(2)                                            $    3,507.7          $    3,418.4
   Net interest cost(3)                                                                 $      495.0          $      571.0
Debt ratios
   Net debt to total capitalization                                    45 - 50%                 48.0%                 47.8%
   Net debt to EBITDA - excluding restructuring costs                1.5:1 - 2.0:1               1.8                   1.8
Coverage ratios
   Interest coverage on long-term debt(4)                                                        3.8                   2.9
  EBITDA - excluding restructuring costs interest coverage(5)                                    7.1.                  6.0
Other measures
   Dividend payout ratio of sustainable net earnings                   45 - 55%                 50%                   46%
--------------------------------------------------------------------------------------  --------------------  ------------------

(1) Net debt is calculated as follows:

   As at June 30                                                                               2007                  2006
   -----------------------------------------------------------------------------------  --------------------  ------------------
   Long-term debt (Note 15)                                                             $    4,806.9          $    4,708.3
   Debt issuance costs netted against long-term debt                                            32.5                  22.2
   Derivative liabilities, net                                                               1,081.8                 990.5
   Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and
      currency risks associated with U.S. Dollar denominated debt                             (179.3)                   --
   Cash and temporary investments, net                                                          (2.2)                 18.6
   Securitized accounts receivable (Note 12)                                                   500.0                 535.0
   -----------------------------------------------------------------------------------  --------------------  ------------------
   Net debt                                                                             $    6,239.7          $    6,274.6
   ===================================================================================  ====================  ==================

(2) EBITDA - excluding restructuring costs is calculated as follows:

   Twelve-month periods ended June 30                       2007                                       2006
   ---------------------------------- ------------------------------------------- ----------------------------------------------
                                         Period-to-date: add (deduct)                 Period-to-date: add (deduct)
                                      ---------------------------------           -----------------------------------
                                      Comparative    Prior      Current           Comparative     Prior      Current
                                        quarter   fiscal year   quarter    Total    quarter    fiscal year   quarter     Total
   ---------------------------------- ----------- ----------- --------- --------- -----------  ----------- ---------- ----------
   EBITDA (Note 5)                    $(1,759.8)  $3,590.3    $1,648.9  $3,479.4  $(1,721.2)   $3,295.3    $1,759.8   $3,333.9
   Restructuring costs (Note 6)           (47.4)      67.8         7.9      28.3      (16.8)       53.9        47.4       84.5
   ---------------------------------- ----------- ----------- --------- --------- -----------  ----------- ---------- ----------
   EBITDA - excluding restructuring
      costs                           $(1,807.2)  $3,658.1    $1,656.8  $3,507.7  $(1,738.0)   $3,349.2    $1,807.2   $3,418.4
   ================================== =========== =========== ========= ========= ===========  =========== ========== ==========

(3) Net interest cost is defined as financing costs before gains on redemption and repayment of debt, calculated on a twelve-month trailing basis (losses recorded on the redemption of long-term debt are included in net interest cost).
(4) Interest coverage on long-term debt is defined as net income before interest expense on long-term debt and income tax expense, divided by interest expense on long-term debt (including losses recorded on the redemption of long-term debt).
(5) EBITDA - excluding restructuring costs interest coverage is defined as EBITDA - excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in the Company's credit facilities.

     Total capitalization decreased because of lower net debt and share capital, partly offset by higher retained earnings.

     Net debt and twelve-month trailing EBITDA - excluding restructuring costs did not have a significant impact on the net debt to EBITDA - excluding restructuring costs ratio measured at June 30, 2007, when compared to one year earlier.

     Interest coverage on long-term debt improved by 0.4 because of lower interest expenses and improved by 0.5 because of increased income before taxes and interest expense. The EBITDA - excluding restructuring costs interest coverage ratio improved by 0.9 due to lower net interest cost and improved by
0.2 due to higher EBITDA - excluding restructuring costs.

     The dividend payout ratio for the twelve-month period ended June 30, 2007, was at the midpoint of the target guideline (45 to 55% for sustainable net earnings). The dividend payout ratio was 48% when the impacts of tax-related adjustments and the charge for adding the net-cash settlement feature for share options granted prior to 2005 in the first quarter of 2007 are excluded from earnings.


                                    TELUS(R)                                  12

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

4    financial instruments

The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring accounts payable, short-term obligations, long-term debt, interest rate swap agreements, share-based compensation cost hedges, as further discussed in Note 10(b)-(c), and foreign exchange hedges.

     Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.

     The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.

     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.

     The fair values of the Company's derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.

As at (millions)                                                     June 30, 2007                    December 31, 2006
------------------------------------------------- -------- --------------------------------- -----------------------------------
                                                  Hedging
                                                   item
                                                  maximum
                                                  maturity  Notional   Carrying               Notional    Carrying
                                                   date      amount     amount   Fair value    amount      amount    Fair value
------------------------------------------------- -------- ---------  ---------- ----------  ----------  ----------  -----------
Assets
Financial assets designated as held for trading
  upon initial recognition
  - Short-term investments                                            $   54.8   $   54.8                $  110.2    $  110.2
  - Derivatives used to manage currency risks
   arising from U.S. Dollar denominated revenues
   to which hedge accounting is not applied         2007   $    3.2         --         --    $     --          --          --
------------------------------------------------- -------- ---------  ---------- ----------  ----------  ----------  -----------
                                                                      $   54.8   $   54.8                $  110.2    $  110.2
================================================= ======== =========  ========== ==========  ==========  ==========  ===========
Derivatives used to manage changes in share-based
  compensation costs and classified as held for
  - Trading (Note 10(b))                            2012   $  258.6   $   35.4               $     --    $     --    $     --
    - Net amounts due from counterparties                                  0.2
                                                                      ----------
                                                                          35.6   $   35.6
                                                                      ----------

  - Hedging(1) (Note 10(c))                         2009   $   71.3       25.2               $   48.7         6.0        11.4
    - Net amounts due from counterparties                                  0.6
                                                                      ----------
                                                                          25.8       25.8
------------------------------------------------- -------- ---------- ---------- ----------- ----------- ----------- ------------
                                                                      $   61.4   $   61.4                $    6.0    $   11.4
================================================= ======== =========  ========== ==========  ==========  ==========  ===========
Long-term investments designated as available-
  for-sale upon initial recognition                                   $   30.6   $   30.6                $   35.2    $   36.9

================================================= ======== =========  ========== ==========  ==========  ==========  ===========

                                                        TELUS(R)                                                        13

---------------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                                  (unaudited)
---------------------------------------------------------------------------------------------------------------------------------

As at (millions)                                                     June 30, 2007                        December 31, 2006
------------------------------------------------- -------- --------------------------------- ------------------------------------
                                                  Hedging
                                                   item
                                                  maximum
                                                  maturity  Notional   Carrying               Notional    Carrying
                                                   date      amount     amount   Fair value    amount      amount    Fair value
------------------------------------------------- -------- ---------- ---------- ----------- ----------- ----------- -----------
Liabilities
Long-term debt
  Principal (Note 15)                                                 $4,806.9   $5,154.4                $4,908.2    $5,535.9
  Derivatives(1) classified as held for hedging
   and used to manage interest rate and currency
   risks associated with U.S. Dollar denominated
   debt (Note 15(b))
   - Derivative asset                               2007   $     --         --               $  809.9       (40.4)
   - Derivative liability  - Current                2007   $     --         --               $  673.4       165.8
                           - Non-current            2011   $2,950.5    1,081.8               $2,950.5       710.3
                                                                      ----------                         -----------
                                                                       1,081.8                              835.7
   - Interest payable                                                      7.3                                6.3
                                                                      ----------                         -----------
   Net                                                                 1,089.1    1,089.1                   842.0     1,090.6
  Derivatives(1) used to manage interest rate
   risk associated with planned refinancing of
  debt maturing June 1, 2007                        2007   $     --         --         --    $  500.0          --         6.5
------------------------------------------------- -------- ---------  ---------- ----------  ----------  ----------  ----------
                                                                      $5,896.0   $6,243.5                $5,750.2    $6,633.0
================================================= ======== =========  ========== ==========  ==========  ==========  ==========
Derivatives(1) classified as held for hedging
  and used to manage currency risks arising
  from U.S. Dollar denominated purchases to
  which hedge accounting is applied                 2007   $  115.9   $    5.3   $    5.3    $   14.7    $     --    $   (0.5)
================================================= ======== =========  ========== ==========  ==========  ==========  ==========
Financial liabilities designated as held for
  trading upon initial recognition
  - Derivatives used to manage currency risks
    arising from U.S. Dollar denominated
    purchases to which hedge accounting is not
    applied                                         2007   $  105.8   $    4.8   $    4.8    $  141.5    $      --   $   (5.6)
================================================= ======== =========  ========== ==========  ==========  ==========  ==========

(1) Designated as cash flow hedging items.


                                                            TELUS(R)                                                     14

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

5        segmented information
The Company's reportable segments are Wireline and Wireless. The Wireline segment includes voice local, voice long distance, data and other telecommunications services excluding wireless. The Wireless segment includes digital personal communications services, equipment sales and wireless Internet services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties. The following segmented information is regularly reported to the Company's Chief Executive Officer (the Company's chief operating decision maker).

Three-month periods ended           Wireline               Wireless               Eliminations            Consolidated
June 30 (millions)               2007        2006        2007        2006        2007        2006        2007        2006
---------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating revenues
  External revenue           $1,180.1    $1,189.9    $1,048.0    $  945.3    $     --    $     --    $2,228.1    $2,135.2
  Intersegment revenue           28.7        24.8         6.7         5.2       (35.4)      (30.0)         --          --
---------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                              1,208.8     1,214.7     1,054.7       950.5       (35.4)      (30.0)    2,228.1     2,135.2
---------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating expenses
  Operations expense            772.1       728.6       603.6       508.8       (35.4)      (30.0)    1,340.3     1,207.4
  Restructuring costs             2.8        29.8         0.4         0.9          --          --         3.2        30.7
---------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                774.9       758.4       604.0       509.7       (35.4)      (30.0)    1,343.5     1,238.1
---------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
EBITDA(1)                    $  433.9    $  456.3    $  450.7    $  440.8    $     --    $     --    $  884.6    $  897.1
===========================  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
CAPEX(2)                     $  308.7    $  311.4    $  173.1    $  147.4    $     --    $     --    $  481.8    $  458.8
===========================  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
EBITDA less CAPEX            $  125.2    $  144.9    $  277.6    $  293.4    $     --    $     --    $  402.8    $  438.3
===========================  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Operating expenses
  (as adjusted)(3)
  Operations expense
    (as adjusted)(3)            772.1       728.6       601.8       508.8       (35.4)      (30.0)    1,338.5     1,207.4
  Restructuring costs             2.8        29.8         0.4         0.9          --          --         3.2        30.7
---------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                774.9       758.4       602.2       509.7       (35.4)      (30.0)    1,341.7     1,238.1
---------------------------  ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
EBITDA
  (as adjusted)(3)           $  433.9    $  456.3    $  452.5    $  440.8    $     --    $     --    $  886.4    $  897.1
===========================  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
CAPEX(2)                     $  308.7    $  311.4    $  173.1    $  147.4    $     --    $     --    $  481.8    $  458.8
===========================  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
EBITDA (as adjusted)
  less CAPEX                 $  125.2    $  144.9    $  279.4    $  293.4    $     --    $     --    $  404.6    $  438.3
===========================  ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
                                                                            EBITDA (as adjusted)
                                                                              (from above)           $  886.4    $  897.1
                                                                            Incremental charge(3)         1.8          --
                                                                            -----------------------  ----------  ----------
                                                                            EBITDA (from above)         884.6       897.1
                                                                            Depreciation                318.3       335.2
                                                                            Amortization                 72.5        46.9
                                                                            -----------------------  ----------  ----------
                                                                            Operating income            493.8       515.0
                                                                            Other expense, net           18.5         9.6
                                                                            Financing costs             127.2       127.5
                                                                            -----------------------  ----------  ----------
                                                                            Income before income
                                                                              taxes and non-
                                                                              controlling interests     348.1       377.9
                                                                            Income taxes                 93.7        18.7
                                                                            Non-controlling
                                                                              interests                   1.3         2.6
                                                                            -----------------------  ----------  ----------
                                                                            Net income               $  253.1    $  356.6
                                                                            =======================  ==========  ==========

(1)  Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)  Total capital expenditures ("CAPEX").

(3)  Substantially all of the Company's share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $1.8 and did not result in an immediate cash outflow. In respect of 2007 results provided to the Company's chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.


                                                    TELUS(R)                                                      15

---------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                            (unaudited)
---------------------------------------------------------------------------------------------------------------------------

Six-month periods ended             Wireline                Wireless               Eliminations            Consolidated
June 30 (millions)              2007         2006        2007        2006        2007        2006        2007        2006
--------------------------  -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating revenues
  External revenue          $2,385.7     $2,388.5    $2,048.0    $1,827.2    $     --    $     --    $4,433.7    $4,215.7
  Intersegment revenue          53.8         48.3        13.0        11.1       (66.8)      (59.4)         --          --
--------------------------  -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             2,439.5      2,436.8     2,061.0     1,838.3       (66.8)      (59.4)    4,433.7     4,215.7
--------------------------  -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Operating expenses
  Operations expense         1,677.5      1,469.0     1,166.2       998.9       (66.8)      (59.4)    2,776.9     2,408.5
  Restructuring costs            7.2         44.7         0.7         2.7          --          --         7.9        47.4
--------------------------  -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             1,684.7      1,513.7     1,166.9     1,001.6       (66.8)      (59.4)    2,784.8     2,455.9
--------------------------  -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
EBITDA(1)                   $  754.8     $  923.1    $  894.1    $  836.7    $     --    $     --    $1,648.9    $1,759.8
==========================  ===========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
CAPEX(2)                    $  579.4     $  570.4    $  284.3    $  208.9    $     --    $     --    $  863.7    $  779.3
==========================  ===========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
EBITDA less CAPEX           $  175.4     $  352.7    $  609.8    $  627.8    $     --    $     --    $  785.2    $  980.5
==========================  ===========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Operating expenses
  (as adjusted)(3)
  Operations expense
    (as adjusted)(3)         1,524.4      1,469.0     1,144.0       998.9       (66.8)      (59.4)    2,601.6     2,408.5
  Restructuring costs            7.2         44.7         0.7         2.7          --          --         7.9        47.4
--------------------------  -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                             1,531.6      1,513.7     1,144.7     1,001.6       (66.8)      (59.4)    2,609.5     2,455.9
--------------------------  -----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
EBITDA
  (as adjusted)(3)          $  907.9     $  923.1    $  916.3    $  836.7    $     --    $     --    $1,824.2    $1,759.8
==========================  ===========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
CAPEX(2)                    $  579.4     $  570.4    $  284.3    $  208.9    $     --    $     --    $  863.7    $  779.3
==========================  ===========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
EBITDA (as adjusted)
  less CAPEX                $  328.5     $  352.7    $  632.0    $  627.8    $     --    $     --    $  960.5    $  980.5
==========================  ===========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
                                                                            EBITDA (as adjusted)
                                                                              (from above)           $1,824.2    $1,759.8
                                                                            Incremental charge(3)       175.3        --
                                                                            -----------------------  ----------  ----------
                                                                            EBITDA (from above)       1,648.9     1,759.8
                                                                            Depreciation                636.0       674.4
                                                                            Amortization                122.1       110.8
                                                                            -----------------------  ----------  ----------
                                                                            Operating income           890.8        974.6
                                                                            Other expense, net          22.3         13.9
                                                                            Financing costs            244.8        254.5
                                                                            -----------------------  ----------  ----------
                                                                            Income before income
                                                                              taxes and non-
                                                                              controlling interests    623.7        706.2
                                                                            Income taxes
                                                                            Non-controlling            173.0        134.8
                                                                              interests                  2.8          4.7
                                                                            -----------------------  ----------  ----------
                                                                            Net income               $ 447.9     $  566.7
                                                                            =======================  ==========  ==========

(1)  Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is a measure that does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers; EBITDA is defined by the Company as operating revenues less operations expense and restructuring costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with certain debt covenants.

(2)  Total capital expenditures ("CAPEX").

(3)  Substantially all of the Company's share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, were amended by adding a net-cash settlement feature; such amendment resulted in an incremental charge to operations of $175.3 and did not result in an immediate cash outflow. In respect of 2007 results provided to the Company's chief operating decision maker, operations expense and EBITDA are being presented both with, and without, the impact of such amendment.


                                                         TELUS(R)                                                    16

------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                         (unaudited)
------------------------------------------------------------------------------------------------------------------------

6    restructuring costs

                                                                    Three months                   Six months
Periods ended June 30 (millions)                               2007            2006            2007           2006
--------------------------------------------------------  --------------  --------------  -------------  --------------
Restructuring costs
   Workforce
     Voluntary                                            $        0.6    $       21.5    $        1.1   $       21.8
     Involuntary                                                   1.7             8.1             5.7           23.9
   Other                                                           0.9             1.1             1.1            1.7
--------------------------------------------------------  --------------  --------------  -------------  --------------
                                                                   3.2            30.7             7.9           47.4
--------------------------------------------------------  --------------  --------------  -------------  --------------
Disbursements
   Workforce
     Voluntary                                                     4.9             0.3            14.1           15.7
     Involuntary and other                                         4.7            10.2            16.8           26.2
   Other                                                           0.9             1.2             1.3            2.1
--------------------------------------------------------  --------------  --------------  -------------  --------------
                                                                  10.5            11.7            32.2           44.0
--------------------------------------------------------  --------------  --------------  -------------  --------------
Expenses greater than (less than) disbursements                   (7.3)           19.0           (24.3)           3.4
Restructuring accounts payable and accrued liabilities
   Balance, beginning of period                                   36.1            41.5            53.1           57.1
--------------------------------------------------------  --------------  --------------  -------------  --------------
   Balance, end of period                                 $       28.8    $       60.5    $       28.8   $       60.5
========================================================  ==============  ==============  =============  ==============

In the first half of 2007, arising from its competitive efficiency program, the Company undertook a number of smaller initiatives, such as operational consolidation, rationalization and integration. These initiatives are aimed to improve the Company's operating productivity and competitiveness. The Company's estimate of restructuring costs in 2007 is not currently expected to exceed $35 million.

7    financing costs

                                                                     Three months                    Six months
Periods ended June 30 (millions)                                 2007            2006            2007           2006
--------------------------------------------------------  --------------  --------------  -------------  --------------
Interest on long-term debt                                $      126.5    $      124.5    $      245.7   $      249.9
Interest on short-term obligations and other                       0.3             1.0             0.4            2.6
Foreign exchange(1)                                                5.7             3.7             7.6            4.8
--------------------------------------------------------  --------------  --------------  -------------  --------------
                                                                 132.5           129.2           253.7          257.3
Interest income
   Interest on tax refunds                                          --            (1.3)           (0.2)          (1.3)
   Other interest income                                          (5.3)           (0.4)           (8.7)          (1.5)
--------------------------------------------------------  --------------  --------------  -------------  --------------
                                                                  (5.3)           (1.7)           (8.9)          (2.8)
--------------------------------------------------------  --------------  --------------  -------------  --------------
                                                          $      127.2    $      127.5    $      244.8   $      254.5
========================================================  ==============  ==============  =============  ==============

(1)  For the three-month and six-month periods ended June 30, 2007, these amounts include gains of $0.3 (2006
     - $0.1) and $0.3 (2006 - $0.1), respectively, in respect of cash flow hedge ineffectiveness.

8    income taxes

                                                                    Three months                   Six months
Periods ended June 30 (millions)                               2007            2006            2007           2006
--------------------------------------------------------  --------------  --------------  -------------  --------------
Current                                                   $        1.2    $       (6.7)   $        2.3   $       (3.7)
Future                                                            92.5            25.4           170.7          138.5
--------------------------------------------------------  --------------  --------------  -------------  --------------
                                                          $       93.7    $       18.7    $      173.0   $      134.8
========================================================  ==============  ==============  =============  ==============

                                                      TELUS(R)                                                     17

------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                         (unaudited)
------------------------------------------------------------------------------------------------------------------------

The Company's income tax expense differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)                                       2007                 2006
------------------------------------------------------------------------------- -------------------  --------------------
 Basic blended federal and provincial tax at statutory income tax rates         $  116.9     33.6%   $  125.8      33.3%
 Revaluation of future income tax liability to reflect future statutory
   income tax rates                                                                (24.2)              (107.0)
 Share option award compensation                                                     1.2                  1.6
 Tax rate differential on, and consequential adjustments from, reassessment of
   prior year tax issues                                                              --                  1.3
 Other                                                                              (0.2)                (0.1)
------------------------------------------------------------------------------- ----------  -------  ----------  --------
                                                                                    93.7     26.9%       21.6       5.7%
Large corporations tax                                                                --                 (2.9)
------------------------------------------------------------------------------- ----------  -------  ----------  --------
 Income tax expense per Consolidated Statements of Income                       $   93.7     26.9%   $   18.7       4.9%
=============================================================================== ==========  =======  ==========  ========

Six-month periods ended June 30 ($ in millions)                                         2007                  2006
------------------------------------------------------------------------------- -------------------  --------------------
 Basic blended federal and provincial tax at statutory income tax rates         $  209.2     33.5%   $  237.3      33.6%
 Revaluation of future income tax liability to reflect future statutory
   income tax rates                                                                (27.9)              (107.0)
 Share option award compensation                                                    (6.5)                 3.1
 Tax rate differential on, and consequential adjustments from, reassessment
   of prior year tax issues                                                           --                  1.0
 Other                                                                              (1.8)                 0.4
------------------------------------------------------------------------------- ----------  -------  ----------  --------
 Income tax expense per Consolidated Statements of Income                       $  173.0     27.7%   $  134.8      19.1%
=============================================================================== ==========  =======  ==========  ========

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three-month and six-month periods ended June 30, 2007, the Company recorded Investment Tax Credits of $1.1 million (2006
- $12.6 million) and $10.6 million (2006 - $12.6 million), respectively, $1.1 million (2006 - $12.6 million) and $9.2 million (2006 - $12.6 million) of which was recorded as a reduction of capital and the balance of which was recorded as a reduction of Operations expense.

9        per share amounts

Basic net income per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share option awards.

     The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income equaled diluted Common Share and Non-Voting Share income for all periods presented.

                                                                                     Three months           Six months
Periods ended June 30 (millions)                                                   2007       2006       2007       2006
-------------------------------------------------------------------------------- ---------  ---------  ---------  ---------
Basic total weighted average Common Shares and Non-Voting Shares outstanding       333.5      344.9      335.3      347.1
Effect of dilutive securities
  Exercise of share option awards                                                    3.4        3.6        3.0        3.5
-------------------------------------------------------------------------------- ---------  ---------  ---------  ---------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding     336.9      348.5      338.3      350.6
================================================================================ =========  =========  =========  =========

     For the three-month and six-month periods ended June 30, 2007, certain outstanding share option awards, in the amount of 0.1 million (2006 - 0.3 million) and 0.4 million (2006 - 0.7 million), respectively, were not included in the computation of diluted income per Common Share and Non-Voting Share because the share option awards' exercise prices were greater than the average market price of the Common Shares and Non-Voting Shares during the reported periods.


                                    TELUS(R)                                  18

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

10   share-based compensation

(a)  Details of share-based compensation expense

Reflected in the Consolidated Statements of Income as "Operations expense" and the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

Three-month periods ended June 30                      2007                                             2006
---------------------------------- ----------------------------------------------  ----------------------------------------------
                                                    Associated      Statement of                     Associated     Statement of
                                     Operations   operating cash     cash flows       Operations     operating       cash flows
(millions)                            expense        outflows        adjustment        expense     cash outflows     adjustment
---------------------------------- -------------  ---------------  --------------  --------------  --------------  --------------
Share option awards(1)             $     5.9      $   (24.3)       $   (18.4)      $     4.8       $      --       $     4.8
Restricted stock units                   9.6           (0.1)             9.5             8.1            (0.2)            7.9
Employee share purchase plan             7.1           (7.1)              --             6.7            (6.7)             --
---------------------------------- -------------  ---------------  --------------  --------------  --------------  --------------
                                   $    22.6      $   (31.5)       $    (8.9)      $    19.6       $    (6.9)      $    12.7
================================== =============  ===============  ==============  ==============  ==============  ==============

(1)  For the three-month period ended June 30, 2007, the expense arising from share options with the net-cash settlement feature, net of hedging effects, was $1.9 (2006 - NIL).


Six-month periods ended June 30                        2007                                             2006
---------------------------------- ----------------------------------------------  ----------------------------------------------
                                                    Associated      Statement of                     Associated     Statement of
                                     Operations   operating cash     cash flows       Operations     operating       cash flows
(millions)                            expense        outflows        adjustment        expense     cash outflows     adjustment
---------------------------------- -------------  ---------------  --------------  --------------  --------------  --------------
Share option awards(1)             $   183.2      $   (67.3)       $   115.9       $     9.3       $      --       $     9.3
Restricted stock units                  15.9           (2.1)            13.8            14.3            (2.5)           11.8
Employee share purchase plan            17.7          (17.7)              --            16.4           (16.4)             --
---------------------------------- -------------  ---------------  --------------  --------------  --------------  --------------
                                   $   216.8      $   (87.1)       $   129.7       $    40.0       $   (18.9)      $    21.1
================================== =============  ===============  ==============  ==============  ==============  ==============

(1)  For the six-month period ended June 30, 2007, the expense arisng from share options with the net-cash settlement feature, net of hedging effects, was $175.6 (2006 - NIL).

     For the three-month and six-month periods ended June 30, 2007, the associated operating cash outflows in respect of share option awards are net of cash inflows from the cash-settled equity swap agreements of $8.3 million (2006
- NIL) and $8.9 million (2006 - NIL), respectively. For the three-month and six-month periods ended June 30, 2007, the income tax benefit arising from share-based compensation was $6.2 million (2006 - $5.0 million) and $77.7 million (2006 - $10.4 million), respectively; as disclosed in Note 8, not all share-based compensation amounts are deductible for income tax purposes.

(b)  Share option awards

The Company applies the fair value based method of accounting for share-based compensation awards granted to employees. Share option awards typically vest over a three-year period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

     The weighted average fair value of share option awards granted, and the weighted average assumptions used in the fair value estimation at the time of grant, using the Black-Scholes model (a closed-form option pricing model), are as follows:

                                        Three months             Six months
Periods ended June 30                2007        2006        2007         2006
--------------------------------- ----------  ----------  -----------  ---------
Share option award
   fair value (per share option)   $ 15.06   $   12.41    $  12.50     $  12.36
Risk free interest rate               4.5%        4.3%        4.1%         4.0%
Expected lives(1) (years)             4.7         4.5         4.5          4.6
Expected volatility                  26.1%       32.0%       26.5%        36.0%
Dividend yield                        2.3%        2.4%        2.6%         2.6%
--------------------------------- ----------  ----------  -----------  ---------

(1) The maximum contractual term of the share option awards granted in 2007 and 2006 was seven years.

 Other
option awards is based on a Government of Canada yield curve that is current at the time of grant. The expected lives of the share option awards are based on historical share option award exercise data of the Company. Similarly, expected volatility considers the historical volatility of the Company's Non-Voting Shares. The dividend yield is the annualized dividend current at the date of grant


                                    TELUS(R)                                  19

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

divided by the share option award exercise price. Dividends are not paid on unexercised share option awards and are not subject to vesting.

     Some share option awards have a net-equity settlement feature. As discussed further in Note 16(f), it is at the Company's option whether the exercise of a share option is settled as a share option or using the net-equity settlement feature. So as to align with the accounting treatment that is afforded to the associated share options, the Company has selected the equity instrument fair value method of accounting for the net-equity settlement feature.

     In 2007, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments. For the outstanding share option awards that were amended and which were granted subsequent to 2001, the minimum expense recognized for them will be their grant-date fair values.

     In conjunction with the amendment, the Company entered into a cash-settled equity swap agreement that establishes a cap on the Company's cost associated with the affected outstanding share option awards.

As at June 30, 2007 ($ per affected
outstanding share option award)                Affected share option awards granted for
------------------------------------------- -----------------------------------------------  ----------------
                                            Common Shares           Non-Voting Shares              Total
                                            --------------   ------------------------------  ----------------
                                                     prior to 2002             after 2001
                                            -------------------------------  --------------
Weighted average exercise price             $      36.10    $      30.39     $      21.94     $      26.81
Weighted average grant date fair value                --              --             6.74             3.38
------------------------------------------- --------------  ---------------  ---------------  ---------------
                                                   36.10           30.39            28.68            30.19
Weighted average incremental share-based
   compensation award expense arising from
   net-cash settlement feature                     18.16           24.76            26.47            24.86
------------------------------------------- --------------  ---------------  ---------------  ---------------
Exercise date fair value capped by cash-
   settled equity swap agreement            $      54.26    $      55.15     $      55.15     $      55.05
=========================================== ==============  ===============  ===============  ===============
Affected share option awards outstanding         539,155       1,805,769        2,353,520        4,698,444
=========================================== ==============  ===============  ===============  ===============

(c)  Restricted stock units

The Company uses restricted stock units as a form of incentive compensation. Each restricted stock unit is equal in value to one Non-Voting Share and the dividends that would have arisen thereon had it been an issued and outstanding Non-Voting Share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. The restricted stock units become payable as they vest over their lives. Typically, the restricted stock units vest over a period of 33 months. The vesting method, which is determined on or before the date of grant, may be either cliff or graded.

     The following table presents a summary of the activity related to the Company's restricted stock units.

Periods ended June 30, 2007                          Three months                                    Six months
---------------------------------- ---------------------------------------------  ---------------------------------------------
                                        Number of restricted         Weighted          Number of restricted         Weighted
                                             stock units           average grant           stock units            average grant
                                   ------------------------------    date fair    ------------------------------    date fair
                                     Non-vested       Vested           value        Non-vested          Vested        value
---------------------------------- ----------------------------    -------------  ----------------  ------------  -------------
Outstanding, beginning of period
   Non-vested                        2,010,875             --      $   44.85        1,518,613                --    $   40.99
   Vested                                   --          3,389          39.48               --            37,251        38.85
Issued
   Initial allocation                   19,204             --          63.11          520,561                --        56.62
   In lieu of dividends                 12,185             --          62.31           25,201                --        59.91
Vested                                  (2,995)         2,995          40.73           (4,829)            4,829        39.92
Settled in cash                             --         (2,995)         40.73               --           (38,691)       38.93
Forfeited and cancelled                 (5,622)            --          43.18          (25,899)               --        40.55
---------------------------------- ---------------  -------------  -------------  ----------------  ------------  -------------
Outstanding, end of period
   Non-vested                        2,033,647             --          44.99        2,033,647                --        44.99
   Vested                                   --          3,389      $   39.48               --             3,389    $   39.48
================================== ===============  =============  =============  ================  ============  =============


                                                       TELUS(R)                                                         20

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

     With respect to certain issuances of restricted stock units, the Company entered into cash-settled equity forward agreements that fix the cost to the Company; that information, as well as a schedule of the Company's non-vested restricted stock units outstanding as at June 30, 2007, is set out in the following table.

                                            Number of         Cost fixed to the         Number of          Total number of
                                           fixed-cost            Company per          variable-cost          non-vested
                                        restricted stock      restricted stock      restricted stock      restricted stock
                                              units                 unit                  units                 units
-------------------------------------- -------------------   --------------------  --------------------  --------------------
Vesting in years ending December 31:
   2007                                     600,000          $      40.91                69,725               669,725
   2008                                     160,000          $      50.91
                                            440,000          $      50.02
                                       -------------------
                                            600,000                                     263,675               863,675
                                       -------------------
   2009                                     400,000          $      64.26               100,247               500,247
-------------------------------------- -------------------   --------------------  --------------------  --------------------
                                          1,600,000                                     433,647             2,033,647
====================================== ===================   ====================  ====================  ====================

(d)  Employee share purchase plan

The Company has an employee share purchase plan under which eligible employees can purchase Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay. The Company contributes 45%, for the employee population up to a certain job classification, for every dollar contributed by an employee, to a maximum of 6% of employee pay; for more highly compensated job classifications, the Company contributes 40%. There are no vesting requirements and the Company records its contributions as a component of operating expenses.

                                                     Three months                                  Six months
Periods ended June 30 (millions)              2007                  2006                  2007                  2006
-------------------------------------- -------------------   --------------------  --------------------  --------------------
Employee contributions                 $       16.8          $       15.9          $       42.0          $       38.8
Company contributions                           7.1                   6.7                  17.7                  16.4
-------------------------------------- -------------------   --------------------  --------------------  --------------------
                                       $       23.9          $       22.6          $       59.7          $       55.2
====================================== ===================   ====================  ====================  ====================

     Under this plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the six-month periods ended June 30, 2007 and 2006, all Common Shares issued to employees under the plan were purchased on the market at normal trading prices.

11   employee future benefits


(a)  Defined benefit plans - cost (recovery)

The Company's net defined benefit plan costs (recoveries) were as follows:

Three-month periods ended June 30                           2007                                        2006
------------------------------------------- ---------------------------------------- --------------------------------------------
                                            Incurred in    Matching    Recognized in   Incurred in     Matching    Recognized in
(millions)                                     period   adjustments(1)     period        period     adjustments(1)     period
------------------------------------------- ----------- -------------- ------------- -------------- -------------- --------------
Pension benefit plans
   Current service cost (employer portion)  $   24.9     $     --       $   24.9      $   24.3       $     --       $   24.3
   Interest cost                                81.7           --           81.7          79.0             --           79.0
   Return on plan assets                      (128.8)         6.4         (122.4)        195.0         (306.3)        (111.3)
   Past service costs                             --          0.2            0.2            --            0.1            0.1
   Actuarial loss (gain)                         2.7           --            2.7          10.5             --           10.5
   Valuation allowance provided against
     accrued benefit asset                        --           --             --            --            6.5            6.5
   Amortization of transitional asset             --        (11.1)         (11.1)           --          (11.2)         (11.2)
------------------------------------------- -----------  -------------- ------------ -------------- -------------- --------------
                                            $  (19.5)    $   (4.5)      $  (24.0)     $  308.8       $ (310.9)      $   (2.1)
=========================================== ===========  ============== ============ ============== ============== ==============

(1)  Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

                                                 TELUS(R)                                                                   21

--------------------------------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                                                 (unaudited)
--------------------------------------------------------------------------------------------------------------------------------


Six-month periods ended June 30                             2007                                        2006
------------------------------------------- ---------------------------------------- --------------------------------------------
                                            Incurred in    Matching    Recognized in   Incurred in     Matching    Recognized in
(millions)                                     period   adjustments(1)     period        period     adjustments(1)     period
------------------------------------------- ----------- -------------- ------------- -------------- -------------- --------------
Pension benefit plans
   Current service cost (employer portion)  $   49.8    $     --       $   49.8      $   48.6       $     --       $   48.6
   Interest cost                               163.2          --          163.2         157.9             --          157.9
   Return on plan assets                      (237.5)       (7.2)        (244.7)        (72.1)        (150.5)        (222.6)
   Past service costs                             --         0.4            0.4            --            0.3            0.3
   Actuarial loss (gain)                         5.4          --            5.4          21.0             --           21.0
   Valuation allowance provided against
     accrued benefit asset                        --          --             --            --           13.0           13.0
   Amortization of transitional asset             --       (22.1)         (22.1)           --          (22.4)         (22.4)
------------------------------------------- ----------- -------------- ------------- -------------- -------------- --------------
                                            $  (19.1)   $  (28.9)      $  (48.0)     $  155.4       $ (159.6)      $   (4.2)
=========================================== =========== ============== ============= ============== ============== ==============

(1)  Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


Three-month periods ended June 30                           2007                                        2006
------------------------------------------- ---------------------------------------- --------------------------------------------
                                            Incurred in    Matching    Recognized in   Incurred in     Matching    Recognized in
(millions)                                     period   adjustments(1)     period        period     adjustments(1)     period
------------------------------------------- ----------- -------------- ------------- -------------- -------------- --------------
Other benefit plans
   Current service cost (employer portion)  $     --    $     --       $     --      $    0.9       $     --       $    0.9
   Interest cost                                 0.7          --            0.7           0.4             --            0.4
   Return on plan assets                        (0.3)         --           (0.3)         (0.6)          (0.1)          (0.7)
   Actuarial loss (gain)                        (0.5)         --           (0.5)         (0.4)            --           (0.4)
   Amortization of transitional obligation        --         0.2            0.2            --            0.2            0.2
------------------------------------------- ----------- -------------- ------------- -------------- -------------- --------------
                                            $   (0.1)   $    0.2       $    0.1      $    0.3       $    0.1       $    0.4
=========================================== =========== ============== ============= ============== ============== ==============

(1)  Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.


Six-month periods ended June 30                             2007                                        2006
------------------------------------------- ---------------------------------------- --------------------------------------------
                                            Incurred in    Matching    Recognized in   Incurred in     Matching    Recognized in
(millions)                                     period   adjustments(1)     period        period     adjustments(1)     period
------------------------------------------- ----------- -------------- ------------- -------------- -------------- --------------
Other benefit plans
   Current service cost (employer portion)  $     --    $     --       $     --      $    1.8       $     --       $    1.8
   Interest cost                                 1.3          --            1.3           0.9             --            0.9
   Return on plan assets                        (0.6)         --           (0.6)         (1.2)          (0.1)          (1.3)
   Actuarial loss (gain)                        (1.2)         --           (1.2)         (0.9)            --           (0.9)
   Amortization of transitional obligation        --         0.4            0.4            --            0.4            0.4
------------------------------------------- ----------- -------------- ------------- -------------- -------------- --------------
                                            $   (0.5)   $    0.4       $   (0.1)     $    0.6       $    0.3       $    0.9
=========================================== =========== ============== ============= ============== ============== ==============

(1)  Accounting adjustments to allocate costs to different periods so as to recognize the long-term nature of employee future benefits.

(b)      Employer contributions

The best estimate of fiscal 2007 employer contributions to the Company's defined benefit pension plans has been revised to approximately $92 million (the best estimate at December 31, 2006 was $111 million).

(c)      Defined contribution plans

The Company's total defined contribution pension plan costs recognized were as follows:

                                                                             Three months                   Six months
Periods ended June 30 (millions)                                         2007           2006           2007           2006
------------------------------------------------------------------- -------------  -------------  -------------  -------------
Union pension plan and public service pension plan contributions    $        7.2   $        7.4   $       16.0   $       16.1
Other defined contribution pension plans                                     5.5            3.8           13.4            8.7
------------------------------------------------------------------- -------------  -------------  -------------  -------------
                                                                    $       12.7   $       11.2   $       29.4   $       24.8
=================================================================== =============  =============  =============  =============

                                                      TELUS(R)                                                           22

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

12   accounts receivable

On July 26, 2002, TELUS Communications Inc., a wholly-owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, March 1, 2006, and November 30, 2006, with an arm's-length securitization trust under which TELUS Communications Inc. is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully-serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This "revolving-period" securitization agreement had an initial term ending July 18, 2007; the November 30, 2006, amendment resulted in the term being extended to July 18, 2008. TELUS Communications Inc. is required to maintain at least a BBB
(low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term; at June 30, 2007, the rating was A (low).

As at (millions)                                                                         June 30, 2007    December 31, 2006
-----------------------------------------------------------------------------------   ------------------  ------------------
Total managed portfolio                                                               $    1,080.3        $    1,216.1
Securitized receivables                                                                     (567.2)             (567.3)
Retained interest in receivables sold                                                         58.7                58.4
-----------------------------------------------------------------------------------   ------------------  ------------------
Receivables held                                                                      $      571.8        $      707.2
===================================================================================   ==================  ==================

     For the three-month and six-month periods ended June 30, 2007, the Company recognized composite losses of $4.9 million (2006 - $5.6 million) and $8.1 million (2006 - $8.7 million), respectively, on the sale of receivables arising from the securitization.

     Cash flows from the securitization are as follows:

                                                            Three months                             Six months
Periods ended June 30 (millions)                      2007                2006                2007                2006
---------------------------------------------- ------------------  ------------------  ------------------  ------------------
Cumulative proceeds from securitization,
  beginning of period                          $      150.0        $      400.0        $      500.0        $      500.0
Proceeds from new securitizations                     400.0               185.0               400.0               260.0
Securitization reduction payments                     (50.0)              (50.0)             (400.0)             (225.0)
---------------------------------------------- ------------------  ------------------  ------------------  ------------------
Cumulative proceeds from securitization,
  end of period                                $      500.0        $      535.0        $      500.0        $      535.0
============================================== ==================  ==================  ==================  ==================
Proceeds from collections reinvested in
  revolving-period securitizations             $      672.6        $      940.6        $    1,774.8        $    1,830.6
============================================== ==================  ==================  ==================  ==================
Proceeds from collections pertaining to
  retained interest                            $       78.7        $      119.4        $      208.3        $      246.1
============================================== ==================  ==================  ==================  ==================


                                                         TELUS(R)                                                      23

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

13   capital assets

(a)  Capital assets, net

As at (millions)                                           June 30, 2007                             December 31, 2006
------------------------------------------- -----------------------------------------  ------------------------------------------
                                                           Accumulated                                Accumulated
                                                          depreciation                               depreciation
                                                               and        Net book                        and          Net book
                                               Cost       amortization      value         Cost        amortization       value
------------------------------------------- -----------  --------------  ------------  ------------  ---------------  -----------
Property, plant, equipment and other
   Telecommunications assets                $18,499.9      $13,197.3     $ 5,302.6     $18,061.8       $12,755.3      $ 5,306.5
   Assets leased to customers                   725.6          580.9         144.7         693.3           550.9          142.4
   Buildings and leasehold improvements       1,881.9        1,059.1         822.8       1,852.5         1,002.7          849.8
   Office equipment and furniture             1,133.3          877.7         255.6       1,110.6           840.8          269.8
   Assets under capital lease                    18.5           11.1           7.4          18.5             9.4            9.1
   Other                                        340.2          264.3          75.9         340.6           259.6           81.0
   Land                                          48.8             --          48.8          48.9              --           48.9
   Assets under construction                    603.8             --         603.8         725.4              --          725.4
   Materials and supplies                        35.1             --          35.1          33.6              --           33.6
------------------------------------------- -----------  --------------  ------------  ------------  ---------------  -----------
                                             23,287.1       15,990.4       7,296.7      22,885.2        15,418.7        7,466.5
------------------------------------------- -----------  --------------  ------------  ------------  ---------------  -----------
Intangible assets subject to amortization
   Subscriber base                              362.9          149.1         213.8         362.9           138.3          224.6
   Software                                   1,655.4        1,127.3         528.1       1,306.0         1,043.4          262.6
   Access to rights-of-way and other            136.8           65.3          71.5         122.3            60.3           62.0
------------------------------------------- -----------  --------------  ------------  ------------  ---------------  -----------
                                              2,155.1        1,341.7         813.4       1,791.2         1,242.0          549.2
------------------------------------------- -----------  --------------  ------------  ------------  ---------------  -----------
Intangible assets with indefinite lives
   Spectrum licences(1)                       3,985.0        1,018.5       2,966.5       3,984.9         1,018.5        2,966.4
------------------------------------------- -----------  --------------  ------------  ------------  ---------------  -----------
                                            $29,427.2      $18,350.6     $11,076.6     $28,661.3       $17,679.2      $10,982.1
=========================================== ===========  ==============  ============  ============  ===============  ===========

(1) Accumulated amortization of spectrum licences is amortization recorded prior to 2002.

The following table presents items included in capital expenditures. Additions of intangible assets subject to amortization include amounts reclassified from assets under construction.

                                                    Three months                                  Six months
Periods ended June 30 (millions)            2007                  2006                  2007                  2006
------------------------------------ --------------------  --------------------  --------------------  ------------------
Additions of intangible assets
   - Subject to amortization         $       52.0          $       31.4          $      394.1          $       49.0
   - With indefinite lives                     --                   0.5                   0.1                   1.7
------------------------------------ --------------------  --------------------  --------------------  ------------------
                                     $       52.0          $       31.9          $      394.2          $       50.7
==================================== ====================  ====================  ====================  ==================


The following table presents items included in capital expenditures.

                                                    Three months                                 Six months
Periods ended June 30 (millions)            2007                  2006                  2007                  2006
------------------------------------ --------------------  --------------------  --------------------  ------------------

Capitalized internal labour costs    $       82.3          $       82.7          $      161.8          $      151.5
==================================== ====================  ====================  ====================  ==================

(b)  Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2007, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
----------------------------------------------------------------- --------------
2007 (balance of year)                                            $      132.5
2008                                                                     193.1
2009                                                                     136.6
2010                                                                      68.0
2011                                                                      49.6
----------------------------------------------------------------- --------------


                                    TELUS(R)                                  24

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

14   goodwill

Periods ended June 30, 2007 (millions)                                               Three months            Six months
-------------------------------------------------------------------------------- --------------------   --------------------
Balance, beginning of period                                                     $    3,169.6           $    3,169.5
Foreign exchange on goodwill of self-sustaining foreign operations                       (0.8)                  (0.7)
-------------------------------------------------------------------------------- --------------------   --------------------
Balance, end of period                                                           $    3,168.8           $    3,168.8
================================================================================ ====================   ====================

15   long-term debt

(a)  Details of long-term debt

As at ($ in millions)                                                                     June 30,            December 31,
Series                                  Rate of interest             Maturity               2007                  2006
------------------------------------ -----------------------  ---------------------  --------------------  -------------------
                                                                                                               (adjusted -
                                                                                                                Note 2(b))
TELUS Corporation Notes
             U.S. (2)                           7.50%(1)      June 2007              $         --          $    1,357.9
             U.S. (3)                           8.00%(1)      June 2011                   2,032.7               2,227.1
              CB                                5.00%(1)      June 2013                     298.0                 298.0
              CC                                4.50%(1)      March 2012                    298.7                    --
              CD                                4.95%(1)      March 2017                    686.5                    --
------------------------------------ -----------------------  ---------------------  --------------------  -------------------
                                                                                          3,315.9               3,883.0
------------------------------------ -----------------------  ---------------------  --------------------  -------------------
TELUS Corporation Commercial Paper              4.48%         Through October 2007          660.9                    --
------------------------------------ -----------------------  ---------------------  --------------------  -------------------
TELUS Corporation Credit Facility                 --%         May 2012                        --                  120.0
------------------------------------ -----------------------  ---------------------  --------------------  -------------------
TELUS Communications Inc. Debentures
                 1                             12.00%(1)      May 2010                       49.7                  49.8
                 2                             11.90%(1)      November 2015                 124.0                 124.5
                 3                             10.65%(1)      June 2021                     173.3                 174.0
                 5                              9.65%(1)      April 2022                    244.5                 246.1
                 B                              8.80%(1)      September 2025                197.4                 198.1
------------------------------------ -----------------------  ---------------------  --------------------  -------------------
                                                                                            788.9                 792.5
------------------------------------ -----------------------  ---------------------  --------------------  -------------------
TELUS Communications Inc. First Mortgage Bonds
                 U                             11.50%(1)      July 2010                      29.9                  30.0
------------------------------------ -----------------------  ---------------------  --------------------  -------------------
TELUS Communications Inc. Medium Term Notes
                 1                              7.10%(1)      February 2007                    --                  70.0
------------------------------------ -----------------------  ---------------------  --------------------  -------------------
Capital leases issued at varying rates of
  interest from 4.1% to 16.0% and maturing on
  various dates up to 2013                                                                    7.6                   9.2
------------------------------------------------------------------------------------ --------------------  -------------------
Other                                                                                         3.7                   3.5
-----------------------------------------------------------------------------------  --------------------  -------------------
Long-Term Debt                                                                            4,806.9               4,908.2
Less: Current maturities                                                                      6.4               1,433.5
------------------------------------------------------------  ---------------------  --------------------  -------------------
 Long-Term Debt - non-current                                                        $    4,800.5          $    3,474.7
===================================================================================  ====================  ===================

(1)  Interest is payable semi-annually.
(2)  Principal face value of notes at December 31, 2006 - U.S.$1,166.5 million.
(3)  Principal face value of notes is U.S.$1,925.0 million (December 31, 2006 - U.S.$1,925.0 million).

(b)  TELUS Corporation notes

The notes are senior, unsecured and unsubordinated obligations of the Company and rank equally in right of payment with all existing and future unsecured, unsubordinated obligations of the Company, are senior in right of payment to all existing and future subordinated indebtedness of the Company, and are effectively subordinated to all existing and future obligations of, or guaranteed by, the Company's subsidiaries.

     The indentures governing the notes contain certain covenants which, among other things, place limitations on the ability of TELUS and certain of its subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.


                                    TELUS(R)                                  25

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

                                                                           Principal face amount        Redemption present
                                                                --------------------------------------   value spread
Series                                 Issued      Issue price   Originally issued      Outstanding     (basis points)(1)
----------------------------------- ------------ -------------- ------------------- ------------------ --------------------
7.50% (U.S. Dollar) Notes due 2007    May 2001     U.S.$995.06   U.S.$1.3 billion            --                --
8.00% (U.S. Dollar) Notes due 2011    May 2001     U.S.$994.78   U.S.$2.0 billion    U.S.$1.9 billion          30
5.00% Notes, Series CB                May 2006       $998.80       $300 million        $300 million            16
4.50% Notes, Series CC               March 2007      $999.91       $300 million        $300 million            15
4.95% Notes, Series CD               March 2007      $999.53       $700 million        $700 million            24
----------------------------------- ------------ -------------- ------------------- ------------------ --------------------

(1)  The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Adjusted Treasury Rate (in respect of the
     U.S. Dollar denominated notes) or the Government of Canada yield (in respect of the Canadian dollar denominated notes) plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.


     2007 and 2011 Cross Currency Interest Rate Swap Agreements: With respect to the 2011 (U.S. Dollar) Notes, U.S.$1.9 billion (with respect to the 2007 and 2011 (U.S. Dollar) Notes, December 31, 2006 - U.S.$3.1 billion) in aggregate, the Company entered into cross currency interest rate swap agreements which effectively convert the principal repayments and interest obligations to Canadian dollar obligations with effective fixed interest rates and fixed economic exchange rates.

     The cross currency interest rate swap agreements contain an optional early termination provision which states that either party could elect to terminate these swap agreements on May 30, 2006, if (i) the highest of the long-term unsecured unsubordinated debt ratings of the Company falls below BBB as determined by Standard & Poor's Rating Services or Baa2 as determined by Moody's Investors Service or (ii) in the case of these two ratings having a difference of two or more rating increments, the lower of the two ratings is below BBB- or Baa3 or (iii) the rating for the Company's counterparties fall below A or A2.

     In contemplation of the planned refinancing of the 2007 (U.S. Dollar) Notes, in May 2006 the Company replaced approximately 63% of the notional value of the existing cross currency interest rate swap agreements with a like amount of new cross currency interest rate swap agreements which have a lower effective fixed interest rate and a lower effective fixed exchange rate. This replacement happened concurrent with the issuance of the 5.00% Notes, Series CB; the two transactions had the composite effect of deferring, from June 2007 to June 2013, the payment of $300 million, representing a portion of the amount that would have been due either under the cross currency interest rate swap agreements or to the 2007 (U.S. Dollar) Note holders (to whom the amounts would ultimately have been paid would depend upon changes in interest and foreign exchange rates over the period to maturity of the underlying debt).

     To terminate the previous cross currency interest rate swap agreements, the Company made a payment of $354.6 million, including $14.0 million in respect of hedging of then-current period interest payments, to the counterparties. The remaining $340.6 million portion of the payment made to the counterparties of the previous cross currency interest rate swap agreements exceeded the associated amount of the derivative liability, such excess being $25.8 million and which was deferred and amortized over the remainder of the life of the 2007 (U.S. Dollar) Notes.

     The weighted average effective fixed interest rates and effective fixed exchange rates arising from the cross currency interest rate swap agreements are summarized in the following table:

As at                                       June 30, 2007                         December 31, 2006
------------------------------ --------------------------------------  --------------------------------------
                                                      Effective fixed                      Effective fixed
                                 Effective fixed       exchange rate   Effective fixed      exchange rate
                                  interest rate       ($: U.S.$1.00)    interest rate       ($: U.S.$1.00)
------------------------------ --------------------  ----------------  -----------------  -------------------
2007 (U.S. Dollar) Notes                  --          $         --          7.046%          $     1.2716
2011 (U.S. Dollar) Notes                8.493%        $     1.5327          8.493%          $     1.5327
------------------------------ --------------------  ----------------  -----------------  -------------------

     The counterparties of the swap agreements are highly rated financial institutions and the Company does not anticipate any non-performance. TELUS has not required collateral or other security from the counterparties due to its assessment of their creditworthiness.

     The Company translates items such as the U.S. Dollar notes into equivalent Canadian dollars at the rate of exchange in effect at the balance sheet date. The swap agreements at June 30, 2007, comprised a net derivative liability of $1,081.8 million, as set out in Note 4 (December 31, 2006 - $835.7 million). The asset value of the swap agreements increases (decreases) when the balance sheet date exchange rate increases (decreases) the Canadian dollar equivalent of the U.S. Dollar notes.


                                    TELUS(R)                                  26

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

(c)  TELUS Corporation commercial paper

On May 15, 2007, TELUS Corporation entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. Dollar equivalent), to be used for general corporate purposes, including capital expenditures and investments. Commercial paper debt is due within one year but is classified as long-term debt as the amounts are fully supported, and the Company expects that they will continue to be supported, by the revolving credit facility which has no repayment requirements within the next year.

(d)  TELUS Corporation credit facility

On March 2, 2007, TELUS Corporation entered into a new $2.0 billion bank credit facility with a syndicate of financial institutions. The new credit facility consists of a $2.0 billion (or U.S. Dollar equivalent) revolving credit facility expiring on May 1, 2012, to be used for general corporate purposes including the backstop of commercial paper. This new facility replaced the Company's pre-existing committed credit facilities prior to the availability termination dates of such facilities.

     TELUS Corporation's credit facility is unsecured and bears interest at prime rate, U.S. Dollar Base Rate, a bankers' acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants including two financial quarter end financial ratio tests. The financial ratio tests are that the Company may not permit its net debt to operating cash flow ratio to exceed 4.0:1 and may not permit its operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

     Continued access to TELUS Corporation's credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

As at (millions)                           June 30, 2007                      December 31, 2006
--------------------------------------- ------------------  -----------------------------------------------------
Revolving credit facility expiring          May 1, 2012         May 7, 2008       May 4, 2010          Total
--------------------------------------- ------------------  ----------------- ----------------- -----------------
Net available                           $    1,232.8        $      579.9      $      800.0      $    1,379.9
Drawn                                             --               120.0                --             120.0
Outstanding, undrawn letters of credit         103.7               100.1                --             100.1
Backstop of commercial paper                   663.5                  --                --                --
--------------------------------------- ------------------  ----------------- ----------------- -----------------
Gross available                         $    2,000.0        $      800.0      $      800.0      $    1,600.0
======================================= ==================  ================= ================= =================

(e)  Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at June 30, 2007, during each of the five years ending December 31 are as follows:


(millions)                     Principal   Derivative liability    Total(1)
---------------------------- ------------- -------------------- --------------
2007 (balance of year)      $        2.3    $         --          $   2.3
2008                                 5.6              --              5.6
2009                                 1.5              --              1.5
2010                                80.8              --             80.8
2011                             2,048.1           903.5          2,951.6
---------------------------- ------------- -------------------- --------------

(1) Where applicable, principal repayments reflect foreign exchange rates at June 30, 2007.


                                    TELUS(R)                                  27

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

16   shareholders' equity

(a)  Details of shareholders' equity

As at ($ in millions)                                                                              June 30,       December 31,
                                                                                                    2007             2006
-------------------------------------------------------------------------------------------- ----------------  ----------------
                                                                                                                 (restated -
                                                                                                                   Note 2(b))
Preferred equity
     Authorized                         Amount
       First Preferred Shares       1,000,000,000
       Second Preferred Shares      1,000,000,000
Common equity
   Share capital
     Shares
       Authorized                       Amount
         Common Shares              1,000,000,000
         Non-Voting Shares          1,000,000,000
       Issued
         Common Shares (b)                                                                   $    2,235.3      $    2,264.4
         Non-Voting Shares (b)                                                                    3,337.9           3,420.8
-------------------------------------------------------------------------------------------  ---------------   ----------------
                                                                                                  5,573.2           5,685.2
-------------------------------------------------------------------------------------------  ---------------   ----------------
   Options (c)                                                                                         --               0.8
-------------------------------------------------------------------------------------------  ---------------   ----------------
   Retained earnings and accumulated other comprehensive income
     Retained earnings                                                                            1,023.4           1,080.1
     Accumulated other comprehensive income (loss) (d)                                             (125.8)             (1.5)
-------------------------------------------------------------------------------------------  ---------------   ----------------
     Total                                                                                          897.6           1,078.6
-------------------------------------------------------------------------------------------  ---------------   ----------------
   Contributed surplus (e)                                                                          144.0             163.5
-------------------------------------------------------------------------------------------  ---------------   ----------------
Total Shareholders' Equity                                                                   $    6,614.8      $    6,928.1
===========================================================================================  ===============   ================

(b)      Changes in Common Shares and Non-Voting Shares

Periods ended June 30, 2007 ($ in millions)                       Three months                            Six months
---------------------------------------------------- -------------------------------------  -------------------------------------
                                                      Number of shares      Share capital    Number of shares      Share capital
---------------------------------------------------- ------------------  -----------------  ------------------  -----------------
Common Shares
  Beginning of period                                 176,696,014        $    2,239.5        178,667,834        $    2,264.4
  Common Shares issued pursuant to exercise
    of share options (f)                                       --                  --              3,180                 0.1
  Purchase of shares for cancellation pursuant
    to normal course issuer bid (g)                      (330,000)               (4.2)        (2,305,000)              (29.2)
---------------------------------------------------- ------------------  -----------------  ------------------  -----------------
  End of period                                       176,366,014        $    2,235.3        176,366,014        $    2,235.3
==================================================== ==================  =================  ==================  =================
Non-Voting Shares
  Beginning of period                                 157,731,460        $    3,388.5        159,240,734        $    3,420.8
  Non-Voting Shares issued pursuant to exercise
    of share options (f)                                    6,200                 0.2             18,717                 0.6
  Non-Voting Shares issued pursuant to use of share
    option award net-equity settlement feature (f)          3,880                  --             12,089                 0.1
  Purchase of shares for cancellation pursuant to
    normal course issuer bid (g)                       (2,367,300)              (50.8)        (3,897,300)              (83.6)
---------------------------------------------------- ------------------  -----------------  ------------------  -----------------
  End of period                                       155,374,240        $    3,337.9        155,374,240        $    3,337.9
==================================================== ==================  =================  ==================  =================

     Amounts credited to the Common Share capital account upon exercise of share options are cash received. Amounts credited to the Non-Voting Share capital account are comprised as follows:

Periods ended June 30, 2007 (millions)                                                   Three months           Six months
-----------------------------------------------------------------------------------  --------------------  --------------------
Non-Voting Shares issued pursuant to exercise of share options
   Cash received from exercise of share options                                      $        0.2          $        0.5
   Share option award expense reclassified from contributed surplus upon
     exercise of share options (e)                                                             --                   0.1
-----------------------------------------------------------------------------------  --------------------  --------------------
                                                                                     $        0.2          $        0.6
===================================================================================  ====================  ====================

                                                  TELUS(R)                                                               28

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------

(c)  Options

Upon its acquisition of Clearnet Communications Inc. in 2000, the Company was required to record the intrinsic value of Clearnet Communications Inc. options outstanding at that time. As these options are exercised, the corresponding intrinsic values are reclassified to share capital. As these options are forfeited, or as they expire, the corresponding intrinsic value is reclassified to contributed surplus. Proceeds arising from the exercise of these options are credited to share capital.

(d)  Accumulated other comprehensive income (loss)

                                                                       Other comprehensive               Accumulated other
                                                                             income                        comprehensive
                                                                             (loss)                        income (loss)
                                                           --------------------------------------- -------------------------------
Three-month period ended June 30, 2007                         Amount         Income                   Beginning of      End of
(millions)                                                     arising        taxes         Net           period          period
---------------------------------------------------------- -------------- ------------  ---------- -------------------------------
Change in unrealized fair value of derivatives
   designated as cash flow hedges
Gains (losses) on derivatives designated as cash flow
   hedges                                                  $  (242.3)      $   (29.8)    $  (212.5)
Gains and losses on derivatives designated as cash flow
   hedges in prior periods transferred to net income in
   the current period                                          281.5            41.1         240.4
---------------------------------------------------------- --------------  -----------  ---------------- ------------- -----------
                                                                39.2            11.3          27.9       $ (150.0)     $ (122.1)
---------------------------------------------------------- --------------  -----------  ---------------- ------------- -----------
Cumulative foreign currency translation adjustment              (6.2)             --          (6.2)           0.9          (5.3)
---------------------------------------------------------- --------------  -----------  ---------------- ------------- -----------
Change in unrealized fair value of available-for-sale
   financial assets                                             (0.1)             --          (0.1)           1.7           1.6
---------------------------------------------------------- --------------  -----------  ---------------- ------------- -----------
                                                           $    32.9       $    11.3     $    21.6       $ (147.4)     $ (125.8)
========================================================== ==============  ===========  ================ ============= ===========


                                                                                             Accumulated other
                                                    Other comprehensive income (loss)   comprehensive income (loss)
                                                    -------------------------------------------------------------------------------
                                                                                                 Opening balance
                                                                                      ------------------------------------
Six-month period ended June 30, 2007                   Amount    Income                Beginning   Transitional      As     End of
   (millions)                                         arising     taxes     Net        of period  adjustments(1)  adjusted  period
------------------------------------------------------------------------------------------------------------------------------------
Change in unrealized fair value of
   derivatives designated as cash
   flow hedges
Gains (losses) on derivatives designated
   as cash flow hedges                              $ (247.1)  $  (30.9)   $ (216.2)
Gains and losses on derivatives designated
   as cash flow hedges in prior periods
   transferred to net income in the
   current period                                      328.6       56.6       272.0
--------------------------------------------------- ---------  ----------- ---------- ---------- ---------- ----------- -----------
                                                        81.5       25.7        55.8   $    --     $ (177.9)  $ (177.9)  $ (122.1)
--------------------------------------------------- ---------  ----------- ---------- ---------- ---------- ----------- -----------
Cumulative foreign currency translation
   adjustment                                           (3.8)       --         (3.8)      (1.5)        --        (1.5)      (5.3)
--------------------------------------------------- ---------  ----------- ---------- ---------- ---------- ----------- -----------
Change in unrealized fair value of
   available-for-sale financial assets                  (0.1)       --         (0.1)       --          1.7        1.7        1.6
--------------------------------------------------- ---------  ----------- ---------- ---------- ---------- ----------- -----------
                                                    $   77.6   $   25.7    $   51.9   $   (1.5)   $ (176.2)  $ (177.7)  $ (125.8)
=================================================== =========  =========== ========== ========== ========== =========== ===========

(1)  The transitional adjustments arise primarily from the 2007 and 2011 cross currency interest rate swap agreements (Notes 2(b), 15(b)) and are net of income taxes on the cash flow hedges of $81.7.

The net amount of the existing gains (losses) arising from the unrealized fair value of the 2011 cross currency interest rate swap agreements, which are derivatives that are designated as cash flow hedges, and which are reported in accumulated other comprehensive income, would be reclassified to net income if the agreements (see Note 15(b)) were early terminated; the amount of such reclassification would be dependent upon fair values and amounts of the agreements terminated. As at June 30, 2007, the Company's estimate of the net amount of existing gains (losses) arising from the unrealized fair value of derivatives designated as cash flow hedges, other than in respect of the 2011 cross currency interest rate swap agreements, which are reported in accumulated other comprehensive income and which are expected to be reclassified to net income in the next twelve months is $2.9 million.


                                    TELUS(R)                                  29

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


(e)  Contributed surplus


Periods ended June 30, 2007 (millions)                                             Three months       Six months
------------------------------------------------------------------------------- ----------------- -----------------
Balance, beginning of period                                                    $      140.0      $      163.5
Share option award expense
  - Recognized in period(1) (Note 10(a))                                                 4.0               7.6
  - Reclassified to Non-Voting Share capital account
     - Upon exercise of share options                                                    --               (0.1)
     - Upon use of share option award net-equity settlement feature                      --               (0.1)
   - Reclassified to current liabilities upon addition of net-cash settlement feature (Note 10(b)), net of eligible
     awards settled other than through use of net-cash settlement feature                --              (26.9)
------------------------------------------------------------------------------- ----------------- -----------------
Balance, end of period                                                          $      144.0      $      144.0
=============================================================================== ================= =================

(1)  This amount represents the expense for share option awards accounted for as equity instruments; the difference between this amount and the amount disclosed in Note 10(a) is the net expense for share option awards accounted for as liability instruments.


(f)  Share option plans

The Company has a number of share option plans under which officers and other employees may receive options to purchase Non-Voting Shares at a price equal to the fair market value at the time of grant; prior to 2001, options were also similarly awarded in respect of Common Shares. Prior to 2002, directors were also awarded options to purchase Non-Voting Shares and Common Shares at a price equal to the fair market value at the time of grant. Option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed ten years.

     The following table presents a summary of the activity related to the Company's share option plans for the three-month and six-month periods ended June 30.




Periods ended June 30, 2007                            Three months                                    Six months
-------------------------------------------------------------------------------------------------------------------------------
                                          Number of share       Weighted average      Number of share        Weighted average
                                              options          share option price        options           share option price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period          10,204,913           $      35.15             10,569,462            $      31.46
Granted                                       51,365                  63.90             1,269,573                    56.90
Exercised(1)                                (927,690)                 26.88             (2,453,090)                  26.86
Forfeited and other                           13,330                  37.57             (44,027)                     31.17
-------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period                 9,341,918           $      36.13             9,341,918             $      36.13
===============================================================================================================================

(1)  The total intrinsic value of share option awards exercised for the three-month and six-month periods ended June 30, 2007, was $33.0 million and $77.5 million, respectively.

     In 2006, certain outstanding grants of share option awards, which were made after 2001, had a net-equity settlement feature applied to them. This event did not result in the optionees receiving incremental value and therefore modification accounting was not required for it. The optionee does not have the choice of exercising the net-equity settlement feature. It is at the Company's discretion whether an exercise of the share option award is settled as a share option or using the net-equity settlement feature. In 2007, certain outstanding grants of share option awards had a net-cash settlement feature applied to them, as further discussed in Note 10(b); the optionee has the choice of exercising the net-cash settlement feature.


                                    TELUS(R)                                  30

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


     The following table reconciles the number of share options exercised and the associated number of Common Shares and Non-Voting Shares issued.


Periods ended June 30, 2007                                 Three months                                 Six months
-----------------------------------------  --------------------------------------------   ----------------------------------------
                                              Common        Non-Voting                    Common         Non-Voting
                                               Shares        Shares             Total     Shares           Shares        Total
-----------------------------------------  --------------------------------------------   ----------------------------------------
Shares issued pursuant to exercise
   of share options                           --               6,200            6,200       3,180          18,717         21,897
Impact of optionee choosing to
   settle share option award
   exercises using net-cash settlement
   feature                                    97,133         818,782          915,915     308,119       2,105,907      2,414,026
Shares issued pursuant to use of share
   option award net-equity settlement
   feature                                     N/A(1)          3,880            3,880       N/A(1)         12,089         12,089
Impact of Company choosing to settle
   share option award exercises using
   net-equity settlement feature               N/A(1)          1,695            1,695       N/A(1)          5,078          5,078
-----------------------------------------  --------------------------------------------   ----------------------------------------
Share options exercised                       97,133         830,557          927,690     311,299       2,141,791      2,453,090
=========================================  ============================================   ========================================

(1) Share option awards for Common Shares do not have a net-equity settlement feature.


     The following is a life and exercise price stratification of the Company's share options outstanding as at June 30, 2007.


Options outstanding(1)                                                                                          Options exercisable
--------------------------------------------------------------------------------------------------------------- -------------------
Range of option prices                                                                               Total
--------------------------------------------------------------------------------------------------------------              Weighted
     Low                      $  5.95   $  9.14    $  14.63    $   21.99   $    34.88   $   54.45    $    5.95 Number of     average
     High                     $  8.43   $ 10.75    $  19.92    $   32.83   $    47.22   $   64.64    $   64.64  shares        price
                                                                                                               ---------------------
   Year of expiry and number of shares
---------------------------------------------------------------------------------------------------------------
     2007                          --     2,454          --           --           --          --        2,454       2,454   $  9.14
     2008                       3,272        --          --       27,119       48,500          --       78,891      78,891   $ 39.52
     2009                          --     2,944     386,969      105,960       76,825          --      572,698     572,698   $ 21.28
     2010                          --        --     101,471      803,265      273,146          --    1,177,882   1,177,882   $ 26.65
     2011                          --        --       5,166    1,598,744    1,020,309          --    2,624,219   2,534,669   $ 28.63
     2012                       5,666     6,167     165,467       65,000    1,771,732          --    2,014,032     242,300   $ 17.93
     2013                          --        --          --           --    1,531,635      66,707    1,598,342          --   $    --
     2014                          --        --          --           --           --   1,273,400    1,273,400          --   $    --
----------------------------------------------------------------------------------------------------------------------------
                                8,938    11,565     659,073    2,600,088    4,722,147   1,340,107    9,341,918   4,608,894
============================================================================================================================
Weighted average
  remaining life
  (years)                         3.7       3.4         3.2          3.7          4.7         6.7          4.6
Weighted average price        $  7.52   $ 10.36    $  16.02    $   24.64   $    39.51   $   56.83    $   36.13
Aggregate intrinsic
 value(2)(millions)           $   0.5   $   0.6    $   30.8    $    99.2   $    110.2   $     8.0    $   249.3
 Options exercisable
----------------------------------------------------------------------------------------------------------------
  Number of shares              8,938    11,565     659,073    2,510,538    1,418,780          --    4,608,894
  Weighted average
     remaining contractual
     life (years)                 3.7       3.4         3.2          3.7          3.3          --          3.5
   Weighted average price     $  7.52   $ 10.36    $  16.02    $   24.59   $    36.06   $      --    $   26.83
   Aggregate intrinsic
     value(2) (millions)      $   0.5   $   0.6    $   30.8    $    96.0   $     38.2   $      --    $   166.1


(1)  As at June 30, 2007, 8,958,160 share options, with a weighted average remaining contractual life of 3.7 years, a weighted average price of $35.59 and an aggregate intrinsic value of $243.9 million, are vested or were expected to vest.

(2)  The aggregate intrinsic value is calculated upon June 30, 2007, per share prices of $63.77 for Common
     Shares and $62.75 for Non-Voting Shares.


     As at June 30, 2007, 0.5 million Common Shares and 16.4 million Non-Voting Shares were reserved for issuance, from Treasury, under the share option plans.

(g) Purchase of shares for cancellation pursuant to normal course issuer bid

The Company purchased, for cancellation, through the facilities of the Toronto Stock Exchange, Common Shares and Non-Voting Shares pursuant to successive normal course issuer bids; the Company's most current normal course issuer bid runs for a twelve-month period ending December 19, 2007, for up to 12.0 million Common Shares and 12.0 million Non-Voting Shares. The excess of the purchase price over the average stated value of shares purchased for cancellation was charged to retained earnings. The Company ceases to consider shares outstanding on the date of the Company's purchase of its shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter. As at June 30, 2007, 330,000 Common Shares and 327,300 Non-Voting Shares had been purchased and not yet cancelled.


                                    TELUS(R)                                  31

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------




Three-month period ended June 30, 2007 ($ in millions)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                               Purchase price
                                                                          ---------------------------------------------------------
                                                       Number of                            Charged to            Charged to
                                                        shares               Paid         share capital         retained earnings
-----------------------------------------------------------------------------------------------------------------------------------
Common Shares purchased for cancellation
   Prior to beginning of period                       1,975,000           $   114.1      $    25.0            $      89.1
   During period                                        330,000                20.9            4.2                   16.7
-----------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                   2,305,000           $   135.0      $    29.2            $     105.8
===================================================================================================================================
Non-Voting Shares purchased for cancellation
   Prior to beginning of period                       1,716,723           $    96.4      $    36.8            $      59.6
   During period                                      2,367,300               148.6           50.8                   97.8
-----------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                   4,084,023           $   245.0      $    87.6            $     157.4
===================================================================================================================================
Common Shares and Non-Voting Shares purchased
     for cancellation
   Prior to beginning of period                       3,691,723           $   210.5      $    61.8            $     148.7
   During period                                      2,697,300               169.5           55.0                  114.5
-----------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                   6,389,023           $   380.0      $   116.8            $     263.2
===================================================================================================================================



Six-month period ended June 30, 2007 ($ in millions)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                               Purchase price
                                                                          ----------------------------------------------------------
                                                       Number of                            Charged to            Charged to
                                                        shares               Paid         share capital         retained earnings
------------------------------------------------------------------------------------------------------------------------------------
Common Shares purchased for cancellation
   Prior to beginning of period                              --           $      --      $      --            $        --
   During period                                      2,305,000               135.0           29.2                  105.8
-----------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                   2,305,000           $   135.0      $    29.2            $     105.8
===================================================================================================================================
Non-Voting Shares purchased for cancellation
   Prior to beginning of period                         186,723           $     9.8      $     4.0            $       5.8
   During period                                      3,897,300               235.2           83.6                  151.6
-----------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                   4,084,023           $   245.0      $    87.6            $     157.4
===================================================================================================================================
Common Shares and Non-Voting Shares purchased
      for cancellation
   Prior to beginning of period                         186,723           $     9.8      $     4.0            $       5.8
   During period                                      6,202,300               370.2          112.8                  257.4
-----------------------------------------------------------------------------------------------------------------------------------
   Cumulative total                                   6,389,023           $   380.0      $   116.8            $     263.2
===================================================================================================================================


(h)  Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, the Company, at its discretion, may offer the Non-Voting Shares at up to a 5% discount from the market price. During the three-month and six-month periods ended June 30, 2007, the Company did not offer Non-Voting Shares at a discount. Shares purchased through optional cash payments are subject to a minimum investment of $100 per transaction and a maximum investment of $20,000 per calendar year.

     Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the stock market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired in the market at normal trading prices; acquisition in the market at normal trading prices recommenced on January 1, 2005.

     In respect of Common Share and Non-Voting Share dividends declared during the three-month and six-month periods ended June 30, 2007, $4.5 million (2006 - $2.3 million) and $7.7 million (2006 - $4.5 million), respectively, was to be reinvested in Non-Voting Shares.

                                    TELUS(R)                                  32

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


17   commitments and contingent liabilities

(a) Canadian Radio-television and Telecommunications Commission Decisions 2002-34, 2002-43 and 2006-9 deferral accounts

On May 30, 2002, and on July 31, 2002, the CRTC issued Decisions 2002-34 and 2002-43, respectively, and introduced the concept of a deferral account. The Company must make significant estimates and assumptions in respect of the deferral accounts given the complexity and interpretation required of Decisions 2002-34 and 2002-43. Accordingly, the Company estimates, and records, an aggregate liability of $148.9 million as at June 30, 2007 (December 31, 2006 - $164.8 million), to the extent that activities it has undertaken, other qualifying events and realized rate reductions for Competitor Services do not extinguish it; management is required to make estimates and assumptions in respect of the offsetting nature of these items. If the CRTC, upon its periodic review of the Company's deferral account, disagrees with management's estimates and assumptions, the CRTC may adjust the deferral account balance and such adjustment may be material. Ultimately, this process results in the CRTC determining if, and when, the deferral account liability is settled.

     On March 24, 2004, the CRTC issued Telecom Public Notice CRTC 2004-1 "Review and disposition of the deferral accounts for the second price cap period", which initiated a public proceeding inviting proposals on the disposition of the amounts accumulated in the incumbent local exchange carriers' deferral accounts during the first two years of the second price cap period.

     On February 16, 2006, the CRTC issued Decision CRTC 2006-9, "Disposition of funds in the deferral account". In its decision the CRTC determined that the majority of the accumulated liability within the respective incumbent local exchange carrier's deferral account was to be made available for initiatives to expand broadband services within their incumbent local exchange carrier operating territories to rural and remote communities where service is currently not available. In addition, a minimum of five per cent of the accumulated deferral account balance must be used for initiatives that enhance accessibility to telecommunications services for individuals with disabilities. To the extent that the deferral account balance exceeds the approved initiatives, the remaining balance will be distributed in the form of a one-time rebate to local residential service customers in non-high cost serving areas. Finally, the CRTC indicated that subsequent to May 31, 2006, no additional amounts are to be added to the deferral account and, instead, are to be dealt with via prospective rate reductions.

     In September 2006, the Federal Court of Appeal granted the Consumers Association of Canada, the National Anti-Poverty Organization and also Bell Canada leave to appeal CRTC Telecom Decision 2006-9. The consumer groups have filed their appeal asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada has also filed its appeal of Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approves rebates from the deferral account. These two appeals have been consolidated and are expected to be heard by the Federal Court of Appeal in the fourth quarter of 2007 with a judgement expected to be issued by the Federal Court of Appeal in the second quarter of 2008.

     In the event that Bell Canada is successful in its appeal, the Company may realize additional revenue equal to the amount of the deferral account that would otherwise have been rebated by the CRTC. Should the consumer groups be successful in their appeals, the Company may be required to remit a one-time refund of an amount up to, but not exceeding, the aggregate liability of approximately $149 million in individually small amounts to its entire local residential subscriber base. As the deferral account balance was fully provided for in previous financial statements, the potential refund will not impact the Company's subsequent income from operations. In addition, subject to the potential outcome of this leave to appeal, the Company may need to re-address its intent to extend broadband services to uneconomic remote and rural communities. The Company supports Decision 2006-9 and its designated uses of the deferral account in order to extend high-speed broadband internet service to rural and remote communities and improve telecommunications services for people with disabilities.

     Due to the Company's use of the liability method of accounting for the deferral account, the CRTC Decision 2005-6, as it relates to the Company's provision of Competitor Digital Network services, is not expected to affect the Company's consolidated revenues. Specifically, to the extent that the CRTC Decision 2005-6 requires the Company to provide discounts on Competitor Digital Network services, through May 31, 2006, the Company drew down the deferral account by an offsetting amount; subsequent to May 31, 2006, the income statement effects did not change and the Company no longer needed to account for these amounts through the deferral account. For the three-month and six-month periods ended June 30, 2007, the Company drew down the deferral account by $NIL (2006 - $7.0 million) and $15.9 million (2006 - $19.9 million), respectively, in respect of discounts on Competitor Digital Network services and other qualifying expenditures.



                                    TELUS(R)                                  33

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


     On November 30, 2006, the CRTC issued Telecom Public Notice CRTC 2006-15, "Review of proposals to dispose of the funds accumulated in the deferral accounts", which initiated a public proceeding to consider the proposals submitted by the incumbent local exchange carriers to dispose of the funds accumulated in their respective deferral accounts. The Company expects the CRTC to render its decision in this matter in the latter part of 2007.

     On July 6, 2007, the CRTC issued decision CRTC 2007-50, "Use of deferral account to expand broadband services to certain rural and remote communities" In this decision the CRTC approved the use of the deferral account for the purpose of expanding broadband services in a limited number of communities in British Columbia and Quebec. The Company is currently reviewing the implications of this decision in conjunction with its previously filed submission for use of the deferral account funds and, as directed by the CRTC, will file an update to the previously filed submission in September 2007.

(b)  Guarantees

Guarantees: Canadian generally accepted accounting principles require the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events. In the normal course of its operations, the Company enters into obligations that GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company. As at June 30, 2007, the Company's maximum undiscounted guarantee amounts, without regard for the likelihood of having to make such payment, were not material.

     Indemnification obligations: In the normal course of operations, the Company may provide indemnification in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

     In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the new owner's increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. The Company's proportionate share would have been 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurred.

     As at June 30, 2007, the Company has no liability recorded in respect of indemnification obligations.

(c)  Claims and lawsuits

General: A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position, excepting the items enumerated following.

     TELUS Corporation Pension Plan and TELUS Edmonton Pension Plan: Two statements of claim were filed in the Alberta Court of Queen's Bench on December 31, 2001, and January 2, 2002, respectively, by plaintiffs alleging to be either members or business agents of the Telecommunications Workers Union. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan and in the other action, the two plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan. The statement of claim in the TELUS Corporation Pension Plan related action named the Company, certain of its affiliates and certain present and former trustees of the TELUS Corporation Pension Plan as defendants, and claims damages in the sum of $445 million. The statement of claim in the TELUS Edmonton Pension Plan related action named the Company, certain of its affiliates and certain individuals who are alleged to be trustees of the TELUS Edmonton Pension Plan and claims damages in the sum of $15.5 million. On February 19, 2002, the Company filed statements of defence to both actions and also filed notices of motion for certain relief, including an order striking out the actions as representative or class actions. On May 17, 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TELUS Corporation Pension Plan and the TELUS Edmonton Pension Plan are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. The Company filed statements of defence to the amended statements of claim on June 3, 2002. The Company believes that it has good


                                    TELUS(R)                                  34

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


defences to the actions. As a term of the settlement reached between TELUS Communications Inc. and the Telecommunications Workers Union that resulted in a collective agreement effective November 20, 2005, the Telecommunications Workers Union has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the Telecommunications Workers Union's desire and recommendation that these proceedings be dismissed or discontinued. The Company has been advised by the Telecommunications Workers Union that the plaintiffs have not agreed to dismiss or discontinue these actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management's assessment and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.

     Uncertified class action: A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have also been filed by, or on behalf of, plaintiffs' counsel in other provincial jurisdictions. On July 18, 2006, the Saskatchewan court declined to certify the action as a class action, but granted the plaintiffs leave to renew their application in order to further address certain statutory requirements respecting class actions. The renewed application was heard on June 18 and 19, 2007. The Company believes that it has good defences to the action. Should the ultimate resolution of this action differ from management's assessments and assumptions, a material adjustment to the Company's financial position and the results of its operations could result.


18   additional financial information

(a)  Income statement


                                                     Three months                   Six months
Periods ended June 30 (millions)                 2007            2006           2007           2006
------------------------------------------ --------------- --------------- -------------- ---------------
Operations expense(1):
   Cost of sales and service               $      753.7    $      668.2    $    1,477.3   $    1,328.6
   Selling, general and administrative            586.6           539.2         1,299.6        1,079.9
------------------------------------------ --------------- --------------- -------------- ---------------
                                           $    1,340.3    $    1,207.4    $    2,776.9   $    2,408.5
========================================== =============== =============== ============== ===============
Advertising expense                        $       74.6    $       56.1    $      140.0   $      110.1
========================================== =============== =============== ============== ===============

(1)  Cost of sales and service includes cost of goods sold and costs to operate and maintain access to and usage of the Company's telecommunications infrastructure. Selling, general and administrative costs include sales and marketing costs (including commissions), customer care, bad debt expense, real estate costs and corporate overhead costs such as information technology, finance (including billing services, credit and collection), legal, human resources and external affairs.

     Employee salaries, benefits and related costs are included in one of the two components of operations expense to the extent that the costs are related to the component functions.


(b)  Balance sheet


As at (millions)                                                 June 30, 2007     December 31, 2006
------------------------------------------------------------- -------------------- -----------------
Accounts receivable
   Customer accounts receivable                               $      419.3         $    545.6
   Accrued receivables - customer                                    113.2               83.2
   Allowance for doubtful accounts                                   (61.3)             (54.8)
------------------------------------------------------------- -------------------- -----------------
                                                                     471.2              574.0
   Accrued receivables - other                                        95.5              125.4
   Other                                                               5.1                7.8
------------------------------------------------------------- -------------------- -----------------
                                                              $      571.8         $    707.2
============================================================= ==================== =================
Prepaid expense and other
   Prepaid expenses                                           $      180.6         $    109.9
   Deferred customer activation and connection costs                  69.6               69.5
   Other                                                              41.5               15.9
------------------------------------------------------------- -------------------- -----------------
                                                              $      291.7         $    195.3
============================================================= ==================== =================


                                    TELUS(R)                                  35

--------------------------------------------------------------------------------------------------------
notes to interim consolidated financial statements                                          (unaudited)
--------------------------------------------------------------------------------------------------------



                                                                     June 30,            December 31,
As at (millions)                                                       2007                 2006
--------------------------------------------------------------------------------------------------------
Deferred charges (adjusted - Note 2(b))
   Recognized transitional pension assets and
     pension plan contributions in excess of
     charges to income                                            $      925.7         $    826.2
   Deferred customer activation and connection costs                     114.9              115.4
   Other                                                                  24.0               15.0
----------------------------------------------------------------- -------------------- -----------------
                                                                  $    1,064.6         $    956.6
================================================================= ==================== =================
Accounts payable and accrued liabilities
   Accrued liabilities                                            $      471.0         $    449.7
   Payroll and other employee-related liabilities                        394.2              383.8
   Accrual for net-cash settlement feature for
     share option awards (Note 10(b))                                    172.1                 --
   Asset retirement obligations                                            4.1                4.1
----------------------------------------------------------------- -------------------- -----------------
                                                                       1,041.4              837.6
   Trade accounts payable                                                375.6              427.3
   Interest payable                                                       50.9               47.7
   Other                                                                  80.0               51.0
----------------------------------------------------------------- -------------------- -----------------
                                                                  $    1,547.9         $  1,363.6
================================================================= ==================== =================
Advance billings and customer deposits
   Advance billings                                               $      360.3         $    348.8
   Regulatory deferral accounts (Note 17(a))                             148.9              164.8
   Deferred customer activation and connection fees                       67.0               72.3
   Customer deposits                                                      33.2               20.4
----------------------------------------------------------------- -------------------- -----------------
                                                                  $      609.4         $    606.3
================================================================= ==================== =================
Other long-term liabilities
   Derivative liabilities (Note 4)                                $    1,081.8         $    710.3
   Pension and other post-retirement liabilities                         204.6              198.7
   Other                                                                 143.3              128.2
----------------------------------------------------------------- -------------------- -----------------
                                                                       1,429.7            1,037.2
   Deferred customer activation and connection fees                      114.9              115.4
   Deferred gain on sale-leaseback of buildings                           66.7               71.6
   Asset retirement obligations                                           33.1               33.1
----------------------------------------------------------------- -------------------- -----------------
                                                                  $    1,644.4         $  1,257.3
================================================================= ==================== =================


(c)  Supplementary cash flow information

                                                                  Three months                   Six months
Periods ended June 30 (millions)                               2007            2006         2007          2006
-------------------------------------------------------------------------------------------------------------------
Net change in non-cash working capital

   Short-term investments                                 $     55.4      $       --    $    55.4    $       --
   Accounts receivable                                         387.5            97.5        135.4          97.5
   Inventories                                                   0.6            35.2         37.6          23.0
   Prepaid expenses and other                                  (29.7)          (28.6)      (100.5)       (117.1)
   Accounts payable and accrued liabilities                    (34.3)          (29.4)         6.0         (74.5)
   Income and other taxes receivable and payable, net           (6.1)          (11.1)         1.8         101.3
   Advance billings and customer deposits                       (0.3)            7.2          3.1          10.8
-------------------------------------------------------------------------------------------------------------------
                                                          $    373.1      $     70.8    $   138.8    $     41.0
===================================================================================================================

                                                                   Three months                 Six months
Periods ended June 30 (millions)                               2007            2006         2007          2006
-------------------------------------------------------------------------------------------------------------------
Interest (paid)
   Amount paid in respect of interest expense             $   (218.5)     $   (240.3)   $  (231.7)   $   (253.4)
   Forward starting interest rate swap agreement
     termination payments                                         --              --        (10.4)           --
   Interest related portion of cross currency
     interest rate swap agreement termination
     payments                                                     --           (31.2)          --         (31.2)
-------------------------------------------------------------------------------------------------------------------
                                                          $   (218.5)     $   (271.5)   $  (242.1)   $   (284.6)
===================================================================================================================

                                    TELUS(R)                                  36

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


19 differences between Canadian and United States generally accepted accounting principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:


                                                                   Three months                   Six months
Periods ended June 30 (millions except per share amounts)      2007           2006              2007       2006
--------------------------------------------------------------------------------------- -- ------------ ------------
Net income in accordance with Canadian GAAP                $   253.1      $   356.6        $    447.9    $ 566.7
Adjustments:
  Operating expenses
    Operations (b)                                              (4.1)          (4.3)             18.3       (8.5)
    Amortization of intangible assets (c)                      (12.6)         (12.6)            (25.1)     (25.7)
    Accounting for derivatives (e)                                --           (2.4)               --       (0.6)
  Taxes on the above adjustments and tax rate changes (f)       12.8           62.2              18.4       67.5
-------------------------------------------------------------------------------------------------------------------
Net income in accordance with U.S. GAAP                        249.2          399.5             459.5      599.4
Other comprehensive income (loss), net of taxes (g)
  In accordance with Canadian GAAP                              21.6            0.1              51.9        0.8
  Change in pension related other comprehensive
   income accounts                                               6.1           (1.5)             12.1       (2.9)
  Change in unrealized fair value of derivatives
   designated as cash flow hedges                                 --           59.2                --       36.1
--------------------------------------------------------------------------------------------------------------------
In accordance with U.S. GAAP                                    27.7           57.8              64.0       34.0
--------------------------------------------------------------------------------------------------------------------
Comprehensive income in accordance with U.S. GAAP          $   276.9      $   457.3        $    523.5    $ 633.4
====================================================================================================================
Net income in accordance with U.S. GAAP per Common
 Share and Non-Voting Share
   - Basic                                                 $     0.75      $    1.16        $     1.37   $    1.73
   - Diluted                                               $     0.74      $    1.15        $     1.36   $    1.71

The following is an analysis of retained earnings
  (deficit) reflecting the application of U.S. GAAP:

Six-month periods ended June 30 (millions)                                                      2007         2006
--------------------------------------------------------------------------------------------------------------------
Schedule of retained earnings (deficit) under U.S. GAAP
   Balance at beginning of period                                                          $   (419.5)   $ (785.5)
   Net income in accordance with U.S. GAAP                                                      459.5       599.4
--------------------------------------------------------------------------------------------------------------------
                                                                                                 40.0      (186.1)
   Common Share and Non-Voting Share dividends
      paid, or payable, in cash                                                                (250.9)     (190.7)
   Purchase of Common Shares and Non-Voting
     shares in excess of stated capital                                                        (205.6)     (202.6)
   Adjustment to purchase of share option
     awards not in excess of their fair value                                                      --         2.1
--------------------------------------------------------------------------------------------------------------------
   Balance at end of period                                                                $   (416.5)   $ (577.3)
====================================================================================================================

The following is an analysis of major balance sheet categories reflecting the application of U.S. GAAP:

As at (millions)                                                                              June 30,      December 31,
                                                                                                2007           2006
------------------------------------------------------------------------------------------------------------------------
                                                                                                             (adjusted
                                                                                                            - Note 2(c))
Current Assets                                                                             $    1,227.2  $    1,344.9
Capital Assets
   Property, plant, equipment and other                                                         7,296.7       7,466.5
   Intangible assets subject to amortization (c)                                                2,395.3       2,156.2
   Intangible assets with indefinite lives                                                      2,966.5       2,966.4
Goodwill (d)                                                                                    3,571.3       3,572.0
Other Assets                                                                                      807.7         675.7
------------------------------------------------------------------------------------------------------------------------
                                                                                           $   18,264.7  $   18,181.7
========================================================================================================================
Current Liabilities                                                                        $    2,467.4  $    3,782.2
Long-Term Debt                                                                                  4,833.0       3,493.7
Other Long-Term Liabilities                                                                     1,702.3       1,550.0
Deferred Income Taxes (f)                                                                       1,383.7       1,319.7
Non-Controlling Interest                                                                           22.1          23.6
Shareholders' Equity                                                                            7,856.2       8,012.5
------------------------------------------------------------------------------------------------------------------------
                                                                                           $   18,264.7  $   18,181.7
========================================================================================================================


                                    TELUS(R)                                  37

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

                                                                         Shareholders' Equity
                                       ----------------------------------------------------------------------------------------
                                                                   Retained        Accumulated other
                                         Common     Non-voting     earnings         comprehensive       Contributed
As at June 30, 2007 (millions)           Shares       Shares       (deficit)        income (loss)        surplus        Total
-------------------------------------------------------------------------------------------------------------------------------
Under Canadian GAAP                    $2,235.3      $3,337.9      $1,023.4           $ (125.8)          $  144.0      $6,614.8
Adjustments:
  Merger of BC TELECOM and
    TELUS (a), (c), (d)                 1,747.2         966.5      (1,334.1)                --                --        1,379.6
  Share-based compensation (b)             10.5          60.9        (102.0)                --               30.6           --
  Acquisition of Clearnet
   Communications Inc.
    Goodwill (d)                             --         131.4          (7.9)                --                --         123.5
    Convertible debentures                   --          (2.9)          4.1                 --               (1.2)          --
  Accumulated other comprehensive
   income (loss) (g)                         --            --            --             (261.7)               --        (261.7)
--------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP                        $3,993.0      $4,493.8      $ (416.5)          $ (387.5)          $  173.4      $7,856.2
================================================================================================================================



                                                                Shareholders' Equity (as adjusted - Note 2(b))
                                       -----------------------------------------------------------------------------------------
                                                                                            Accumulated
                                                                               Retained       other
                                       Common      Non-Voting                   earnings   comprehensive   Contributed
As at December 31, 2006 (millions)     Shares       Shares       Options       (deficit)    income(loss)    surplus        Total
---------------------------------------------------------------------------------------------------------------------------------
Under Canadian GAAP                    $2,264.4      $3,420.8     $    0.8      $1,080.1    $   (1.5)     $  163.5     $ 6,928.1
Adjustments:
  Merger of BC TELECOM
   and TELUS (a), (c), (d)              1,770.1         993.0           --      (1,368.3)        --            --        1,394.8
  Share-based compensation (b)             10.6          63.3           --        (131.2)        --           57.3           --
  Acquisition of Clearnet
   Communications Inc.
     Goodwill (d)                            --         131.4           --          (7.9)        --             --         123.5
     Convertible debentures                  --          (2.9)          --           4.1         --           (1.2)          --
  Accounting for derivatives (e)             --            --           --           3.7         --            --            3.7
  Accumulated other comprehensive
   income (loss) (g)                         --            --           --            --      (437.6)          --         (437.6)
---------------------------------------------------------------------------------------------------------------------------------
Under U.S. GAAP                        $4,045.1      $4,605.6     $    0.8      $ (419.5)   $ (439.1)     $  219.6      $8,012.5
=================================================================================================================================


(a)  Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc., which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method resulted in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b)  Operating expenses - Operations

Future employee benefits: Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense. As of June 30, 2007, the amortization of this difference had been completed.

     Effective as of the end of the first year ending after December 15, 2006, U.S. GAAP requires the full recognition of obligations associated with its employee future benefit plans as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standard No. 158, "Employers' Accounting for Defined Benefit Pension and other Postretirement Plans". Applying this standard, the funded status of the Company's plans is shown gross on the consolidated balance sheets and the difference between the net funded plan states and the net accrued benefit asset or liability is included as a component of accumulated other comprehensive income.

     Share-based compensation: Effective January 1, 2004, Canadian GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 2001. The Canadian GAAP disclosures for share-based compensation awards are set out in Note 10.


                                    TELUS(R)                                  38

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


     Effective January 1, 2006, U.S. GAAP required the adoption of the fair value method of accounting for share-based compensation for awards made after 1994. Prior to the adoption of the fair value method of accounting, the intrinsic value based method was used to account for share option awards granted to employees.

     On a prospective basis, commencing January 1, 2006, there is no longer a difference between Canadian GAAP and U.S. GAAP share-based compensation expense recognized in the results of operations arising from current share-based compensation awards accounted for as equity instruments. As share option awards granted subsequent to 1994 and prior to 2002 are captured by U.S. GAAP, but are not captured by Canadian GAAP, differences in shareholders' equity accounts arising from these awards will continue.

     In 2007, the Company amended substantially all of its share option awards that were granted prior to January 1, 2005, and which were outstanding on January 1, 2007, by adding a net-cash settlement feature; the optionee has the choice of exercising the net-cash settlement feature. The result of such amendment is that the affected outstanding share option awards largely take on the characteristics of liability instruments rather than equity instruments; the minimum expense recognized for the affected share option awards will be their grant-date fair values. Under U.S. GAAP, the grant-date fair value of affected outstanding share option awards granted subsequent to 1994 affect the transitional amount whereas Canadian GAAP only considers grant-date fair values for affected outstanding share option awards granted subsequent to 2001; this resulted in the U.S. GAAP expense being less than the Canadian GAAP expense by $NIL and $26.6 million, for the three-month and six-month periods ended June 30, 2007, respectively.

(c)  Operating expenses - Amortization of intangible assets

As TELUS' intangible assets on acquisition have been recorded at their fair value (see (a)), amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

     The incremental amounts recorded as intangible assets arising from the TELUS acquisition above are as follows:

                                                                      Accumulated
                                                         Cost         amortization               Net book value
-------------------------------------------------------------------------------------------------------------------------
                                                                                         June 30,           December 31,
As at (millions)                                                                           2007                  2006
-------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
   Subscribers - wireline                         $    1,950.0      $      368.1       $    1,581.9         $    1,607.0
   Subscribers - wireless                                250.0             250.0                --                   --
-------------------------------------------------------------------------------------------------------------------------
                                                       2,200.0             618.1            1,581.9              1,607.0
-------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
   Spectrum licences(1)                                1,833.3           1,833.3                --                   --
-------------------------------------------------------------------------------------------------------------------------
                                                  $    4,033.3      $    2,451.4       $    1,581.9         $    1,607.0
=========================================================================================================================

(1)  Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

     Estimated aggregate amortization expense for intangible assets subject to amortization, calculated upon such assets held as at June 30, 2007, for each of the next five fiscal years is as follows:


Years ending December 31 (millions)
--------------------------------------------------------------------------
2007 (balance of year)                                $      157.6
2008                                                         243.2
2009                                                         186.7
2010                                                         118.1
2011                                                          99.7
--------------------------------------------------------------------------

(d)  Goodwill

Merger of BC TELECOM and TELUS: Under the purchase method of accounting, TELUS' assets and liabilities at acquisition (see (a)) have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.

     Additional goodwill on Clearnet purchase: Under U.S. GAAP, shares issued by the acquirer to effect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill is periodically tested for impairment.


                                    TELUS(R)                                  39

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


(e)  Accounting for derivatives

Under U.S. GAAP, all derivatives need to be recognized as either assets or liabilities and measured at fair value. Prior to January 1, 2007, this was different from the Canadian GAAP treatment for financial instruments as applied by the Company; see Note 2(b).

(f)  Income taxes


                                                      Three months                             Six months
Periods ended June 30 (millions)              2007                 2006               2007                  2006
---------------------------------------------------------------------------------------------------------------------
 Current                               $        1.2        $       (6.7)       $        2.3        $       (3.7)
 Deferred                                      79.7               (36.8)              152.3                71.0
---------------------------------------------------------------------------------------------------------------------
                                               80.9               (43.5)              154.6                67.3
 Investment Tax Credits                        (1.1)              (12.6)              (10.6)              (12.6)
---------------------------------------------------------------------------------------------------------------------
                                       $       79.8        $      (56.1)       $      144.0        $       54.7
=====================================================================================================================


     The Company's income tax expense (recovery), for U.S. GAAP purposes, differs from that calculated by applying statutory rates for the following reasons:


Three-month periods ended June 30 ($ in millions)                                          2007                     2006
------------------------------------------------------------------------------- ------------------------------------------------
 Basic blended federal and provincial tax at statutory income tax rates         $   110.9      33.6%     $  115.1        33.3%
 Revaluation of deferred income tax liability to reflect future statutory
   income tax rates                                                                 (31.3)                 (162.7)
 Share option award compensation                                                      1.2                     1.6
 Tax rate differential on, and consequential adjustments from, reassessment
   of prior year tax issues                                                            --                     1.3
 Investment Tax Credits, net of tax                                                  (0.6)                   (8.4)
 Other                                                                               (0.4)                   (0.1)
------------------------------------------------------------------------------- ------------------------------------------------
                                                                                     79.8      24.2%        (53.2)      (15.4)%
Large corporations tax                                                                 --                    (2.9)
------------------------------------------------------------------------------- ------------------------------------------------
 U.S. GAAP income tax expense (recovery)                                        $    79.8      24.2%     $  (56.1)      (16.3)%
=============================================================================== ================================================


Six-month periods ended June 30 ($ in millions)                                           2007                    2006
------------------------------------------------------------------------------- ------------------------------------------------
 Basic blended federal and provincial tax at statutory income tax rates         $   203.3      33.5%      $  221.3       33.6%
 Revaluation of deferred income tax liability to reflect future statutory
   income tax rates                                                                 (35.0)                  (162.7)
 Share option award compensation                                                    (15.4)                     3.1
 Tax rate differential on, and consequential adjustments from, reassessment
   of prior year tax issues                                                            --                      1.0
 Investment Tax Credits, net of tax                                                  (7.0)                    (8.4)
 Other                                                                               (1.9)                     0.4
------------------------------------------------------------------------------- ------------------------------------------------
 U.S. GAAP income tax expense (recovery)                                        $   144.0      23.8%      $   54.7        8.3%
=============================================================================== ================================================


The operations of the Company are complex, and related tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question.

     Effective January 1, 2007 the Company adopted the method of accounting for uncertain income tax positions prescribed by Financial Accounting Standards Board Financial Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". This Interpretation is intended to standardize accounting practice for the recognition, derecognition and measurement of tax benefits to enable consistency and comparability among reporting entities for the reporting of income tax assets and liabilities. No consequential adjustments were required in the Company's financial statements as a result of that adoption.

     As at January 1, 2007, the Company had net unrecognized tax benefits totaling $277.1 million, of which $240.5 million would, if recognized, have impacted the effective tax rate.

     During the three-month and six-month periods ended June 30, 2007, the Company recognized Canadian Investment Tax Credits arising from the Company's conduct of its scientific research and experimental development activities of $1.1 million ($0.7 million after applicable income tax effect) and $10.6 million ($7.1 million after applicable income tax effect), respectively. Investment Tax Credits of $23.9 million ($17.4 million after applicable income tax effect) have been abandoned and will no longer be pursued. During the three-month and six-month periods ended June 30, 2007, the


                                    TELUS(R)                                  40

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


Company filed additional claims for Canadian Investment Tax Credits of $41.2 million ($28.0 million after applicable income tax effect) that have not been recognized in the accounts.

      During the three-month and six-month periods ended June 30, 2007, a tax rate reduction for 2011 was enacted which resulted in an increase in unrecognized tax benefits of $1.9 million that would, if recognized, impact the effective tax rate.

     As at June 30, 2007, the Company had net unrecognized tax benefits aggregating $284.0 million, of which $247.4 million would, if fully recognized, impact the effective tax rate.

     In the application of both Canadian GAAP and U.S. GAAP, the Company accrues for interest charges on current tax liabilities that have not been funded, which would include interest and penalties arising from uncertain tax positions. The Company includes such charges as a component of financing costs. As at January 1, 2007, and June 30, 2007, the Company has recorded accrued interest of $7.6 million in respect of differences between the time tax-related exposures have been funded compared to the time the tax-related exposures may have come into existence. There was no interest nor were there penalties relating to current tax liabilities charged by the Company against its income during the three-month and six-month periods ended June 30, 2007.

     As at January 1, 2007, it was reasonably possible that the Company's unrecognized tax benefits (before tax) would significantly decrease, in an estimated range of between $30 million and $35 million, in the following twelve months for the resolution of certain Canadian Investment Tax Credits arising from the Company's conduct of its scientific research and experimental development activities.

     As at January 1, 2007, and June 30, 2007, it is reasonably possible that the Company's net unrecognized tax benefits will significantly increase and decrease in the next twelve months for the following items:

o It is expected that Notices of Reassessment will be issued by various government authorities over the next twelve months that are expected to effectively settle a number of uncertain tax positions and result in both adjustments to the effective tax rate and the abandonment of any remaining unrecognized tax benefits. Certain presently unrecognized tax benefits pertaining to a number of items involving uncertainty as to the exact taxation period tax deductions may be claimed among periods of changing statutory tax rates are expected to be resolved within an estimated range of $35 million to $45 million. It is also expected that net unrecognized benefits estimated to range between $40 million and $50 million, that relate to issues pertaining to the eligibility of certain capital and operating costs will be concluded.

o It is expected that the statute of limitations for challenge by governmental authorities will lapse for certain taxation years for which tax returns have previously been filed. Such unrecognized tax benefits are reasonably estimated at $4 million.

As at January 1, 2007, and June 30, 2007, income tax returns pertaining to taxation years that remain subject to examination by major jurisdictions are as follows:
                                Restricted to                 Other
                                   Appeals
---------------------------------------------------------------------------
 Canada                          1999 - 2000               2001 - 2006
 United States                       N/A                   2003 - 2006
---------------------------------------------------------------------------


(g) Additional disclosures required under U.S. GAAP - Comprehensive income

U.S. GAAP requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is no requirement to disclose comprehensive income under Canadian GAAP prior to fiscal periods beginning on or after January 1, 2007.


                                    TELUS(R)                                  41

--------------------------------------------------------------------------------
notes to interim consolidated financial statements                   (unaudited)
--------------------------------------------------------------------------------


Three-month periods
    ended June 30 (millions)                      2007                                     2006
------------------------------------------------------------------------- --------------------------------------------------------
                                                                                                        Unrealized
                               Canadian GAAP      Pension                  Canadian GAAP   Pension    fair value of
                                   other         and other  US GAAP other     other       and other     derivative   US GAAP other
                               comprehensive      benefit   comprehensive  comprehensive   benefit      cash flow    comprehensive
                               income (loss)(1)    plans     income (loss) income (loss)   plans          hedges     income (loss)
----------------------------------------------------------------------------------------------------------------------------------
Amount arising                   $   32.9     $    8.7      $   41.6        $    0.1      $   (2.2)    $   91.2       $   89.1
Income tax expense (recovery)        11.3          2.6          13.9              --          (0.7)        32.0           31.3
----------------------------------------------------------------------------------------------------------------------------------
Net                                  21.6          6.1          27.7             0.1          (1.5)        59.2           57.8
Accumulated other comprehensive
   income (loss), beginning
   of period                       (147.4)      (267.8)       (415.2)           (6.6)       (169.1)      (223.7)        (399.4)
----------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
   income (loss), end of
   period                        $ (125.8)    $ (261.7)     $ (387.5)       $   (6.5)     $ (170.6)    $ (164.5)      $ (341.6)
==================================================================================================================================

(1)  As the Canadian GAAP other comprehensive income amounts at June 30, 2007, reflect total-to-date amounts for the unrealized fair value of derivative cash flow hedges, the opening balance for
     U.S. GAAP is no longer required to determine the total-to-date accumulated other comprehensive income amount for U.S. GAAP purposes.


Six-month periods
    ended June 30 (millions)                      2007                                      2006
------------------------------------------------------------------------- -------------------------------------------------------
                                                                                                        Unrealized
                               Canadian GAAP      Pension                  Canadian GAAP   Pension    fair value of
                                   other         and other  US GAAP other     other       and other     derivative   US GAAP other
                               comprehensive      benefit   comprehensive  comprehensive   benefit      cash flow    comprehensive
                               income (loss)(1)    plans     income (loss) income (loss)   plans          hedges     income (loss)
----------------------------------------------------------------------------------------------------------------------------------
Amount arising                  $   77.6        $   17.4    $   95.0        $    0.8     $  (3.0)      $   56.2      $   54.0
Income tax expense (recovery)       25.7             5.3        31.0             --         (0.1)          20.1          20.0
----------------------------------------------------------------------------------------------------------------------------------
Net                                 51.9            12.1        64.0             0.8        (2.9)          36.1          34.0
Accumulated other comprehensive
 income (loss), beginning
   of period                      (177.7)         (273.8)     (451.5)           (7.3)     (167.7)        (200.6)       (375.6)
----------------------------------------------------------------------------------------------------------------------------------
Accumulated other comprehensive
  income (loss), end of
   period                       $ (125.8)       $ (261.7)   $ (387.5)       $   (6.5     $(170.6)      $ (164.5)     $ (341.6)
==================================================================================================================================

(1)  As the Canadian GAAP other comprehensive income amounts at June 30, 2007, reflect total-to-date amounts for the unrealized fair value of derivative cash flow hedges, the opening balance for
     U.S. GAAP is no longer required to determine the total-to-date accumulated other comprehensive income amount for U.S. GAAP purposes.


(h)  Recently issued accounting standards not yet implemented

Single definition of "fair value". Under U.S. GAAP, effective for its 2008 fiscal year, the Company is expected to be required to comply with a unified approach to fair value measurement of assets and liabilities, as prescribed by Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurements". The Company is assessing the provisions of this statement.

     Other: As would affect the Company, there are no other U.S. accounting standards currently issued and not yet implemented that would differ from Canadian accounting standards currently issued and not yet implemented.


                                    TELUS(R)                                  42

_______________________________________________________________________________

                             TELUS Corporation
                  Management's discussion and analysis - 2007 Q2


 Caution regarding forward-looking statements

     =========================================================================
     This report and Management's discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation (TELUS or the Company) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, assumptions (see below) and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from financial and operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

     Assumptions for 2007 guidance purposes include: economic growth consistent with recent provincial and national estimates by the Conference Board of Canada, including 2007 real GDP (gross domestic product) growth of approximately 2.5% in Canada; increased wireline competition in both business and consumer markets, particularly from cable-TV and voice over Internet Protocol (VoIP) companies; forbearance for local retail wireline services in major urban incumbent markets by the second half of 2007; no further price cap mandated consumer price reductions; a wireless industry market penetration gain of 4.5 to five percentage points; restructuring expenses not to exceed $35 million; statutory tax rate of 33 to 34%; a discount rate of 5.0% and an expected long-term average return of 7.25% for pension accounting, unchanged from 2006; average shares outstanding of 330 to 335 million; and no prospective significant acquisitions or divestitures. Earnings per share
     (EPS), cash balances, net debt and common equity may be affected by the potential purchases of up to 24 million TELUS shares over a 12-month period under the normal course issuer bid that commenced December 20, 2006.

     Factors that could cause actual results to differ materially include but are not limited to: competition; economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible spectrum asset purchases); financing and debt requirements (including share repurchases); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments (including possible labour disruptions); technology (including reliance on systems and information technology); regulatory developments (including local forbearance, wireless number portability, the timing, rules, process and cost of future spectrum auctions, and possible changes to foreign ownership restrictions); process risks (including internal reorganizations, conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS' public disclosure documents including its annual report, annual information form, and other filings with securities commissions in Canada (at www.sedar.com) and filings in the United States including Form 40-F (on EDGAR at www.sec.gov).

     For further information, see Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first quarter Management's discussion and analyses, as well as updates reported in Section 10 of this document.
     =========================================================================

     Management's discussion and analysis

     August 1, 2007

     The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and six-month periods ended June 30, 2007 and 2006, and should be read together with TELUS' interim Consolidated financial statements. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements above.
     TELUS' interim Consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 19 to the interim Consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS. The interim Consolidated financial statements and Management's discussion and analysis were reviewed by TELUS' Audit Committee and approved by TELUS' Board of Directors. All amounts are in Canadian dollars unless otherwise specified.
     TELUS has issued guidance on and reports on certain non-GAAP measures that are used by management to evaluate performance of business units, segments and the Company. In addition, non-GAAP measures are used in measuring compliance with debt covenants and are used to manage the capital structure. Because non-GAAP measures do not have a standardized meaning, securities regulations require that non-GAAP measures be clearly defined and qualified, and reconciled with their nearest GAAP measure. For the readers' reference, the definition, calculation and reconciliation of consolidated non-GAAP measures is provided in Section 11: Reconciliation of non-GAAP measures and definition of key operating indicators.


     Management's discussion and analysis contents

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     Section                      Description
     -------------------------------------------------------------------------
     1.  Introduction and         A summary of TELUS' consolidated results for
         performance summary      the second quarter and first half of 2007
     -------------------------------------------------------------------------
     2.  Core business, vision    Examples of TELUS' activities in support of
         and strategy             its six strategic imperatives
     -------------------------------------------------------------------------
     3.  Key performance drivers  TELUS' 2007 priorities
     -------------------------------------------------------------------------
     4.  Capability to deliver    An update on TELUS' capability to deliver
         results                  results
     -------------------------------------------------------------------------
     5.  Results from operations  A detailed discussion of operating results for the second quarter and first half
                                  of 2007
     -------------------------------------------------------------------------
     6.  Financial condition      A discussion of changes in the balance sheet
                                  for the six-month period ended June 30, 2007
     -------------------------------------------------------------------------
     7.  Liquidity and capital    A discussion of cash flow, liquidity,
         resources                credit facilities and other disclosures
     -------------------------------------------------------------------------
     8.  Critical accounting      A description of accounting estimates and
         estimates and            changes to accounting policies
         accounting policy
         developments
     -------------------------------------------------------------------------
     9.  Annual guidance          TELUS' revised annual guidance for 2007
         for 2007
     -------------------------------------------------------------------------
     10. Risks and risk           An update of risks and uncertainties facing
         management               TELUS and how it manages these risks
     -------------------------------------------------------------------------
     11. Reconciliation of        A description, calculation and
         non-GAAP measures and    reconciliation of certain measures used by
         definition of key        management
         operating indicators
     -------------------------------------------------------------------------

     1.   Introduction and performance summary

     1.1  Materiality for disclosures

     Management determines whether or not information is material based on whether it believes a reasonable investor's decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

     1.2  Canadian telecommunications industry developments

     In mid-April 2007, Canada's largest telecommunications service provider BCE Inc. announced a strategic review process. Three consortia that included Canadian pension funds and U.S. private equity investors signed non-disclosure and standstill agreements to gain access to a BCE data room in order to enable them to potentially prepare an offer to BCE shareholders under a competitive auction process. On June 21, 2007, TELUS confirmed that it had entered into a mutual non-disclosure and standstill agreement and was pursuing non-exclusive discussions to acquire BCE. On June 26, the three consortia submitted bids to acquire BCE, while TELUS announced that inadequacies in BCE's bid process did not make it possible for TELUS to submit an offer as part of the strategic review process announced by BCE. On June 30, BCE announced that it had entered into a definitive agreement for BCE to be acquired by a consortium led by Teachers Private Capital, a division of the Ontario Teachers Pension Plan. The BCE Board recommended that their common shareholders accept the offer at an all-cash price of $42.75 per common share. Other consortium members include Providence Equity Partners Inc. and Madison Dearborn Partners, LLC. TELUS in July continued its assessment of whether it should potentially make a competing offer for BCE. TELUS has concluded this assessment and it does not intend to submit a competing offer to acquire BCE. See Caution regarding forward-looking statements.
     In July 2007, the Minister of Industry and the Minister of Finance announced the creation of a Competition Review Panel to review Canadian competition and investment legislation: the Competition Act and the Investment Canada Act. The Panel will report to the Minister of Industry by June 30, 2008. Implications for the telecommunications industry include possible change to, or removal of, the effective 47% restriction on foreign ownership for the telecom sector. See Section 10.1 Regulatory - Foreign ownership restrictions.
     On July 23, a new independent telecommunications complaints commission, known as the Commissioner for Complaints for Telecommunications Services
(CCTS), was launched to help consumers and small businesses handle un-resolved service concerns. The CCTS was created in response to a request from the Minister of Industry to telecommunications companies to work together to establish and fund this independent agency. Founding members TELUS, Bell Aliant, Bell Canada, SaskTel, MTS Allstream, Rogers, Virgin Mobile, Cogeco, Videotron, and Vonage filed a joint proposal for the structure and mandate of the new organization with the CRTC (Canadian Radio-television and Telecommunications Commission) for its consideration. The CCTS is intended to assist where the normal complaint resolution process of member companies do not resolve concerns.


     1.3  Consolidated highlights

     -------------------------------------------------------------------------
     ($ millions, except
      shares, per share          Quarters ended           Six-month periods
      amounts, subscribers          June 30                 ended June 30
      and ratios)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Consolidated statements of income
     -------------------------------------------------------------------------
     Operating revenues   2,228.1  2,135.2    4.4 %  4,433.7  4,215.7    5.2 %

     Operating income       493.8    515.0   (4.1)%    890.8    974.6   (8.6)%
     Net-cash settlement
      feature expense(1)      1.8        -      -      175.3        -      -
                          -------- -------- -------- -------- -------- -------
     Operating income
      (as adjusted)         495.6    515.0   (3.8)%  1,066.1    974.6    9.4 %

     Income before
      income taxes          348.1    377.9   (7.9)%    623.7    706.2  (11.7)%
     Net-cash settlement
      feature expense         1.8        -      -      175.3        -      -
                          -------- -------- -------- -------- -------- -------
     Income before income
      taxes (as adjusted)   349.9    377.9   (7.4)%    799.0    706.2   13.1 %

     Net income             253.1    356.6  (29.0)%    447.9    566.7  (21.0)%
     Net-cash settlement
      feature expense,
      after tax               1.3        -      -      109.0        -      -
                          -------- -------- -------- -------- -------- -------
     Net income
      (as adjusted)         254.4    356.6  (28.7)%    556.9    566.7   (1.7)%

     Earnings per share,
      basic ($)              0.76     1.03  (26.2)%     1.34     1.63  (17.8)%
     Net-cash settlement
      feature per share         -        -      -       0.33        -      -
                          -------- -------- -------- -------- -------- -------
     Earnings per share,
      basic (as adjusted)
      (2) ($)                0.76     1.03  (26.2)%     1.67     1.63    2.5 %

     Earnings per share,
      diluted ($)            0.75     1.02  (26.5)%     1.32     1.62  (18.5)%

     Cash dividends
      declared per
      share ($)             0.375    0.275   36.4 %     0.75     0.55   36.4 %
     -------------------------------------------------------------------------
     Consolidated statements of cash flows
     -------------------------------------------------------------------------
     Cash provided by
      operating
      activities          1,061.9    813.0   30.6 %  1,522.5  1,486.1    2.4 %
     Cash used by
      investing
      activities            477.8    486.1   (1.7)%    870.1    802.2    8.5 %
       Capital
        expenditures        481.8    458.8    5.0 %    863.7    779.3   10.8 %
     Cash used by
      financing
      activities          1,115.9    344.4    n.m.     638.7    711.1  (10.2)%
     -------------------------------------------------------------------------
     Subscribers and other measures
     -------------------------------------------------------------------------
     Subscriber
      connections(3)
      (thousands) at
      June 30              10,885   10,404    4.6 %

     EBITDA(4)              884.6    897.1   (1.4)%  1,648.9  1,759.8   (6.3)%
     Net-cash settlement
      feature expense         1.8        -      -      175.3        -      -
                          -------- -------- -------- -------- -------- -------
     EBITDA
      (as adjusted)(4)      886.4    897.1   (1.2)%  1,824.2  1,759.8    3.7 %

     Free cash flow(5)      161.7    191.0  (15.3)%    642.5    826.6  (22.3)%
     -------------------------------------------------------------------------
     Debt and payout ratios
     -------------------------------------------------------------------------
     Net debt to total
      capitalization
      ratio (%)(6)           48.0     47.8  0.2 pts
     Net debt to EBITDA
      - excluding
      restructuring(6)        1.8      1.8        -
     Dividend payout
      ratio (%)(7)             50       46    4 pts
     -------------------------------------------------------------------------

     n.m. - not meaningful; pts - percentage point(s)
     (1) A non-cash expense recorded in 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005.
     (2) Earnings per share - basic (as adjusted) excludes the charge for introducing the net cash settlement feature, is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 basic earnings per share target and revised guidance.
     (3) The sum of wireless subscribers, network access lines and Internet subscribers measured at the end of the respective periods.
     (4) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA). EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance.
     (5) Free cash flow is a non-GAAP measure. See Section 11.2 Free cash flow.
     (6) See Section 11.4 Definition of liquidity and capital resource measures.
     (7) The current annualized rate of dividend declared per share divided by basic earnings per share for the 12-month trailing period.
     -------------------------------------------------------------------------

     TELUS' annual guidance for 2007, described in Section 9 of its 2007 first quarter Management's discussion and analysis included the expectation that a non-cash charge of approximately $180 million would be recorded in Operations expense as a result of introducing a net-cash settlement feature for share option awards granted prior to 2005. For the six-month period ended June 30, 2007, $175.3 million in respect of this charge was recorded in Operations expense ($109.0 million after-tax impact in Net income or 33 cents per share).
     Highlights for the second quarter and first six months of 2007, as discussed in Section 5: Results from operations, include the following:

     - Subscriber connections increased by 481,000 during the 12-month period ended June 30, 2007. The number of wireless subscribers grew by 11.3% to 5.27 million, the number of Internet subscribers grew by 8.3% to 1.135 million and the number of network access lines decreased by 3.1% to 4.48 million.

     - Operating revenues increased by $92.9 million and $218.0 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006 due primarily to growth in wireless network revenues and wireline data revenues, which more than offset declines in long distance revenue.

     - Operating income decreased by $21.2 million and $83.8 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006. When adjusted to exclude the net-cash settlement feature expense recorded in 2007, Operating income decreased by $19.4 million in the second quarter and increased by $91.5 million in the first six months. In the second quarter, growth in wireless EBITDA (as adjusted) and a lower depreciation expense were more than offset by lower wireline EBITDA (as adjusted) and higher amortization expense for a wireline billing and client care system put into service in March. For the six-month period, increased wireless EBITDA (as adjusted) and lower net depreciation and amortization expense exceeded erosion in wireline EBITDA (as adjusted).

     - Income before income taxes decreased by $29.8 million and $82.5 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006. Excluding the effect of the net-cash settlement feature, Income before income taxes decreased by $28.0 million and increased by $92.8 million, respectively, as a result of changes in adjusted operating income and a second quarter 2007 equity investment write-off, partly offset in the six-month period by lower financing costs.

     - Net income included favourable tax-related adjustments of approximately $10 million or three cents per share in the second quarter of 2007 and approximately $14 million or four cents per share in the first six months of 2007. This compares with favourable tax adjustments of approximately $118 million or 34 cents per share in the second quarter of 2006 and $115 million or 33 cents per share in the first six months of 2006.

     - Net income and EPS for the second quarter of 2007 decreased by $103.5 million and 27 cents, respectively, when compared to the same period in 2006. Similarly, Net income and EPS for the first six months of 2007 decreased by $118.8 million and 29 cents, respectively, when compared to the same period in 2006. Excluding the effect of the net-cash settlement feature for first six months of 2007, Net income (as adjusted) decreased by $9.8 million while EPS - basic (as adjusted) increased by four cents.

     - The average number of shares outstanding during second quarter and first half of 2007 were approximately 3% lower than in 2006 due to share repurchase programs and a lower number of shares issued because of the net-cash settlement feature for options.

     Highlights for the second quarter and first half of 2007, as discussed in
Section 7: Liquidity and capital resources, include the following:

     - Cash provided by operating activities increased by $248.9 million and $36.4 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006. Contributing to the increase was reduced interest paid. Proceeds from securitized accounts receivable increased by a net $350 million during the second quarter of 2007, compared with an increase of $135 million during the second quarter of 2006 for a comparative increase in operating cash flow of $215 million.

     - Cash used by investing activities decreased by $8.3 million in the second quarter of 2007 and increased by $67.9 million in the first six months of 2007, when compared to the same periods in 2006. The decrease in the second quarter was due mainly to an acquisition in 2006. Otherwise, investing activities increased because of higher capital expenditures to support new enterprise customers in Central Canada as well as network sustainment, continued enhancement of digital wireless capacity and coverage, and strategic investments in high-speed EVDO (evolution data optimized) wireless network technology.

     - On May 15, 2007, TELUS' entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes.

     - Cash used by financing activities increased by $771.5 million in the second quarter of 2007 and decreased by $72.4 million in the first six months of 2007, when compared to the same periods in 2006. The increase in the second quarter included the June 1, 2007 repayment of $1,483.3 million (U.S. $1,166.5 million) for 7.50% Notes that matured, partly offset by the net issue of $663.5 million of commercial paper. The decrease for the six-month period included a lower amount used to repurchase shares under the normal course issuer bid (NCIB), net of increased dividend payments.

     - Free cash flow decreased by $29.3 million and $184.1 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006. The decrease for the second quarter was caused by lower EBITDA net of restructuring and share-based compensation payments, and higher capital expenditures partly offset by lower interest payments. The decrease for the first six months of 2007 was caused by lower EBITDA net of restructuring payments, higher capital expenditures, and lower recoveries of cash taxes, partly offset by shared-based compensation expense in excess of payments and lower interest payments.

     - Net debt to total capitalization of 48% at June 30, 2007 continued to be in the long-term target range of 45 to 50%.

     - Net debt to EBITDA of 1.8 continued to be in the long-term target range of 1.5 to 2.0 times.

     - The dividend payout ratio of 50%, measured as the annualized dividend declared in the second quarter divided by earnings per share for the 12-month trailing period, was at the guideline midpoint of 45 to 55% of net sustainable earnings; favourable tax-related adjustments for the trailing 12 months nearly offset the unfavourable impact of introducing the net cash settlement feature in 2007.

     2.   Core business, vision and strategy

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first quarter Management's discussions and analyses, as well as updates reported in Section 10 of this document.
     TELUS' core business, vision and strategy were detailed in its 2006 Management's discussion and analysis. Recent activities supporting, and events affecting, the Company's six strategic imperatives include the following:

          Building national capabilities across data, IP, voice and wireless

     In May, TELUS announced in that it expects to invest $23 million in Quebec by the fall of 2007 to expand and upgrade wireless 1X digital network coverage in up to 30 additional communities, as well as enhance existing digital coverage in the greater Montreal and Quebec City areas where TELUS network traffic continues to increase. Through the expansion, 30 new communities will have access to the full suite of TELUS Spark(TM) mobile services that includes entertainment, information, messaging, downloadable music, ringtones and games.
     In July, TELUS announced the availability of faster speeds on its wireless high-speed EVDO network in B.C., Alberta and Quebec. The EVDO network was upgraded to the next generation, Rev A, which has typical download speeds of 450 to 800 kilobits per second (with a maximum possible speed of 3.1 megabits per second) and typical upload speeds of 300 to 400 kilobits per second (with a maximum possible speed of 1.8 megabits per second). The speed increase helps improve the experience of streaming services and sharing of large data files such as pictures. TELUS wireless high speed services are available in areas of British Columbia, Alberta, Winnipeg, Ontario and Quebec, reaching more than 60 per cent of Canadians. When traveling in the United States, TELUS customers can roam onto EVDO Rev A networks in 242 major metropolitan areas. TELUS has a variety of EVDO Rev A-capable devices available now and more are expected. These products operate throughout the full EVDO coverage area and are backward compatible with the 1X data network, which offers coverage to 94 per cent of Canadians, when outside the EVDO coverage area.
     The Company enhanced wireless international roaming for its business and consumer customers with the June launch of the BlackBerry 8830 World Edition smartphone. TELUS also expanded its global roaming services so that users of the new BlackBerry can access voice and data services internationally using GSM-based networks. In North America, coverage is provided on CDMA-based 1X and high-speed EVDO networks.
     In July, TELUS launched its first Ethernet to the suite (ETTS) building - the Melville - a 42-story multi-dwelling unit tower in Vancouver. ETTS leverages the latest technology to deliver greater bandwidth and higher speeds to customers. Melville residents will have access to high-speed Internet at up to 25 Mbps (five to seven faster than average) and the opportunity to leverage the full suite of Future Friendly(R) Home products and services.

          Focusing relentlessly on the growth markets of data, IP and wireless

     TELUS was selected this quarter by the Department of Public Works and Government Services Canada through a competitive bid process to provide and manage the telecommunications services for the Department of National Defence
(DND), including national and international locations. TELUS will provide managed telecommunications services including voice, data, video and IP solutions. The advanced telecommunications framework supports DND's goals of accessing a cost-effective infrastructure that supports their current requirements and, at the same time, provides a secure IP backbone for new services and solutions.This contract value is estimated at $200 million over five years.
     In addition, TELUS is providing the Government of Alberta with the latest multimedia technology for some 73 courtrooms in the new Calgary Courts Centre. TELUS will design, supply, install and maintain technology to provide digital recording, video-conferencing, remote witness facilitation, electronic annotation, and remote management, which is expected to improve safety and efficiency in the justice system.
     The Company was also selected to provide the TELUS Community Care Management Solution (CCMS) to Ontario-based Closing the Gap Healthcare Group. CCMS is an electronic health record and patient management system that makes patient data available to community, home care and long-term care providers, wherever their jobs take them. TELUS will implement, host and manage application software from New Zealand-based Healthphone, as well as provide network connectivity and security support, "24x7" customer service and required hardware such as personal digital assistants, mobile phones, infrastructure and servers.

          Building integrated solutions that differentiate TELUS from its competitors

     TELUS has introduced a number of new services in 2007. One new solution is TELUS Fleet Tracking Bundle for small businesses, which allows companies to efficiently track their mobile assets in real-time using global positioning system (GPS) technology. The bundle includes a TELUS wireless data plan, Fleet Complete GPS software from Complete Innovations and a GPS modem professionally installed by TELUS dealers or retailer Best Buy.
     Another new service is a new wireless tool for Canadian financial institutions, TELUS Mobile Customer Self Service(TM). The service provides two- way interaction between financial institutions and their customers, enabling secure banking transactions that include actionable alerts (such as questionable account activity or transaction approvals), on-demand access to account information and no-hold customer service via text messaging.

          Partnering, acquiring and divesting to accelerate the implementation of TELUS' strategy and focus TELUS' resources on core business

     In March 2007, AMP'D Mobile Canada Inc. launched its interactive and customized mobile entertainment, information and messaging services targeting the high value, young adult (ages 18 to 35) market segment in Canada. In early June, the U.S. based parent company AMP'D Mobile, Inc. entered bankruptcy proceedings in the U.S. As a result, AMP'D Mobile sales have been discontinued in Canada. See Section 4.2 for financial impacts on TELUS results.

     3.   Key performance drivers

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first quarter Management's discussions and analyses, as well as updates reported in Section 10 of this document.

     -------------------------------------------------------------------------
            2007 corporate priorities across wireline and wireless
     -------------------------------------------------------------------------
     Advancing TELUS' leadership position in the consumer market

     - Combining TELUS' suite of data applications with deregulated heritage services
     - Attaining best-in-class customer loyalty and growth through unparalleled customer experiences
     - Achieving customer addition targets by expanding distribution channels and addressing key market segments with new service offerings.

     Advancing TELUS' leadership position in the business market

     - Progressing further in key industry verticals with specific applications that provide non-price-based differentiation
     - Leveraging wireless number portability to expand TELUS' business market share in Central Canada
     - Focusing on small business customer loyalty and growth with innovative solutions.

     Advancing TELUS' leadership position in the wholesale market

     - Growing in domestic and international markets through recognition that TELUS is Canada's IP leader
     - Achieving excellence in customer service to support local forbearance in key incumbent markets
     - Expanding the Company's markets, channels and products by focusing on strategic relationships with TELUS' partners.

     Driving TELUS' technology evolution and improvements in productivity and service excellence

     - Implementing technology roadmaps for Future Friendly Home and wireless service offerings that simplify TELUS' product portfolio and improve service development and execution
     - Rolling out consolidated customer care systems to replace multiple legacy systems in Alberta and B.C.
     -   Accelerating customer service delivery dates.

     Strengthening the spirit of the TELUS team and brand, and developing the best talent in the global communications industry

     - Growing TELUS' business ownership culture with a team philosophy of "our business, our customers, our team, my responsibility" thereby attracting, developing and retaining great talent
     - Leading the way in corporate social responsibility as TELUS strives to be Canada's premier corporate citizen.
     -------------------------------------------------------------------------

     4.   Capability to deliver results

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis.

     4.1  Principal markets addressed and competitors

     The principal markets addressed and competitors have not changed significantly from those described in TELUS' annual 2006 Management's discussion and analysis. Early indications are that implementing wireless number portability (WNP) in March 2007 has been a net contributing factor to increased subscriber loading (inbound porting exceeded outbound porting), but has also contributed to increased wireless customer retention costs (8.2% of network revenue in the second quarter of 2007 compared to 6.2% of network revenue in the same period in 2006) and increased subscriber churn (1.45% in the second quarter of 2007 compared to 1.30% in the same period in 2006).

     4.2  Operational capabilities

          Regulation

     Following the April 2007, Federal Government Order-in-Council that varied the conditions for forbearance from regulation of local services, TELUS filed forbearance applications for residential local services in Victoria, Vancouver, Calgary, Edmonton and Rimouski. TELUS later applied for deregulation of regulated business phone services in phone exchanges covering 78 per cent of business lines in B.C. and Alberta, and 52 per cent in eastern Quebec. The CRTC granted forbearance for residential services in Fort McMurray on July 25, with additional rulings expected for Victoria, Vancouver, Calgary and Edmonton by early August. Forbearance was previously received for Fort McMurray, contingent on meeting competitor quality-of-service measures, which are now met. For further discussion, see Section 10.1 Regulatory.

          Development of a new billing and client care system in the wireline segment

     In late-March 2007, the Company converted more than one million wireline customers in Alberta to a new billing and client care system. The expected customer service and cost benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems. During the second quarter of 2007, the transition from pilot to full scale implementation resulted in initial system difficulties that reduced order processing capability, which caused increased installation backlogs and higher than expected costs such as extra call centre resources in order to maintain service levels. The critical billing function performed as expected and at this time the backlogs have been significantly reduced and call centre operations are expected to return to normal levels. See Section
10.3 Process risks.
     Transition to the new system reduced Wireline EBITDA by approximately
$29 million in the second quarter of 2007, including $16 million of costs primarily related to additional temporary labour to perform system fixes and maintain service levels, as well as a one-time reduction of $13 million in long distance revenue. The one-time revenue reduction resulted from system enhancements, which provided management with better data for estimating earned, but unbilled revenue.

          AMP'D Mobile Canada

     In early June, the U.S. based parent company AMP'D Mobile, Inc. entered bankruptcy proceedings in the U.S. As a result, AMP'D Mobile sales have been discontinued in Canada. TELUS' interim Consolidated financial statements for June 30, 2007 include a pre-tax write-off of its $11.8 million equity investment in AMP'D Mobile, Inc. (reflected in Other expense, net) as well as pre-tax adjustments of approximately $5 million for accelerated depreciation and approximately $2 million in Operations expense.

     4.3  Liquidity and capital resources

          Capital structure financial policies (Note 3 of the interim Consolidated financial statements)

     The Company monitors capital on a number of bases, including: net debt to total capitalization; net debt to EBITDA - excluding restructuring costs; and dividend payout ratio of sustainable net earnings. For further discussion and specific guidelines, see Section 7.4 Liquidity and capital resource measures. TELUS' 2007 financing plan was described in Section 9.3 of its 2006 Management's discussion and analysis. Progress against the financing plan is outlined below.

     -------------------------------------------------------------------------
     TELUS' 2007 financing plan and results
     -------------------------------------------------------------------------
     Repurchase TELUS Common Shares and TELUS Non-Voting Shares under the normal course issuer bid (NCIB)

     During the second quarter of 2007, a total of 2.7 million Common and Non-Voting Shares were repurchased for cancellation for an outlay of $169.5 million. From December 20, 2004 to June 30, 2007, TELUS repurchased a total of 45.6 million Common and Non-Voting Shares for $2.14 billion under three NCIB programs. See Section 7.3 Cash used by financing activities.

     Pay dividends

     The dividend declared in the second quarter of 2007, payable on July 1, was 37.5 cents per share, an increase of 36.4% from the dividend declared in the second quarter of 2006.

     Use proceeds from securitized receivables and bank facilities, as needed, to supplement free cash flow and meet other cash requirements

     During the second quarter of 2007, the balance of proceeds from securitized accounts receivable increased from $150 million to $550 million on May 31, and was later reduced to $500 million at June 30. The proceeds were used for general corporate purposes including repayment of U.S. $1,166.5 million 7.50% Notes that matured June 1.

     Maintain a minimum $1 billion in unutilized liquidity

     TELUS had approximately $1.3 billion of available liquidity from unutilized credit facilities at June 30, 2007. See Section 7.5 Credit facilities.

     Maintain position of fully hedging foreign exchange exposure for indebtedness

     Maintained for the 8.00% U.S. dollar Notes due 2011, the one remaining foreign currency-denominated debt issue.

     Give consideration to refinancing all or a portion of U.S. dollar Notes in advance of its June 1, 2007 scheduled maturity

     In March 2007, the Company publicly issued $300 million 4.50%, Series CC, 2012 Canadian dollar Notes and $700 million 4.95%, Series CD, 2017 Canadian dollar Notes. Proceeds from these debt issues, combined with a second quarter commercial paper issue of $663.5 million and the second quarter increase in proceeds from securitized accounts receivable, were used for general corporate purposes and repayment of $1,483.3 million for the June 1 maturity of U.S. $1,166.5 million, 7.50% Notes.

     Preserve access to the capital markets at a reasonable cost by maintaining investment grade credit ratings and targeting improved credit ratings in the range of BBB+ to A-, or the equivalent, in the future

     At June 30, 2007, investment grade credit ratings from the four rating agencies that cover TELUS were in the desired range. Three of four credit rating agencies placed their outlooks under review on June 21, 2007, when TELUS announced that it was in non-exclusive discussions to acquire BCE. See Section 7.7 Credit Ratings.
     -------------------------------------------------------------------------

     4.4  Changes in internal control over financial reporting

     There were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

     5.   Results from operations

     5.1  General

     The Company has two reportable segments: wireline and wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value. Segmented information is regularly reported to the Company's Chief Executive Officer (the chief operating decision-maker). See Note 5 of the interim Consolidated financial statements.


     5.2  Quarterly results summary

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     ($ in millions, except
      per share amounts)                2007 Q2   2007 Q1   2006 Q4   2006 Q3
     -------------------------------------------------------------------------
     Segmented revenue (external)
       Wireline segment                 1,180.1   1,205.6   1,234.3   1,200.3
       Wireless segment                 1,048.0   1,000.0   1,020.3   1,010.4
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,228.1   2,205.6   2,254.6   2,210.7
       Operations expense               1,340.3   1,436.6   1,368.6   1,245.8
       Restructuring costs                  3.2       4.7       7.9      12.5
     -------------------------------------------------------------------------
     EBITDA(1)                            884.6     764.3     878.1     952.4
       Depreciation                       318.3     317.7     353.2     325.8
       Amortization of intangible assets   72.5      49.6      53.9      57.5
     -------------------------------------------------------------------------
     Operating income                     493.8     397.0     471.0     569.1
       Other expense (income)              18.5       3.8      10.1       4.0
       Financing costs                    127.2     117.6     133.6     116.6
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interest            348.1     275.6     327.3     448.5
       Income taxes                        93.7      79.3      89.7     126.5
       Non-controlling interests            1.3       1.5       1.4       2.4
     -------------------------------------------------------------------------
     Net income                           253.1     194.8     236.2     319.6
     =========================================================================
     Net income per Common Share
      and Non-Voting Share
       - basic                             0.76      0.58      0.70      0.94
       - diluted                           0.75      0.57      0.69      0.92
     Dividends declared per Common
      Share and Non-Voting Share          0.375     0.375     0.375     0.275
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     ($ in millions, except
      per share amounts)                2006 Q2   2006 Q1   2005 Q4   2005 Q3
     -------------------------------------------------------------------------
     Segmented revenue (external)
       Wireline segment                 1,189.9   1,198.6   1,209.9   1,198.6
       Wireless segment                   945.3     881.9     876.8     864.2
     -------------------------------------------------------------------------
     Operating revenues (consolidated)  2,135.2   2,080.5   2,086.7   2,062.8
       Operations expense               1,207.4   1,201.1   1,316.8   1,221.5
       Restructuring costs                 30.7      16.7      35.5       1.6
     -------------------------------------------------------------------------
     EBITDA(1)                            897.1     862.7     734.4     839.7
       Depreciation                       335.2     339.2     346.2     335.6
       Amortization of intangible assets   46.9      63.9      67.0      73.6
     -------------------------------------------------------------------------
     Operating income                     515.0     459.6     321.2     430.5
       Other expense (income)               9.6       4.3       9.3       7.1
       Financing costs                    127.5     127.0     171.7     144.8
     -------------------------------------------------------------------------
     Income before income taxes and
      non-controlling interest            377.9     328.3     140.2     278.6
       Income taxes                        18.7     116.1      58.8      86.9
       Non-controlling interests            2.6       2.1       2.9       1.6
     -------------------------------------------------------------------------
     Net income                           356.6     210.1      78.5     190.1
     =========================================================================
     Net income per Common Share
      and Non-Voting Share
       - basic                             1.03      0.60      0.22      0.53
       - diluted                           1.02      0.60      0.22      0.53
     Dividends declared per Common
      Share and Non-Voting Share          0.275     0.275     0.275      0.20
     -------------------------------------------------------------------------

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA) for the definition.

     -------------------------------------------------------------------------

     The consolidated revenue trend continues to reflect strong growth in wireless revenues generated from an increasing subscriber base and increasing average revenue per subscriber unit (ARPU). ARPU growth was due to increasing provision and adoption of wireless data services, which more than offset the declining voice component of ARPU. The consolidated revenue trend also reflected growth in wireline segment data revenue, while wireline voice local and long distance revenues continue to decrease due to substitution by wireless and Internet services, as well as competition from VoIP competitors and resellers.
     Historically, there is significant fourth quarter seasonality with higher wireless subscriber additions and related acquisition costs and equipment sales, resulting in lower wireless EBITDA. The seasonality affects, to a lesser extent, the wireline high-speed Internet subscriber additions and related costs.
     Operations expenses in the first and second quarter of 2007 included non-cash charges of $173.5 million and $1.8 million, respectively, for introducing a net-cash settlement feature for share option awards, as described earlier. Operations expenses in third and fourth quarter of 2005 were affected by temporary net labour disruption expenses of approximately $65 million and $52 million, respectively. Restructuring costs varied by quarter, depending on the progress of ongoing initiatives underway.
     The downward trend in depreciation expense was interrupted by a fourth quarter 2006 provision of approximately $17 million to align estimated useful lives for TELUS Quebec assets, resulting from integration of financial systems. The downward trend in Amortization of intangible assets was reversed in the second quarter 2007 with approximately $18 million of additional amortization for a major new wireline billing and client care system being put into service in March. Amortization expenses in the second and fourth quarters of 2006 and the first quarter of 2007 were reduced by approximately
$12 million, $5 million and $5 million, respectively, for investment tax credits relating to assets capitalized in prior years that are now fully amortized, following a determination of eligibility by a government tax authority.
     Within Financing costs shown in the table above, interest expenses trended lower except for the following items: (i) interest expense in respect of a court decision in a lawsuit related to a 1997 BC TEL bond redemption matter (including $7.8 million in the fourth quarter of 2006); and (ii) a charge of $33.5 million in the fourth quarter of 2005 for early redemption of $1.578 billion of Notes. The early redemption of Notes on December 1, 2005, contributed to lower financing costs in the first half of 2006. Financing costs are net of varying amounts of interest income.
     The generally upward trend in Net income and earnings per share reflect the items noted above as well as adjustments arising from legislated income tax changes and tax reassessments for prior years, including any related interest on reassessments.


     -------------------------------------------------------------------------
     Tax-related adjustments
     ($ in millions, except
      EPS amounts)                      2007 Q2   2007 Q1   2006 Q4   2006 Q3
     -------------------------------------------------------------------------
     Approximate Net income impact           10         4        20        30
     Approximate EPS impact                0.03      0.01      0.06      0.09
     Approximate basic EPS excluding
      tax-related impacts                  0.73      0.57      0.64      0.85
     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     Tax-related adjustments
     ($ in millions, except
      EPS amounts)                      2006 Q2   2006 Q1   2005 Q4   2005 Q3
     -------------------------------------------------------------------------
     Approximate Net income impact          118        (3)       (3)       17
     Approximate EPS impact                0.34     (0.01)    (0.01)     0.05
     Approximate basic EPS excluding
      tax-related impacts                  0.69      0.61      0.23      0.48
     -------------------------------------------------------------------------


     5.3  Consolidated results from operations

     -------------------------------------------------------------------------
     ($ in millions except       Quarters ended           Six-month periods
      EBITDA margin in %            June 30                 ended June 30
      and Employees)         2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Operating revenues   2,228.1  2,135.2    4.4 %  4,433.7  4,215.7    5.2 %
     Operations expense   1,340.3  1,207.4   11.0 %  2,776.9  2,408.5   15.3 %
     Restructuring costs      3.2     30.7  (89.6)%      7.9     47.4  (83.3)%
     -------------------------------------------------------------------------
     EBITDA(1)              884.6    897.1   (1.4)%  1,648.9  1,759.8   (6.3)%
     Depreciation           318.3    335.2   (5.0)%    636.0    674.4   (5.7)%
     Amortization of
      intangible assets      72.5     46.9   54.6 %    122.1    110.8   10.2 %
     -------------------------------------------------------------------------
     Operating income       493.8    515.0   (4.1)%    890.8    974.6   (8.6)%
     =========================================================================
     Operations expense
      (as adjusted)(2)    1,338.5  1,207.4   10.9 %  2,601.6  2,408.5    8.0 %
     EBITDA
      (as adjusted)(2)      886.4    897.1   (1.2)%  1,824.2  1,759.8    3.7 %
     Operating income
      (as adjusted)(2)      495.6    515.0   (3.8)%  1,066.1    974.6    9.4 %

     EBITDA margin(3)        39.7     42.0 (2.3)pts     37.2     41.7 (4.5)pts
     EBITDA margin
      (as adjusted)(4)       39.8     42.0 (2.2)pts     41.1     41.7 (0.6)pts

     Full-time equivalent
      employees at end
      of period            32,362   29,157   11.0 %
     -------------------------------------------------------------------------

     (1) EBITDA is a non-GAAP measure. See Section 11.1 Earnings before interest, taxes, depreciation and amortization (EBITDA).
     (2) Excludes non-cash charges of $1.8 million and $175.3 million, respectively, in the second quarter and first six months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) and EBITDA (as adjusted) are both regularly reported to the chief operating decision-maker. EBITDA (as adjusted) corresponds to the definition used in setting TELUS' 2007 EBITDA target and revised guidance.
     (3) EBITDA divided by Operating revenues.
     (4) EBITDA (as adjusted) divided by Operating revenues.

     -------------------------------------------------------------------------

     The following discussion is for the consolidated results of TELUS. Further detail by segment is provided for Operating revenues, Operations expense, Restructuring costs, EBITDA and Capital expenditures in Section 5.4 Wireline segment results, Section 5.5 Wireless segment results and Section 7.2 Cash used by investing activities - capital expenditures.

          Operating revenues

     Consolidated Operating revenues increased by $92.9 million and $218.0 million, respectively, in the second quarter and first six months of 2007 when compared to the same periods in 2006. Wireless revenue and wireline data revenues continue to exceed erosion in wireline voice local and long distance revenues. In the second quarter of 2007, a one-time reduction of about $13 million in long distance revenues resulted from billing system enhancements, which provided management with better data for estimating earned, but unbilled revenue.

          Operations expense

     Consolidated Operations expense increased by $132.9 million and $368.4 million, respectively, in the second quarter and first six months of 2007 when compared to the same periods in 2006. The increases include non-cash charges for introducing a net-cash settlement feature for share option awards granted before 2005. Operations expense adjusted to exclude these non-cash charges increased by $131.1 million and $193.1 million, respectively, primarily to support the 11.3% year-over-year growth in the wireless subscriber base and growth in wireless network revenue. In addition, expenses in the wireline segment increased primarily due to billing system conversion costs and external labour costs to improve service levels. TELUS' net defined benefit pension plan expense decreased by approximately $22 million and $44 million, respectively, due primarily to favourable returns on plan assets in 2006.
     The number of employees increased to support the wireline segment's provision of outsourcing services to TELUS' customers, including human resources outsourcing services and international call centre services, and to support the growing wireless segment subscriber base. The number of full-time equivalent employees providing outsourcing services to the Company's customers increased by about 1,049 at June 30, 2007 when compared to one year earlier, while elsewhere in the wireline segment the increase was 1,185 including temporary call centre staff to support billing system conversion. In the wireless segment, the number of full-time equivalent employees increased by 971 over the same period.

          Restructuring costs

     Restructuring costs decreased by $27.5 million and $39.5 million in the second quarter and first six months of 2007, respectively, when compared to the same periods in 2006. Restructuring expenses in 2007 were in respect of several smaller efficiency initiatives. The Company's estimate of restructuring costs for the full year of 2007, which arises from its competitive efficiency program, are not expected to exceed $35 million.

          EBITDA

     EBITDA decreased by $12.5 million and $110.9 million in the second quarter and first six months of 2007, respectively, when compared to the same periods in 2006. EBITDA adjusted to exclude the net-cash settlement feature expenses decreased by $10.7 million in the second quarter and increased by $64.4 million in the first six months. Wireline EBITDA (as adjusted) decreased by $22.4 million and $15.2 million, respectively, due to second quarter implementation impacts of a new wireline billing and client care system, including about $13 million in reduced long distance revenues and $16 million in conversion costs. Wireless segment EBITDA (as adjusted) increased by $11.7 million and $79.6 million, respectively, due to strong revenue growth partially offset by the increased cost of acquisition (COA) related to the higher gross subscriber additions, higher retention spend related to the implementation of wireless number portability, and to a lesser extent, higher operations costs to support subscriber growth.

          Depreciation and amortization expenses

     Depreciation decreased by $16.9 million and $38.4 million in the second quarter and first six months of 2007, respectively, when compared to the same periods in 2006 primarily due to adjustments in the 2006 periods, partly offset by write-downs in 2007 for certain network equipment and accelerated depreciation of approximately $5 million for assets related to AMP'D Mobile Canada services. Depreciation expense adjustments in 2006 included a reduction in the estimated useful service lives for computer servers and furniture as well as write-offs of certain other network assets.
     Amortization of intangible assets increased by $25.6 million and $11.3 million in the second quarter and first six months of 2007, respectively, when compared to the same periods in 2006. The increase was mainly due to approximately $18 million of additional expense for putting a new wireline billing and client care system into service in March 2007, partly offset by other intangible assets becoming fully amortized. In addition, amortization expenses were reduced by approximately $5 million for the first six-months of 2007 and reduced by approximately $12 million in the second quarter and first six months of 2006 to recognize investment tax credits relating to assets capitalized in prior years that are now fully amortized, following determination of eligibility by a government tax authority.

          Operating income

     Operating income decreased by $21.2 million and $83.8 million in the second quarter and first six months of 2007, respectively, when compared to the same periods in 2006. When adjusted to exclude the net-cash settlement feature expense recorded in 2007, Operating income decreased by $19.4 million in the second quarter and increased by $91.5 million in the first six months. The decrease in the second quarter was caused mainly by lower wireline adjusted EBITDA and a higher amortization expense. The increase for the six-month period was due mainly to improved wireless adjusted EBITDA and lower net depreciation and amortization expenses.


          Other income statement items

     -------------------------------------------------------------------------
                                 Quarters ended           Six-month periods
     Other expense, net             June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                             18.5      9.6   92.7 %     22.3     13.9   60.4 %
     -------------------------------------------------------------------------

     Other expense in the second quarter of 2007 included an equity investment write-off of $11.8 million for AMP'D Mobile Inc. Accounts receivable securitization expenses of $5.0 million and $8.1 million, respectively, in the second quarter and first six months of 2007, did not change significantly from same periods in 2006 (see Section 7.6 Accounts receivable sale).


     -------------------------------------------------------------------------
                                 Quarters ended           Six-month periods
     Financing costs                June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Interest on long-
      term debt, short-
      term obligations
      and other             126.8    125.5    1.0 %    246.1    252.5   (2.5)%
     Foreign exchange
      losses (gains)          5.7      3.7   54.1 %      7.6      4.8   58.3 %
     Interest income         (5.3)    (1.7)   n.m.      (8.9)    (2.8)   n.m.
     -------------------------------------------------------------------------
                            127.2    127.5   (0.2)%    244.8    254.5   (3.8)%
     =========================================================================

     Interest expenses increased by $1.3 million in the second quarter when compared with same period in 2006 primarily due to a higher average debt balance from the March bond issue and commercial paper issue ahead of the June 1 repayment of maturing debt. This more than offset the positive impact of a slightly lower effective interest rate. The $6.4 million decrease in interest expenses for the first six months of 2007 when compared with same period in 2006 was mainly due to an adjustment for application of the effective rate method for issue costs as required under CICA Handbook Section 3855 (recognition and measurement of financial instruments). In March 2007, forward starting interest rate swaps were terminated and prepaid interest of approximately $10 million was deferred and is being amortized over 10 years, which is the term of the new debt.
     The Company's net debt, as calculated in Section 11.4, was $6,240 million at June 30, 2007, down slightly from $6,275 million one year earlier.
     Interest income increased by $3.6 million and $6.1 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006, due primarily to interest earned on short-term investments in 2007.


     -------------------------------------------------------------------------
                                 Quarters ended           Six-month periods
     Income taxes                   June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Blended federal
      and provincial
      statutory income
      tax based on net
      income before tax     116.9    125.8   (7.1)%    209.2    237.3  (11.8)%
     Revaluation of future
      income tax liability  (24.2)  (107.0)  77.4 %    (27.9)  (107.0)  73.9 %
     Share option award
      compensation            1.2      1.6  (25.0)%     (6.5)     3.1    n.m.
     Other                   (0.2)    (1.7)  88.2 %     (1.8)     1.4    n.m.
     -------------------------------------------------------------------------
                             93.7     18.7    n.m.     173.0    134.8   28.3 %
     =========================================================================
     Blended federal and
      provincial statutory
      tax rates (%)          33.6     33.3  0.3 pts     33.5     33.6 (0.1)pts
     Effective tax
      rates (%)              26.9      4.9 22.0 pts     27.7     19.1  8.6 pts
     -------------------------------------------------------------------------

     The decrease in the blended federal and provincial statutory income tax expense in the second quarter and first six months of 2007, when compared with the same periods in 2006, relates primarily to the decreases in income before taxes of 7.9% and 11.7%, respectively. Revaluation of the future income tax liability in the second quarter of 2007 arose from further reductions to future federal income tax rates as well as future tax rates being applied to temporary differences. The effective tax rates in 2006 were lower due to revaluation of future income tax liabilities because of enacted changes in federal tax rates in the second quarter of 2006.
     Based on the assumption of the continuation of the rate of TELUS earnings, the existing legal entity structure, and no substantive changes to tax regulations, the Company expects to be able to substantially utilize its non-capital losses before the end of 2007. The Company's assessment is that the risk of expiry of such non-capital losses is remote. Under the existing legal entity structure, TELUS currently expects cash tax payments to be minimal in 2007, increasing in 2008, with substantial cash tax payments in 2009. The blended federal and provincial statutory tax rate for 2007 is expected to be approximately 33 to 34%.


     -------------------------------------------------------------------------
     Non-controlling             Quarters ended           Six-month periods
      interests                     June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                              1.3      2.6  (50.0)%      2.8      4.7  (40.4)%
     -------------------------------------------------------------------------

     Non-controlling interests represents minority shareholders' interests in several small subsidiaries.

          Comprehensive income

     As discussed in Section 8.2 Accounting policy developments, commencing with the 2007 fiscal year, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for comprehensive income (CICA Handbook Section 1530). Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is primarily to include changes in shareholders' equity arising from unrealized changes in the fair values of financial instruments (see Section 7.8). The calculation of earnings per share is based on Net income and Common Share and Non-Voting Share income, as required by GAAP.


     5.4  Wireline segment results

     -------------------------------------------------------------------------
     Operating revenues -        Quarters ended           Six-month periods
      wireline segment              June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Voice local(1)         515.6    523.3   (1.5)%  1,047.7  1,058.9   (1.1)%
     Voice long distance(2) 167.7    205.7  (18.5)%    355.3    413.5  (14.1)%
     Data(3)                434.6    403.1    7.8 %    859.4    796.7    7.9 %
     Other                   62.2     57.8    7.6 %    123.3    119.4    3.3 %
     -------------------------------------------------------------------------
     External operating
      revenue             1,180.1  1,189.9   (0.8)%  2,385.7  2,388.5   (0.1)%
     Intersegment revenue    28.7     24.8   15.7 %     53.8     48.3   11.4 %
     -------------------------------------------------------------------------
     Total operating
      revenues            1,208.8  1,214.7   (0.5)%  2,439.5  2,436.8    0.1 %
     =========================================================================

     (1) Voice local revenue, after adjusting to exclude the impact of first-quarter regulatory adjustments, decreased by approximately
         $26 million or 2.5% for the first six months of 2007.
     (2) Voice long distance revenue, after adjusting to exclude the impact from billing system conversion, decreased by approximately
         $25 million or 12% in the second quarter and decreased by approximately $45 million or 11% in first six months of 2007.
     (3) Data revenue, after adjusting to exclude the impact of two mandated retroactive competitor price reductions in the first quarter, grew by approximately $74 million or 9.3% in the first six months of 2007.

     -------------------------------------------------------------------------


     -------------------------------------------------------------------------
     Network access lines        As at June 30
     (000s)                  2007     2006   Change
     -------------------------------------------------------------------------
     Residential network
      access lines          2,685    2,848   (5.7)%
     Business network
      access lines          1,793    1,771    1.2 %
                          -------- -------- -------
     Total network access
      lines(1)              4,478    4,619   (3.1)%

                                 Quarters ended           Six-month periods
                                    June 30                 ended June 30
     (000s)                  2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Change in residential
      network access lines    (56)     (52)  (7.7)%      (90)     (80) (12.5)%
     Change in business
      network access lines      8        8      - %       20        8  150.0 %
                          -------- -------- -------- -------- -------- -------
     Change in total
      network access lines    (48)     (44)  (9.1)%      (70)     (72)   2.8 %
     -------------------------------------------------------------------------

     (1) Network access lines are measured at the end of the reporting period based on information in billing and other systems.

     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Internet subscribers        As at June 30
     (000s)                  2007     2006   Change
     -------------------------------------------------------------------------
     High-speed Internet
      subscribers           962.7    830.9   15.9 %
     Dial-up Internet
      subscribers           172.2    216.8  (20.6)%
                          -------- -------- -------
     Total Internet
      subscribers(1)      1,134.9  1,047.7    8.3 %


                                 Quarters ended           Six-month periods
                                    June 30                 ended June 30
     (000s)                  2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     High-speed Internet
      net additions          13.9     29.2  (52.4)%     46.0     67.8  (32.2)%
     Dial-up Internet net
      reductions             (9.4)   (11.0)  14.5 %    (21.9)   (19.3) (13.5)%
                          -------- -------- -------- -------- -------- -------
     Total Internet
      subscriber net
      additions               4.5     18.2  (75.3)%     24.1     48.5  (50.3)%
     -------------------------------------------------------------------------

     (1) Internet subscribers are measured at the end of the reporting period based on Internet access counts from billing and other systems.

     -------------------------------------------------------------------------

     Revenues in the Wireline segment decreased by $5.9 million in the second quarter and increased by $2.7 million in the first six months of 2007, when compared with the same periods in 2006.

     - Voice local revenue decreased by $7.7 million and $11.2 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. The decrease was due primarily to lower revenues from basic access and optional enhanced services arising from increased competition for residential subscribers offset in part by growth in business local services and price increases allowed under regulation. For the first six months of 2007, this was partly offset by first quarter recoveries of approximately $14.5 million from the price cap deferral account, which offset unfavourable mandated retroactive rate adjustments for basic data revenue pursuant to two recent CRTC (Canadian Radio-television and Telecommunications Commission) decisions and included recovery of previously incurred amounts associated with mandated local number portability and start-up costs.

         Residential line losses include the effect of increased competition from resellers and VoIP competitors (including cable-TV companies, which have expanded their geographic coverage and introduced lower-priced telephony services), as well as technological substitution to wireless services. To a lesser degree, residential second lines decreased from migration of dial-up Internet subscribers to high-speed Internet service. The net increase in business lines was experienced in the Ontario and Quebec urban non-incumbent areas.

     - Voice long distance revenues decreased by $38.0 million and $58.2 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006 due primarily to lower average per-minute rates (due to industry-wide price competition) and lower business minute volumes, partly offset by increased consumer minute volumes. In addition, a one-time reduction of about $13 million was recorded in the second quarter of 2007 as a result of system enhancements, which provided management with better data for estimating earned, but unbilled revenue.

     - Wireline segment data revenues increased by $31.5 million and $62.7 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. This growth was primarily due to increased Internet, enhanced data and hosting service revenues from growth in business services and high-speed Internet subscribers. High-speed Internet subscriber net additions were lower than one year earlier, reflecting competitive markets and the impact by the new billing and client care system, which temporarily reduced the Company's order processing capability in the second quarter. Monthly rates for high-speed Internet services were raised by one dollar per month in the second quarter of 2006 for those customers not on rate protection plans, which contributed to an overall increase in average revenue per subscriber. Managed data revenues from the provision of business process outsourcing services to customers also increased.

         Pursuant to CRTC Decision 2007-6 (relating to digital network access link charges) and CRTC Decision 2007-10 (relating to basic service extension feature charges), retroactive rate reductions totalling approximately $11 million in basic data services revenues the first quarter of 2007. Data revenue for the first six months of 2007 grew by approximately $74 million or 9.3% once adjusted to exclude the impact of these two mandated retroactive competitor price reductions.

     - Other revenue increased by approximately $4 million for both the second quarter and first six months of 2007 when compared with the same periods in 2006. The increase was due mainly to a reduction in the provision for quality-of-service rate rebates (see Section 10.1 Regulatory - Quality-of-service rebate program), partly offset by lower voice equipment sales.

     - Intersegment revenue represents services provided by the wireline segment to the wireless segment. These revenues are eliminated upon consolidation together with the associated expense in the wireless segment.


     -------------------------------------------------------------------------
     Operating expenses -
      wireline segment           Quarters ended           Six-month periods
     ($ millions, except            June 30                 ended June 30
      employees)             2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Salaries, benefits
      and other employee-
      related costs,
      before net-cash
      settlement feature    428.0    417.0    2.6 %    856.9    830.2    3.2 %
     Net-cash settlement
      feature expense           -        -      -      153.1        -      -
     Other operations
      expenses              344.1    311.6   10.4 %    667.5    638.8    4.5 %
     -------------------------------------------------------------------------
     Operations expense     772.1    728.6    6.0 %  1,677.5  1,469.0   14.2 %
     Restructuring costs      2.8     29.8  (90.6)%      7.2     44.7  (83.9)%
     -------------------------------------------------------------------------
     Total operating
      expenses              774.9    758.4    2.2 %  1,684.7  1,513.7   11.3 %
     =========================================================================
     Operations expense
      (as adjusted)(1)      772.1    728.6    6.0 %  1,524.4  1,469.0    3.8 %
     Total operating
      expenses
      (as adjusted)(1)      774.9    758.4    2.2 %  1,531.6  1,513.7    1.2 %
     Full-time equivalent
      employees, end
      of period(2)         24,786   22,552    9.9 %
     -------------------------------------------------------------------------

     (1) Excludes the net-cash settlement feature expense. Operations expense (as adjusted) is regularly reported to the chief operating decision-maker.
     (2) The number of full-time equivalent employees providing outsourcing services to the Company's customers was 4,811 on June 30, 2007 and 3,761 on June 30, 2006. Full-time equivalent staff elsewhere increased by 1,185 or 6.3%.

     -------------------------------------------------------------------------

     Total Wireline operating expenses increased by $16.5 million and $171.0 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. Expenses in the second quarter included approximately $16 million of additional costs related to the March billing and client care system conversion (of which approximately
$5 million was recorded in salaries and benefits for customer contact centres and $11 million was recorded in other operations expenses primarily for external labour costs), as well as $2 million in preparation costs for expected flooding in British Columbia.

     Operations expense:

     - Salaries, benefits and employee-related expenses increased by $11.0 million and $26.7 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. The increase was mainly due to scheduled compensation increases and increased staffing, partly offset by a lower defined benefit pension plan expense.

     - A non-cash charge of $153.1 million was recorded in the first quarter of 2007 as a result of introducing a net-cash settlement feature for share option awards granted prior to 2005.

     -   Other operations expenses increased by $32.5 million and
         $28.7 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. Approximately half of the increase in the second quarter was due to higher external labour costs for billing/client care system support, installation/repair activity to improve service levels, and flood preparation costs. The remaining second quarter increases was due to network facility costs from higher customer demand, increased cost of sales as well as inflationary increases. The increase for the six-month period also included external labour costs to help clear backlogs caused by severe winter weather on the west coast early in 2007, partly offset by: (i) increased capitalization of labour related to the higher capital expenditure activity in 2007; (ii) lower transit and termination charges due to lower per-minute rates partly offset by higher outbound minute volumes; and (iii) lower expenses arising from CRTC decisions on basic service extension features and network access link charges.

     Restructuring costs in 2007 were for several small efficiency initiatives and decreased by $27.0 million and $37.5 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006.


     -------------------------------------------------------------------------
     EBITDA ($ millions)         Quarters ended           Six-month periods
      and EBITDA margin (%)         June 30                 ended June 30
      wireline segment       2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     EBITDA                 433.9    456.3   (4.9)%    754.8    923.1  (18.2)%
     EBITDA
      (as adjusted)(1)      433.9    456.3   (4.9)%    907.9    923.1   (1.6)%
     EBITDA margin           35.9     37.6 (1.7)pts     30.9     37.9 (7.0)pts
     EBITDA margin
      (as adjusted)          35.9     37.6 (1.7)pts     37.2     37.9 (0.7)pts
     -------------------------------------------------------------------------

     (1) Excludes a non-cash charge of $153.1 million in the first six months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA target and revised guidance.

     -------------------------------------------------------------------------

     Wireline EBITDA decreased by $22.4 million and $168.3 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006, while Wireline EBITDA (as adjusted) decreased by $22.4 million and $15.2 million, respectively. The decrease to adjusted EBITDA resulted mainly from second quarter billing system conversion impacts of about $29 million, including increased expenses of $16 million and a one-time long distance revenue reduction of $13 million. In addition, increased labour costs to deal with weather-related backlogs were approximately $2 million in the second quarter of 2007 and approximately
$4 million in the first six months of 2007.


     5.5  Wireless segment results

     -------------------------------------------------------------------------
     Operating revenues -        Quarters ended           Six-month periods
      wireless segment              June 30                 ended June 30
     ($ millions)            2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Network revenue        989.8    884.0   12.0 %  1,934.3  1,708.7   13.2 %
     Equipment revenue       58.2     61.3   (5.1)%    113.7    118.5   (4.1)%
     -------------------------------------------------------------------------
     External operating
      revenue             1,048.0    945.3   10.9 %  2,048.0  1,827.2   12.1 %
     Intersegment
      revenue                 6.7      5.2   28.8 %     13.0     11.1   17.1 %
     -------------------------------------------------------------------------
     Total operating
      revenues            1,054.7    950.5   11.0 %  2,061.0  1,838.3   12.1 %
     =========================================================================


     -------------------------------------------------------------------------
     Key operating indicators
      - wireless segment         As at June 30
     (000s)                  2007     2006   Change
     -------------------------------------------------------------------------
     Subscribers -
      postpaid(1)         4,236.0  3,840.5   10.3 %
     Subscribers -
      prepaid             1,036.0    896.6   15.5 %
                         --------- -------- --------
     Subscribers -
      total(2)            5,272.0  4,737.1   11.3 %

     Digital POPs(3)
      covered including
      roaming/resale
      (millions)(4)          31.5     31.0    1.6 %

                                 Quarters ended           Six-month periods
                                    June 30                 ended June 30
                             2007     2006   Change     2007     2006   Change
                           ---------------------------------------------------
     Subscriber gross
      additions - postpaid  219.2    205.7    6.6 %    392.5    385.4    1.8 %
     Subscriber gross
      additions - prepaid   134.8    100.9   33.6 %    257.5    196.0   31.4 %
                           -------  -------  -------  -------  -------  ------
     Subscriber gross
      additions - total     354.0    306.6   15.5 %    650.0    581.4   11.8 %

     Subscriber net
      additions - postpaid   99.2    103.3   (4.0)%    160.0    173.7   (7.9)%
     Subscriber net
      additions - prepaid    29.0     20.6   40.8 %     58.7     42.7   37.5 %
                           -------  -------  -------  -------  -------  ------
     Subscriber net
      additions - total     128.2    123.9    3.5 %    218.7    216.4    1.1 %

     ARPU ($)(5)            63.65    63.18    0.7 %    62.85    61.76    1.8 %
     Churn, per month
      (%)(5)                 1.45     1.30 0.15 pts     1.40     1.32  0.8 pts
     Lifetime revenue per
      subscriber ($)(5)     4,390    4,860   (9.7)%    4,489    4,679   (4.1)%

     COA(6) per gross
      subscriber addition
      ($)(5)                  425      394    7.9 %      431      411    4.9 %
     COA per gross
      subscriber addition
      to lifetime revenue
      (%)(5)                  9.7      8.1  1.6 pts      9.6      8.8  0.8 pts
     Average minutes of
      use per subscriber
      per month (MOU)         411      412   (0.2)%      397      399   (0.5)%

     EBITDA ($ millions)    450.7    440.8    2.2 %    894.1    836.7    6.9 %
     EBITDA (as adjusted)
      (7) ($ millions)      452.5    440.8    2.7 %    916.3    836.7    9.5 %
     EBITDA to network
      revenue (%)            45.5     49.9 (4.4)pts     46.2     49.0 (2.8)pts
     EBITDA (as adjusted)
      to network revenue (%) 45.7     49.9 (4.2)pts     47.4     49.0 (1.6)pts
     Retention spend to
      network revenue (5)(%)  8.2      6.2  2.0 pts      7.8      6.2  1.6 pts
     EBITDA excluding COA
      ($ millions)(5)       601.1    561.7    7.0 %  1,174.0  1,075.5    9.2 %
     EBITDA (as adjusted)
      excluding COA
      ($ millions)          602.9    561.7    7.3 %  1,196.2  1,075.5   11.2 %
     -------------------------------------------------------------------------

     pts - percentage points
     (1) A one-time adjustment was made to the postpaid subscriber base. Cumulative subscribers were reduced by approximately 2,600 in the period to reflect the discontinuation of network service to its cellular digital packet data (CDPD) subscribers effective January 31, 2007.
     (2) Subscribers are measured at the end of the reporting period based on information from billing systems.
     (3) POPs is an abbreviation for population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
     (4) At June 30, 2007, TELUS' wireless PCS digital population coverage included expanded coverage of approximately 7.5 million PCS POPs due to roaming/resale agreements principally with Bell Mobility (Bell Canada).
     (5) See Section 11.3 Definition of key operating indicators. These are industry measures useful in assessing operating performance of a wireless company, but are not defined under accounting principles generally accepted in Canada and the U.S.
     (6) Cost of acquisition.
     (7) Excludes non-cash charges of $1.8 million and $22.2 million, respectively, in the second quarter and first six months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance.

     -------------------------------------------------------------------------

     Wireless segment revenues increased by $104.2 million and $222.7 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006, due to the following:

     - Network revenue increased by $105.8 million and $225.6 million in the second quarter and first six months of 2007, respectively, when compared with the same periods in 2006. The increase was a result of the 11.3% expansion of the subscriber base combined with increased average revenue per subscriber unit per month. ARPU increased by $0.47 in the second quarter of 2007, when compared to the same period in 2006, representing the 18th successive quarter of year-over-year growth, as increased data usage more than offset declining voice ARPU. Voice ARPU was $57.07 in the second quarter of 2007, a decrease of $1.66 or 2.8% from the same period in 2006, caused mainly by a greater mix of included-minute rate plans as voice minutes of use per subscriber per month (MOU) remained relatively steady. Similarly, voice ARPU declined by $1.24 or 2.2% to $56.43 for the first six months of 2007.

         Data revenues increased to 10.4% of Network revenue, or $103.2 million, in the second quarter of 2007 as compared with 7.1% of Network revenues, or $62.8 million, in the second quarter of 2006 - reflecting a growth rate of 64.3%. Similarly, data revenues for the first six months of 2007 increased to 10.3% of Network revenue, or $199.4 million, as compared with 6.7% of Network revenue, or $114.1 million, for the same period in 2006 - reflecting a growth rate of 74.8%. Data ARPU increased by 47.9% to $6.58 for the second quarter and increased by 57.0% to $6.42 for the first six months of 2007 as compared with $4.45 and $4.09, respectively, for the same periods in 2006. This growth, driven by the significant increase in voice to data migrations, was principally related to text messaging, mobile computing, personal digital assistant (PDA) devices, Internet browser activities and pay-per-use downloads such as ringtones, music, games and videos.

         At June 30, 2007, postpaid subscribers represented 80.3% of the total cumulative subscriber base, remaining relatively stable from one year earlier. The 99,200 postpaid subscriber net additions for the second quarter of 2007 represented 77.4% of all net additions as compared with 103,300 or 83.4% of all net additions for the same period in 2006. Moreover, the 160,000 postpaid subscriber net additions for the first six months of 2007 represented 73.2% of all net additions as compared with 173,700 or 80.3% of all net additions for the same period in 2006. Total net subscriber additions increased in the second quarter and first six months of 2007 as compared with the same periods in 2006 as a result of the growth in prepaid net subscriber additions.

         The blended churn rate increased in the second quarter and first six months of 2007 when compared with the respective periods in 2006. The postpaid monthly churn rates for the second quarter and first six months of 2007 were approximately one per cent, increasing slightly over the same periods last year. The prepaid churn rates also increased slightly in the second quarter and first six months of 2007 when compared with the same periods in 2006. Total deactivations were 225,800 for the second quarter and 431,300 for the first six months of 2007 as compared with 182,700 and 365,000, respectively, for the same periods last year. Wireless number portability had a full quarter impact on churn and deactivation results for the first time since its implementation in late-March 2007.

     - Equipment sales, rental and service revenue decreased by $3.1 million and $4.8 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006. The decreases, despite continued subscriber growth and higher retention activity, were principally due to a shift in product mix and increased promotional activity related to wireless number portability. Gross subscriber additions were 354,000 for the second quarter of 2007 (a record second quarter loading for TELUS) and 650,000 for the first six months of 2007 as compared with 306,600 and 581,400, respectively, for the same periods in 2006. The increase in gross additions included the impact of increased competitive porting-in as a result of wireless number portability. Handset revenues associated with gross subscriber activations are included in COA per gross subscriber addition.

     - Intersegment revenues represent services provided by the wireless segment to the wireline segment and are eliminated upon consolidation along with the associated expense in the wireline segment.


     -------------------------------------------------------------------------
     Operating expenses -
      wireless segment           Quarters ended           Six-month periods
     ($ millions, except            June 30                 ended June 30
      employees)             2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Equipment sales
      expenses              166.6    136.9   21.7 %    312.0    263.1   18.6 %
     Network operating
      expenses              126.7    111.6   13.5 %    241.3    217.5   10.9 %
     Marketing expenses     114.6     92.0   24.6 %    215.4    185.8   15.9 %
     General and
      administration
      expenses              195.7    168.3   16.3 %    397.5    332.5   19.5 %
     -------------------------------------------------------------------------
     Operations expense     603.6    508.8   18.6 %  1,166.2    998.9   16.7 %
     Restructuring costs      0.4      0.9  (55.6)%      0.7      2.7  (74.1)%
     -------------------------------------------------------------------------
     Total operating
      expenses              604.0    509.7   18.5 %  1,166.9  1,001.6   16.5 %
     =========================================================================
     Operations expense
      (as adjusted)(1)      601.8    508.8   18.3 %  1,144.0    998.9   14.5 %
     Total operating
      expenses
      (as adjusted)(1)      602.2    509.7   18.1 %  1,144.7  1,001.6   14.3 %
     Full-time equivalent
      employees at end
      of period             7,576    6,605   14.7 %
     -------------------------------------------------------------------------

     (1) Excludes non-cash charges of $1.8 million and $22.2 million, respectively, in the second quarter and first six months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. Operations expense (as adjusted) is regularly reported to the chief operating decision-maker.

     -------------------------------------------------------------------------

     Wireless segment total operating expenses increased by $94.3 million and $165.3 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006. Total operating expenses as adjusted to exclude the 2007 non-cash charges for share option awards expense increased by $92.5 million and $143.1 million, respectively, to promote, acquire, retain and support 11.3% year-over-year growth in the subscriber base and the significant increase in Network revenue.

     - Equipment sales expenses increased by $29.7 million and $48.9 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006, due principally to an increase in gross subscriber activations and increased retention activity related to wireless number portability combined with a greater mix of data products but, partially offset by favourable exchange rates. Handset costs including data equipment associated with gross subscriber activations are included in COA per gross subscriber addition.

     - Network operating expenses increased by $15.1 million and $23.8 million in the second quarter and first six months of 2007, respectively, when compared with the same periods in 2006. The increases were principally due to higher transmission and site-related expenses to support the greater number of cell sites, a larger subscriber base, third party data content providers, and improved network quality and coverage. Moreover, expenses for the first six months of 2007 were net of a reduction arising from CRTC Decision 2007-6 related to retail network access link charges.

     - Marketing expenses increased by $22.6 million and $29.6 million in the second quarter and first six months of 2007, respectively, when compared with the same periods in 2006, primarily due to higher advertising and promotions costs driven by wireless number portability and increased dealer compensation costs related to the higher gross subscriber additions and increased retention activity. Despite higher prepaid gross additions, COA per gross subscriber addition increased by $31 or 7.9% in the second quarter as compared with the same period last year. The increase was principally related to higher subsidies on certain popular handsets driven by competitive activity and higher advertising and promotion spending related to wireless number portability and new product launches. Similarly, COA increased by $20 or 4.9% for the first six months of 2007. Wireless number portability also contributed to increased retention costs, which as a percentage of network revenue, were 8.2% and 7.8%, respectively, in the second quarter and first six months of 2007, as compared to 6.2% in the same periods in 2006. Despite higher ARPU, the lifetime revenue per subscriber decreased in the second quarter and first half of 2007 because of the increased churn rates. Consequently, COA as a percentage of lifetime revenue increased in the second quarter and first six months of 2007.

     - General and administration expense increased by $27.4 million and $65.0 million in the second quarter and first six months of 2007, respectively, when compared with the same periods in 2006. Excluding non-cash charges for share option awards granted before 2005, general and administration expenses grew by $25.6 million and $42.8 million for the second quarter and first six months of 2007, respectively. The increases were principally due to the 14.7% increase in employees to support the significant growth in Network revenue, subscriber base, and continued expansion of the client care team and company-owned retail stores.

     - Restructuring costs were in respect of the Company's operational efficiency program.


     -------------------------------------------------------------------------
     EBITDA ($ millions)          Quarters ended           Six-month periods
      and EBITDA margin (%)          June 30                 ended June 30
      wireless segment       2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     EBITDA                 450.7    440.8    2.2 %    894.1    836.7    6.9 %
     EBITDA
      (as adjusted)(1)      452.5    440.8    2.7 %    916.3    836.7    9.5 %
     EBITDA margin           42.7     46.4 (3.7)pts     43.4     45.5 (2.1)pts
     EBITDA margin
      (as adjusted)          42.9     46.4 (3.5)pts     44.5     45.5 (1.0)pts
     -------------------------------------------------------------------------

     (1) Excludes non-cash charges of $1.8 million and $22.2 million, respectively, in the second quarter and first six months of 2007 for introducing a net-cash settlement feature for share option awards granted prior to 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance.

     -------------------------------------------------------------------------

     Wireless segment EBITDA increased by $9.9 million and $57.4 million, respectively, in the second quarter and first six months of 2007 when compared with the same periods in 2006. When adjusted to exclude the non-cash charge for options expense in 2007, EBITDA increased by $11.7 million and $79.6 million, respectively, due to strong revenue growth partially offset by the increased COA related to the improved gross additions, higher retention spend related to the implementation of wireless number portability, and to a lesser extent, higher operations costs to support growth in the total subscriber base.

     6.   Financial condition

     The following are changes in the Consolidated balance sheets in the six-month period Notional Carrying Fair June 30, 2007.


     -------------------------------------------------------------------------
                   June 30,  Dec. 31,      Changes        Explanation of the
                      2007      2006                      change in balance
     ($ millions)          (adjusted)
     -------------------------------------------------------------------------
     Current Assets
       Cash and        2.2    (11.5)     13.7      n.m.   See Section 7.
        temporary                                         Liquidity and
        investments,                                      capital resources
        net
       Short-term     54.8    110.2     (55.4)   (50.3)%  Liquidation of some
        investments                                       investments of
                                                          surplus cash

       Accounts      571.8    707.2    (135.4)   (19.1)%  Lower days
        receivable                                        outstanding on
                                                          wireline
                                                          receivables, a
                                                          decrease in wireless
                                                          voice ARPU and
                                                          receivables from
                                                          dealers, and receipt
                                                          of inducements for
                                                          renegotiated
                                                          building leases

       Income and    99.2      95.4       3.8      4.0 %  -
        other taxes
        receivable

       Inventories  158.8     196.4     (37.6)   (19.1)%  Primarily a seasonal
                                                          reduction of
                                                          wireless handset
                                                          inventories

       Prepaid      291.7     195.3      96.4     49.4 %  Primarily prepayment
        expenses                                          of annual property
        and other                                         taxes and wireless
                                                          licence fees as well
                                                          as accrued and
                                                          prepaid employee
                                                          benefits, all net of
                                                          amortization

       Current       48.7      40.4       8.3     20.5 %  Primarily new net
        portion                                           cash-settled equity
        derivative                                        swaps offset by the
        assets                                            maturity of cross-
                                                          currency swaps
                                                          related to the notes
                                                          maturing June 1
     -------------------------------------------------------------------------
     Current
      Liabilities
       Accounts   1,547.9   1,363.6     184.3     13.5 %  Primarily increases
        payable                                           in the liability for
        and                                               net-cash settled
        accrued                                           share options and
        liabilities                                       NCIB purchases
                                                          awaiting settlement

       Income and     6.7      10.3      (3.6)   (35.0)%  -
        other
        taxes
        payable

       Restructuring 28.8      53.1     (24.3)   (45.8)%  Payments under
        accounts                                          previous and current
        payable and                                       programs exceeded
        accrued                                           new obligations
        liabilities

       Advance      609.4     606.3       3.1      0.5 %  Primarily increased
        billings                                          billings and
        and                                               customer deposits,
        customer                                          net of draw-downs
        deposits                                          from price cap
                                                          deferred revenue

       Current        6.4   1,433.5  (1,427.1)   (99.6)%  Repayment of U.S.
        maturities                                        dollar notes that
        of long-                                          matured June 1 and
        term debt                                         medium-term TCI
                                                          notes that matured
                                                          in February

       Current       10.1     165.8    (155.7)   (93.9)%  Maturity of cross-
        portion of                                        currency swaps
        derivative                                        related to the note
        liabilities                                       maturing June 1,
                                                          partly offset by
                                                          changes to U.S.
                                                          currency forward
                                                          contracts

       Current      258.1     137.2     120.9     88.1 %  An increase in
        portion                                           temporary
        of future                                         differences for
        income                                            current assets and
        taxes                                             liabilities as well
                                                          as partnership
                                                          taxable income that
                                                          will be allocated in
                                                          the next 12 months.
                                                          The December 31,
                                                          2006 balance
                                                          includes a
                                                          reclassification of
                                                          $44 million from
                                                          long-term future
                                                          income taxes. See
                                                          Note 2(c) of the
                                                          interim Consolidated
                                                          financial statements
     -------------------------------------------------------------------------
     Working     (1,240.2) (2,436.4)  1,196.2     49.1 %  Mainly repayment of
      capital(1)                                          the current
                                                          maturities of long-
                                                          term debt. See
                                                          Section 7.3 Cash
                                                          used by financing
                                                          activities
     -------------------------------------------------------------------------
     Capital     11,076.6  10,982.1      94.5      0.9 %  See Sections 5.3
      Assets,                                             Consolidated results
      Net                                                 from operations -
                                                          Depreciation and
                                                          amortization and 7.2
                                                          Cash used by
                                                          investing activities
     -------------------------------------------------------------------------
     Other Assets
       Deferred   1,064.6     956.6     108.0     11.3 %  Primarily pension
        charges                                           plan contributions
                                                          and pension
                                                          recoveries resulting
                                                          from favourable
                                                          returns on plan
                                                          assets

       Investments   30.6      35.2      (4.6)   (13.1)%  Includes an
                                                          $11.8 million write-
                                                          off of an equity
                                                          investment in AMP'D
                                                          Mobile, Inc., net of
                                                          new investments and
                                                          fair value
                                                          adjustments

       Goodwill   3,168.8   3,169.5      (0.7)     0.0 %  -
     -------------------------------------------------------------------------
     Long-Term    4,800.5   3,474.7   1,325.8     38.2 %  Includes notes
      Debt                                                issued in March and
                                                          commercial paper
                                                          issued in May, net
                                                          of the repayment of
                                                          bank facilities and
                                                          a reduction in the
                                                          Canadian dollar
                                                          value of 2011 U.S.
                                                          dollar notes
     -------------------------------------------------------------------------
     Other        1,644.4   1,257.3     387.1     30.8 %  Primarily foreign
      Long-Term                                           exchange rate
      Liabilities                                         changes and a fair
                                                          value adjustment of
                                                          the deferred hedging
                                                          liability associated
                                                          with 2011 U.S.
                                                          dollar notes
     -------------------------------------------------------------------------
     Future       1,018.6   1,023.3      (4.7)    (0.5)%  A decrease in
      Income                                              temporary
      Taxes                                               differences for
                                                          long-term assets and
                                                          liabilities
     -------------------------------------------------------------------------
     Non-            22.1      23.6      (1.5)    (6.4)%  -
      Controlling
      Interests
     -------------------------------------------------------------------------
     Shareholders'
      Equity
       Common     6,614.8   6,928.1    (313.3)    (4.5)%  Decreased primarily
        equity                                            due to NCIB
                                                          expenditures of
                                                          $370.2 million,
                                                          dividends of
                                                          $250.9 million and
                                                          transitional amounts
                                                          for accumulated
                                                          other comprehensive
                                                          income of
                                                          $176.2 million;
                                                          partly offset by Net
                                                          income of
                                                          $447.9 million and
                                                          Other comprehensive
                                                          income of
                                                          $51.9 million.
     -------------------------------------------------------------------------

     (1) Current assets subtracting Current liabilities - an indicator of the ability to finance current operations and meet obligations as they fall due.

     -------------------------------------------------------------------------

     7.   Liquidity and capital resources


     7.1  Cash provided by operating activities

     -------------------------------------------------------------------------
      ($ millions)            Quarters                 Six-month periods
                            ended June 30                ended June 30
                       2007      2006    Change      2007      2006    Change
     -------------------------------------------------------------------------
                    1,061.9     813.0     30.6 %  1,522.5   1,486.1      2.4 %
     -------------------------------------------------------------------------

     Cash provided by operating activities increased by $248.9 million and $36.4 million, respectively, in the second quarter and first six months of 2007, when compared with the same periods in 2006. Changes in cash provided by operating activities included:

     - EBITDA decreased by $12.5 million and $110.9 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006;

     - Share-based compensation payments in excess of the expense included in EBITDA increased by $21.6 million in the second quarter of 2007 when compared with the same period in 2006. Share-based compensation expense in excess of payments in the first six months of 2007 increased by $108.6 million when compared with the same period in 2006;

     - Employer contributions to employee defined benefit plans decreased by $30.3 million and $26.9 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006 mainly due to accelerated funding in 2006;

     - Interest paid decreased by $53.0 million and $42.5 million, respectively, in the second quarter and first six months of 2007 when compared to the same periods in 2006. The decrease in the second quarter was due to the paid amounts in the second quarter of 2006 including $31.2 million for terminating cross currency interest rate swaps as well as partial payment of interest in respect of a court decision in a lawsuit regarding a 1997 BC TEL bond redemption matter. The decrease for the six-month period was caused by the same reasons, partly offset by repayment of forward starting interest rate swaps in the first quarter of 2007.

     - Interest received decreased by $15.8 million in the first six months of 2007 when compared to the same period in 2006, due to the receipt of interest on tax refunds in the first quarter of 2006;

     - Income taxes received net of installment payments decreased by $92.4 million in the first six months of 2007 when compared to the same period in 2006, due mainly to collection of income taxes receivable during first quarter of 2006;

     - Cash provided by a decrease in Short-term investments was approximately $55 million during the second quarter and first six months of 2007;

     -   Proceeds from securitized accounts receivable increased by a net
         $350 million during the second quarter of 2007, compared with an increase of $135 million during the second quarter of 2006 for a comparative increase in operating cash flow of $215 million. Proceeds from securitized accounts receivable were unchanged during the first six months of 2007, compared with a net increase of $35 million during the first six months of 2006 for a comparative decrease of $35 million in operating cash flow for the six-month period; and

     -   Other changes in non-cash working capital for the respective periods.

     7.2  Cash used by investing activities


     -------------------------------------------------------------------------
      ($ millions)              Quarters ended            Six-month periods
                                    June 30                 ended June 30
                             2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                            477.8    486.1   (1.7)%    870.1    802.2    8.5 %
     -------------------------------------------------------------------------

     Cash used by investing activities decreased by $8.3 million in the second quarter of 2007 and increased by $67.9 million in the first six months of 2007, when compared with the same periods in 2006. The decrease in the second quarter was primarily due to $19.5 million for acquisitions in 2006. Capital expenditures increased by $23.3 million and $84.4 million, respectively, in the second quarter and first six months of 2007, when compared to the same periods in 2006 (see below).
     Assets under construction were $603.8 million at June 30, 2007, a decrease of $121.6 million from December 31, 2006. The decrease primarily reflects a transfer of $342.1 million to intangible assets subject to amortization in the first quarter of 2007 for activation of certain phases of the new consolidated wireline billing and client care system, net of increases in other assets under construction during 2007.


     -------------------------------------------------------------------------
     Capital
      expenditures              Quarters ended            Six-month periods
     ($ in millions,                June 30                 ended June 30
      ratios in %)           2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
     Wireline segment       308.7    311.4   (0.9)%    579.4    570.4    1.6 %
     Wireless segment       173.1    147.4   17.4 %    284.3    208.9   36.1 %
     -------------------------------------------------------------------------
     TELUS consolidated
      capital expenditures  481.8    458.8    5.0 %    863.7    779.3   10.8 %
     =========================================================================
     Capital expenditure
      intensity ratio(1)     21.6     21.5  0.1 pts     19.5     18.5   1.0 pt
     EBITDA less capital
      expenditures(2)       402.8    438.3   (8.1)%    785.2    980.5  (19.9)%
     EBITDA (as adjusted)
      less capital
      expenditures(2)       404.6    438.3   (7.7)%    960.5    980.5   (2.0)%
     -------------------------------------------------------------------------

     (1) Capital expenditure intensity is measured by dividing capital expenditures by operating revenues. This measure provides a method of comparing the level of capital expenditures to other companies of varying size within the same industry.
     (2) See Section 11.1 EBITDA for the calculation and description.

     -------------------------------------------------------------------------

     TELUS' capital intensity ratio in the second quarter of 2007 was similar to the same period in 2006. For the first six months of 2007, capital expenditures are tracking towards the annual guidance of approximately
$1.75 billion, which implies higher capital intensity. See Section 9: Annual guidance for 2007. TELUS' EBITDA (as adjusted) less capital expenditures decreased primarily because of higher capital expenditures levels in 2007, largely offset by higher EBITDA (as adjusted) for the six month period.

     - Wireline segment capital expenditures decreased by $2.7 million in second quarter of 2007 and increased by $9.0 million in the first six months of 2007 when compared to the same periods in 2006. Expenditures decreased for billing and client care system development in both the second quarter and first six months of 2007 as a result of putting the system into service in March. Up-front capital investment to support new enterprise customers in Central Canada as well as expenditures for network sustainment increased for both the second quarter and first six months of 2007. Wireline capital expenditure intensity levels in 2007 were 25.5% for the second quarter and 23.8% for the first six months of 2007 - similar to 2006. Wireline cash flow (EBITDA less capital expenditures) was $125.2 million and $175.4 million, respectively, in the second quarter and first six months of 2007, or decreases of 13.6% and 50.3%, respectively, from the same periods in 2006. Wireline cash flow based on EBITDA (as adjusted) for the first six months of was $328.5 million in the first six months of 2007, a decrease of 6.9% from the same period in 2006.

     - Wireless segment capital expenditures increased by $25.7 million and $75.4 million, respectively, in the second quarter and first six months of 2007 when compared to the same periods in 2006. The increases were principally related to continued enhancement of digital wireless capacity and coverage, and strategic investments in high-speed EVDO Rev A wireless network technology. Wireless capital expenditure intensity levels in 2007 were 16.4% for the second quarter and 13.8% for the first six months of 2007 as compared to 15.5% and 11.4%, respectively, for the same periods in 2006. Wireless cash flows (EBITDA less capital expenditures) were $277.6 million in the second quarter and $609.8 million for the first six months of 2007 representing declines of 5.4% and 2.9%, respectively. Wireless cash flows based on EBITDA (as adjusted) were $279.4 million in the second quarter, a decrease of 4.8% from the same period in 2006, and was $632.0 million for the first six months of 2007, an increase of 0.7%, from the same period in 2006.

     7.3  Cash used by financing activities


     -------------------------------------------------------------------------
      ($ millions)              Quarters ended            Six-month periods
                                    June 30                 ended June 30
                             2007     2006   Change     2007     2006   Change
     -------------------------------------------------------------------------
                          1,115.9    344.4     n.m.    638.7    711.1  (10.2)%
     -------------------------------------------------------------------------

     Cash used by financing activities increased by $771.5 million in the second quarter of 2007 and decreased by $72.4 million in the first six months of 2007, when compared with the same periods in 2006:

     -   Proceeds from Common Shares and Non-Voting Shares issued were
         $0.2 million in the second quarter of 2007 and $0.6 million for the first six months of 2007, as compared to $12.5 million and $45.7 million, respectively, in the same periods in 2006. The decreases were due to implementation of the net-cash settlement feature for share option awards granted prior to 2005 and the introduction of the net equity settlement feature in May 2006.

     - Cash dividends paid to shareholders were $125.0 million in the second quarter of 2007 and $250.9 million in the first six months of 2007, representing increases of approximately 32% when compared to the same periods in 2006. The increases were due to the higher quarterly dividend paid per share, partly offset by lower average shares outstanding.

     - The Company's renewed NCIB program (Program 3) came into effect on December 20, 2006 and is set to expire on December 19, 2007. At
         June 30, 2007, the Company has purchased 19% of the maximum
         12 million Common shares and 34% of the maximum 12 million Non-Voting Shares under this program. From December 20, 2004 to June 30, 2007, TELUS repurchased approximately 18.7 million Common Shares and
         26.9 million Non-Voting Shares for $2.14 billion under three NCIB programs.

     The following table shows quarterly purchases under NCIB programs for 2007 and 2006.


     Normal course issuer bid programs
     -------------------------------------------------------------------------
                                                          Purchase cost
                           Shares repurchased              ($ millions)
                     --------------------------------- -----------------------
                                                       Charged  Charged
                                                          to      to
                                                        Share  Retained
                       Common    Non-Voting            capital earnings
     By program        Shares      Shares     Total       (1)     (2)    Paid
     --------------- --------------------------------- -----------------------
     2006
      (Program 2)
       First quarter  1,783,300  3,334,500  5,117,800    93.3   138.3   231.6
       Second quarter 2,913,600  2,643,300  5,556,900    93.0   156.4   249.4
     -------------------------------------------------------------------------
       Six months     4,696,900  5,977,800 10,674,700   186.3   294.7   481.0
     =========================================================================
     2007
      (Program 3)
       First quarter  1,975,000  1,530,000  3,505,000    57.8   142.9   200.7
       Second quarter   330,000  2,367,300  2,697,300    55.0   114.5   169.5
     -------------------------------------------------------------------------
       Six months     2,305,000  3,897,300  6,202,300   112.8   257.4   370.2
     =========================================================================

     (1) Represents the book value of shares repurchased
     (2) Represents the cost in excess of the book value of shares repurchased

     -------------------------------------------------------------------------

     - A major debt issue was completed in March 2007 with five-year and 10-year maturities:

         2012 Canadian dollar notes: the Company publicly issued $300 million 4.50%, Series CC, Notes at a price of $999.91 per $1,000.00 of principal.

         2017 Canadian dollar notes: the Company publicly issued $700 million 4.95%, Series CD, Notes at a price of $999.53 per $1,000.00 of principal.

         The notes are redeemable at the option of the Company, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days' prior notice, at a redemption price equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus 15 basis points for the 2012 notes and 24 basis points for the 2017 notes, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

     - On May 15, 2007, TELUS entered into an unsecured commercial paper program, which is backstopped by a portion of its credit facility, enabling it to issue commercial paper up to a maximum aggregate of $800 million (or U.S. dollar equivalent), to be used for general corporate purposes. Commercial paper totaling $663.5 million was outstanding at June 30, 2007.

     - Other debt issues in 2007 were primarily periodic draws on the bank facility, which were subsequently repaid (amounts outstanding:
         March 31 and June 30, 2007 - nil; December 31, 2006 - $120 million).

     - Debt repayments in 2007 included the $1,483.3 million to repay U.S. $1,166.5 million 7.50% Notes that matured on June 1, and $70 million to repay TCI 7.10% Medium-Term Notes that matured in February.

     The following are anticipated requirements to meet long-term debt repayments, including related hedge amounts and calculated upon such long-term debts owing as at June 30, 2007, during each of the five years ending
December 31. Interest obligations are not included.


     Long-term debt maturities
     -------------------------------------------------------------------------
                                                           Deferred
                                                            hedging
                                                          liability,
     ($ millions)                               Principal       net   Total(1)
     -------------------------------------------------------------------------
     2007 (balance of year)                           2.3         -       2.3
     2008                                             5.6         -       5.6
     2009                                             1.5         -       1.5
     2010                                            80.8         -      80.8
     2011                                         2,048.1     903.5   2,951.6
     -------------------------------------------------------------------------

     (1) Where applicable, principal repayments reflect foreign exchange rates at June 30, 2007.

     -------------------------------------------------------------------------


     7.4  Liquidity and capital resource measures

     -------------------------------------------------------------------------
     As at, or 12-month periods ended, June 30       2007      2006    Change
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Components of debt and coverage ratios(1)
      ($ millions)
     -------------------------------------------------------------------------
     Net debt (including securitized accounts
      receivables)                                6,239.7   6,274.6     (34.9)
     Total capitalization - book value           13,002.4  13,139.0    (136.6)

     EBITDA - excluding restructuring costs -
      12-month trailing                           3,507.7   3,418.4      89.3
     Net interest cost - 12-month trailing          495.0     571.0     (76.0)
     -------------------------------------------------------------------------
     Debt ratios
     -------------------------------------------------------------------------
     Fixed-rate debt as a proportion of total
      indebtedness (%)                               81.4      90.8  (9.4)pts
     Average term to maturity of debt (years)         5.7       5.0       0.7

     Net debt to total capitalization (%)(1)         48.0      47.8   0.2 pts
     Net debt to EBITDA - excluding
      restructuring costs(1)                          1.8       1.8         -
     -------------------------------------------------------------------------
     Coverage ratios(1)
     -------------------------------------------------------------------------
     Interest coverage on long-term debt              3.8       2.9       0.9
     EBITDA - excluding restructuring costs
      interest coverage                               7.1       6.0       1.1
     -------------------------------------------------------------------------
     Other measures - 12-month trailing
     -------------------------------------------------------------------------
     Free cash flow ($ millions)(2)               1,387.2   1,506.7    (119.5)
     Dividend payout ratio (%)(1)                      50        46     4 pts
     -------------------------------------------------------------------------

     (1) See Section 11.4 Definition of liquidity and capital resource measures.
     (2) See Section 11.2 Free cash flow for the definition.

     -------------------------------------------------------------------------

     Net debt and total capitalization are calculated on a basis generally consistent with the Company's credit agreements. Net debt excludes accumulated comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar denominated debt. Total capitalization also excludes accumulated other comprehensive income. See
Section 11.4.
     Total capitalization decreased because of lower net debt and share capital, partly offset by higher retained earnings. Changes in Net debt and 12- month trailing EBITDA did not have a significant impact on the net debt to EBITDA ratio at June 30, 2007 when compared to one year earlier. The average term to maturity of debt of 5.7 years at June 30, 2007 represents an increase from 4.5 years at December 31, 2006 due to repayment of maturing notes on June 1 net of the March debt issue and May commercial paper issue. The proportion of debt on a fixed-rate basis decreased with the issue of commercial paper.
     Interest coverage on long-term debt improved by 0.4 because of lower interest expenses, and improved by 0.5 because of increased income before taxes and interest expense. The EBITDA interest coverage ratio improved by 0.9 due to lower net interest cost and improved by 0.2 due to higher EBITDA - excluding restructuring costs. The decrease in 12-month trailing free cash flow resulted from higher capital expenditures and lower recoveries of income tax and related interest, net of improved EBITDA before share-based compensation and lower interest paid. The dividend payout ratio based on actual earnings at June 30, 2007 was at the midpoint of the target guideline (45 to 55% for sustainable net earnings). The dividend payout ratio was 48% when the impacts of tax-related adjustments and the charge for introducing the net cash feature are excluded from earnings.
     The Company's strategy is to maintain the financial policies and guidelines set out below. The Company believes that these measures are currently at the optimal level and provide access to capital at a reasonable cost by maintaining credit ratings in the range of BBB+ to A-, or the equivalent.
     TELUS' long-term financial policies and guidelines are:

     -   Net debt to total capitalization of 45 to 50%;
     -   Net debt to EBITDA of 1.5 to 2.0 times; and
     -   Dividend payout ratio of 45 to 55% of sustainable net earnings.

     7.5  Credit facilities

     On March 2, 2007, TELUS closed a new five-year $2 billion credit facility with a syndicate of 18 financial institutions. The new facility replaced
$1.6 billion of existing credit facilities, of which $800 million would have expired in 2008 and $800 million would have expired in 2010. The new facility may be used for general corporate purposes including the backstop of commercial paper. The new facility has no substantial changes in terms and conditions other than reduced pricing and extended term, which reflects favourable market conditions and TELUS' financial position. Notably, the May 2012 maturity date of the new credit facility extends beyond the maturity date of TELUS' June 2011 Notes.
     TELUS had available liquidity from unutilized credit facilities of approximately $1.3 billion at June 30, 2007, consistent with the Company's objective of maintaining at least $1 billion of unutilized liquidity.


     TELUS Credit Facilities at June 30, 2007
     -------------------------------------------------------------------------
                                               Outstanding  Backstop
                                                 undrawn      for
                                                 letters  commercial
     ($ in                                          of       paper   Available
     millions)      Expiry     Size      Drawn    credit    program  liquidity
     -------------------------------------------------------------------------
     Five-year
      revolving      May 1,
      facility(1)     2012    2,000.0         -    (103.7)   (663.5)  1,232.8
     Other bank
      facilities         -       77.3         -      (2.9)        -      74.4
     -------------------------------------------------------------------------
     Total               -    2,077.3         -    (106.6)   (663.5)  1,307.2
     =========================================================================

     (1) Canadian dollars or U.S. dollar equivalent.

     -------------------------------------------------------------------------

     TELUS' revolving credit facility contains customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (debt to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 1.8:1 at June 30,
2007) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense on a trailing 12-month basis) to be less than 2.0:1 (approximately 7.1:1 at June 30, 2007) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. Historically, the calculations have not been materially different. The covenants are not impacted by revaluation of capital assets, intangible assets and goodwill for accounting purposes. Continued access to TELUS' credit facility is not contingent on the maintenance by TELUS of a specific credit rating.

     7.6  Accounts receivable sale

     On July 26, 2002, TCI, a wholly owned subsidiary of TELUS, entered into an agreement, which was amended September 30, 2002, and March 1, 2006, and November 30, 2006, with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million. As a result of selling the interest in certain of the trade receivables on a fully serviced basis, a servicing liability is recognized on the date of sale and is, in turn, amortized to earnings over the expected life of the trade receivables. This revolving-period securitization agreement had an initial term ending July 18, 2007; the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.
     TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service (DBRS) or the securitization trust may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of August 1, 2007. The balance of proceeds from securitized receivables increased from $150 million at March 31, 2007 to $550 million at May 31, 2007 and subsequently decreased to $500.0 million at June 30, 2007, with the closing balance equal to the balance at December 31, 2006. The balance of proceeds from securitized receivables on June 30, 2006 was $535 million.

     7.7  Credit ratings

     On February 26, 2007, Moody's Investors Services upgraded its rating for TELUS by one level to Baa1 (equivalent to BBB+) and assigned an outlook of stable. On March 5, 2007, DBRS upgraded the rating of TELUS notes to A (low) from BBB (high) and confirmed its A (low) ratings for TCI, all with a stable trend. In addition, DBRS confirmed its preliminary rating of R-1 (low) for TELUS' commercial paper program.
     On June 21, 2007, TELUS announced that it was in non-exclusive discussions to acquire BCE. This was followed by a second announcement by TELUS on June 26 that inadequacies in BCE's bid process did not make it possible for TELUS to submit an offer as part of the strategic review process announced by BCE. After the June 21 announcement, DBRS placed the credit ratings for TELUS Corporation and TCI "under review with developing implications". Similarly, Moody's affirmed its Baa1 rating for TELUS and changed its outlook to "developing" and Standard and Poors (S&P) placed the credit ratings of TELUS Corporation and TCI on "credit watch with negative implications." As of August 1, these three credit rating agencies have not removed their qualifications.


     -------------------------------------------------------------------------
     Credit rating summary              DBRS(1)   S&P(2)   Moody's(3) Fitch(4)
     -------------------------------------------------------------------------
     TELUS Corporation
       Senior bank debt                 -         -         -         BBB+
       Notes                            A (low)   BBB+      Baa1      BBB+
       Commercial paper                 R-1 (low) -         -         -

     TELUS Communications Inc.
       Debentures                       A (low)   BBB+      -         BBB+
       Medium-term notes                A (low)   BBB+      -         BBB+
       First mortgage bonds             A (low)   A-        -         -
     -------------------------------------------------------------------------

     (1) Under review with developing implications.
     (2) Credit watch with negative implications.
     (3) Outlook developing.
     (4) Outlook stable.

     -------------------------------------------------------------------------

     7.8  Financial instruments; Commitments and contingent liabilities

          Financial instruments (Note 4 of the interim Consolidated financial statements)

     The Company's financial instruments consist of cash and temporary investments, accounts receivable, investments accounted for using the cost method, accounts payable, restructuring accounts payable, short-term obligations, long-term debt, interest rate swap agreements, share-based compensation cost hedges, as further discussed in Note 10(b)-(c) of the interim Consolidated financial statements, and foreign exchange hedges.
     Fair value: The carrying value of cash and temporary investments, accounts receivable, accounts payable, restructuring accounts payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments. The carrying values of the Company's investments accounted for using the cost method would not exceed their fair values.
     The carrying value of short-term investments equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices.
     The fair values of the Company's long-term debt are estimated based on quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same maturity as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities. The fair values of the Company's derivative financial instruments used to manage exposure to interest rate and currency risks are estimated similarly.
     The fair values of the Company's derivative financial instruments used to manage exposure to increases in compensation costs arising from certain forms of share-based compensation are estimated based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions.
     The effect of the adoption of comprehensive income on the Company's derivatives was to record them at their fair values rather than at their carrying amounts. The primary change was in derivatives classified as held for hedging and used to manage interest rate and currency risks associated with U.S. dollar denominated debt, as shown in the table below.


     As at ($ millions)                                  June 30, 2007
     -------------------------------------------------------------------------
                                        Hedging
                                         item
                                        maximum
                                       maturity   Notional  Carrying    Fair
                                         date      amount    amount    value
     -------------------------------------------------------------------------
     Liabilities
     Long-term debt
       Principal                                            4,806.9   5,154.4
       Derivatives(1) classified as
        held for hedging and used to
        manage interest rate and
        currency risks associated with
        U.S. Dollar denominated debt
         - Derivative asset                2007         -         -
         - Derivative liability
           - Current                       2007         -         -
           - Non-current                   2011   2,950.5   1,081.8
                                                            1,081.8
         - Interest payable                                     7.3
         Net                                                1,089.1   1,089.1
       Derivatives(1) used to manage
        interest rate risk associated
        with planned refinancing of
        debt maturing June 1, 2007         2007  $      -         -         -
     -------------------------------------------------------------------------
                                                            5,896.0   6,243.5
     =========================================================================

                                                       December 31, 2006
     -------------------------------------------------------------------------
                                        Hedging
                                         item
                                        maximum
                                       maturity   Notional  Carrying    Fair
                                         date      amount    amount    value
     -------------------------------------------------------------------------
     Liabilities
     Long-term debt
       Principal                                            4,908.2   5,535.9
       Derivatives(1) classified as
        held for hedging and used to
        manage interest rate and
        currency risks associated with
        U.S. Dollar denominated debt
         - Derivative asset                2007     809.9     (40.4)
         - Derivative liability
           - Current                       2007     673.4     165.8
           - Non-current                   2011   2,950.5     710.3
                                                              835.7
         - Interest payable                                     6.3
         Net                                                  842.0   1,090.6
       Derivatives(1) used to manage
        interest rate risk associated
        with planned refinancing of
        debt maturing June 1, 2007         2007     500.0         -       6.5
     -------------------------------------------------------------------------
                                                            5,750.2   6,633.0
     =========================================================================

     (1) Designated as cash flow hedging items.

     -------------------------------------------------------------------------

          Commitments and contingent liabilities (Note 17 of the interim Consolidated financial statements)

     The Company's commitments and contingent liabilities have not changed significantly in the six-month period ended June 30, 2007. Changes to maturities of long-term debt as a result of financing activities in the first six months of 2007 were described in Section 7.3 above.
     On July 6, 2007, the CRTC issued Decision Telecom 2007-50, Use of deferral account to expand broadband services to certain rural and remote communities. In this decision, the CRTC approved the use of the deferral account for the purpose of expanding broadband services in a limited number of communities in British Columbia and Quebec. The Company is currently reviewing the implications of this decision in conjunction with its previously filed submission for use of the deferral account funds and, as directed by the CRTC, will file an update to the previously filed submission in September 2007.
     A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's Consolidated financial position, excepting the items enumerated in
Note 17(c) of the interim Consolidated financial statements.

     7.9  Outstanding share information

     The following is a summary of the outstanding shares for each class of equity at June 30, 2007 and at July 13, 2007. In addition, for July 13, 2007, the total number of outstanding and issuable shares is presented assuming full conversion of outstanding options as well as options not yet granted, but for which shares have been reserved.


     -------------------------------------------------------------------------
     Class of equity security                      Common  Non-Voting   Total
     (millions of shares)                          Shares    Shares    shares
     -------------------------------------------------------------------------
     Common equity
       Outstanding shares at June 30 and
        July 13, 2007                               176.4     155.3   331.7(1)
       Options outstanding and issuable(2)(3)
        at July 13, 2007                              0.5      16.3      16.8
     -------------------------------------------------------------------------
       Outstanding and issuable shares at
        July 13, 2007                               176.9     171.6     348.5
     =========================================================================

     (1) For the purposes of calculating diluted earnings per share, the number of shares for the second quarter of 2007 was 336.9.
     (2) Assuming full conversion and ignoring exercise prices.
     (3) Not reduced for any options that may have been forfeited or expired in the period July 1 to July 13, 2007.

     -------------------------------------------------------------------------

     8.   Critical accounting estimates and accounting policy developments

     8.1  Critical accounting estimates

     TELUS' critical accounting estimates are described Section 8.1 of its 2006 Management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     8.2 Accounting policy developments (Note 2 of the interim Consolidated financial statements)

     The interim Consolidated financial statements follow the same accounting policies and methods of their application as set out in Note 1 of TELUS' 2006 Consolidated financial statements for the year ended December 31, 2006, other than as set out below, including that certain of the comparative amounts have been reclassified to conform with the presentation adopted currently.

          Convergence with International Financial Reporting Standards

     In 2006, Canada's Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by public companies, being converged with International Financial Reporting Standards over a transitional period currently expected to be complete by 2011. The precise timing of convergence will depend on an Accounting Standards Board progress review to be undertaken and released by March 31, 2008.
     Canadian GAAP will be converged with International Financial Reporting Standards through a combination of two methods: as current joint-convergence projects of the United States' Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada's Accounting Standards Board and may be introduced in Canada before the complete changeover to International Financial Reporting Standards; and standards not subject to a joint-convergence project will be exposed in an omnibus manner.
     As this convergence initiative is very much in its infancy, it would be premature to currently assess the impact of the initiative, if any, on the Company.

          Comprehensive income; recognition and measurement of financial instruments

     Commencing with the Company's 2007 fiscal year, the recommendations of the Canadian Institute of Chartered Accountants (CICA) for accounting for comprehensive income (CICA Handbook Section 1530), for the recognition and measurement of financial instruments (CICA Handbook Section 3855) and for hedges (CICA Handbook Section 3865) apply to the Company. Currently, the concept of comprehensive income for purposes of Canadian GAAP, in the Company's specific instance, is to include changes in shareholders' equity arising from unrealized changes in the values of financial instruments. The implementation and the application of Handbook Sections 1530, 3855 and 3865 were described in the Company's 2007 first quarter Management's discussion and analysis. See Note 2(b) of the interim Consolidated financial statements.

          Income taxes arising from partnership income

     In mid-2006, Canada's Accounting Standards Board's Emerging Issues Committee issued a Draft Abstract (D59) regarding the accounting for income taxes related to entities that consolidate partnership interests that have a different year end than the consolidating entity. The Company has applied the guidance therein contained through its 2006 year-end. In March 2007, the Emerging Issues Committee issued a revised Draft Abstract (RD59) which changed the approach to determination of the classification of future income taxes between current and non-current. In May 2007, the Emerging Issues Committee removed this issue from its agenda.
     Given the absence of specific guidance on the issue, the Company has adopted the policy of accounting for the current portion of the future income tax liability for partnerships to include the tax effect of differences between the accounting and tax bases of current assets and current liabilities and the tax on partnership income to be allocated during the next twelve months. The Company has retrospectively applied this policy, which has, in the Company's specific current instance, the net effect of increasing the current portion of future income tax liabilities. The consolidated balance sheet reclassification is as set out in Note 2(c) of the interim Consolidated financial statements.

          Financial instruments - disclosure and presentation

     Commencing with the Company's 2008 fiscal year, the new recommendations of the CICA for financial instrument disclosures and presentation (CICA Handbook Section 3862) will apply to the Company. The new recommendations will result in incremental disclosures, relative to those currently, with an emphasis on risks associated with both recognized and unrecognized financial instruments to which an entity is exposed during the period and at the balance sheet date, and how an entity manages those risks. The Company is assessing how it will be affected by these new recommendations.

     9.   Annual guidance for 2007

     The following discussion is qualified in its entirety by the Caution regarding forward-looking statements at the beginning of Management's discussion and analysis. It is also qualified by Section 10: Risks and risk management of TELUS' 2006 annual and 2007 first quarter Management's discussion and analyses, as well as this report.
     The Company has revised its annual guidance for high-speed Internet net additions as a result of competitive activity and temporarily reduced order processing capability resulting from the billing and client care system conversion. See Section 10.3 Process Risks.

                                             Previous guidance
                           Revised guidance    and original         Change
                               for 2007      targets for 2007
     -------------------------------------------------------------------------
     Consolidated
       Revenues                $9.175 to         $9.175 to
                            $9.275 billion    $9.275 billion       no change

       EBITDA(1)               $3.725 to         $3.725 to
        (as adjusted)(2)    $3.825 billion    $3.825 billion       no change

       Earnings per share
        - basic
         (as adjusted)(3)   $3.25 to $3.45    $3.25 to $3.45       no change

       Capital expenditures     Approx.            Approx.
                             $1.75 billion     $1.75 billion       no change
     -------------------------------------------------------------------------
     Wireline segment
       Revenue (external)      $4.85 to          $4.85 to
                             $4.9 billion      $4.9 billion        no change

       EBITDA                  $1.775 to         $1.775 to
        (as adjusted)(2)    $1.825 billion    $1.825 billion       no change

       Capital expenditures     Approx.           Approx.
                             $1.2 billion      $1.2 billion        no change

       High-speed Internet     More than         More than       Approximately
        net additions           125,000           135,000        10,000 fewer
     -------------------------------------------------------------------------
     Wireless segment
       Revenue (external)      $4.325 to         $4.325 to
                            $4.375 billion    $4.375 billion       no change

       EBITDA                  $1.95 to          $1.95 to
        (as adjusted)(2)     $2.0 billion      $2.0 billion        no change

       Capital expenditures     Approx.           Approx.
                             $550 million      $550 million        no change

       Wireless subscriber     More than         More than
        net additions           550,000           550,000          no change
     -------------------------------------------------------------------------

     (1) See Section 11.1 Earnings before interest taxes depreciation and amortization (EBITDA) for the definition.
     (2) Excluding a cash-settled share option expense of approximately
         $180 million in 2007 for introducing the net-cash settlement feature, of which, approximately $155 million is in wireline and approximately $25 million is in wireless.
     (3) Excluding an after-tax charge per share of approximately $0.33 for introducing the net-cash settlement feature.

     -------------------------------------------------------------------------

     The following key assumptions were made at the time the original targets for 2007 were announced in December 2006. Management believes the assumptions remain reasonable.

     -------------------------------------------------------------------------
     Key assumption for 2007 targets   Actual result for the year to-date
     -------------------------------------------------------------------------
     Canadian real GDP growth of 2.7%  The Conference Board of Canada recently
      (revised to 2.5%)                 issued a revised estimate of 2.5% for
                                        2007 and 3.2% for 2008.

     Increased wireline competition    Cable-TV competitors have begun to
      in both business and consumer     market VoIP services to home office
      markets, particularly from        type business in some communities, and
      cable-TV and VoIP companies       have increased promotion of lower-
                                        price "light" services to residential
                                        households

     Forbearance for local retail      Assumption unchanged. TELUS has filed
      wireline services in major        forbearance applications following the
      urban markets by the second       first quarter Federal Cabinet
      half of 2007                      Order-in-Council that simplified the
                                        conditions for regulatory forbearance.
                                        On July 25, the CRTC granted TELUS
                                        local forbearance in Fort McMurray
                                        with additional rulings expected by
                                        early August. See Section 10.1
                                        Regulatory

     No further price cap mandated     The CRTC's decision on the parameters
      consumer price reductions         for the next price cap period was
                                        announced on April 30, 2007 confirming
                                        this assumption.

     Canadian wireless industry        TELUS' gross additions and net
      market penetration gain of        additions in the first half of 2007
      4.5 to five percentage points     were consistent with this assumption

     TELUS would record approximately  Restructuring costs are currently not
      $50 million of restructuring      expected to exceed $35 million in 2007
      expenses

     TELUS' statutory income tax       Assumptions unchanged. See Section 5:
      rate is expected to be 33 to      Consolidated results from operations -
      34% with minimal cash tax         Income taxes
      payments in 2007

     A discount rate of 5.0% and       Assumptions unchanged
      expected long-term average
      return of 7.25% for pension
      accounting

     Average TELUS shares              Average shares outstanding were
      outstanding of 330 to             335.3 million in the first half of
      335 million shares for the        2007, a decrease of about 3% from the
      full year                         same period in 2006 and within the
                                        range of the 2.5 to 4% reduction
                                        implied by the key assumption for the
                                        full year
     -------------------------------------------------------------------------

     TELUS continues to have long-term policy guidelines for Net debt to total capitalization, Net debt to EBITDA and dividend payout, described in Section
7.4. The 2007 annual guidance is in compliance with these policy guidelines.

     10.  Risks and risk management

     The following are significant updates to the risks described in Section 10 of TELUS' 2006 annual and 2007 first quarter Management's discussions and analyses.

     10.1 Regulatory

     The outcome of any existing or future regulatory reviews, proceedings, court appeals, Federal Cabinet appeals or other regulatory developments could have a material impact on TELUS' operating procedures, costs and revenues.

          Local forbearance

     On July 25, in Telecom Decision 2007-58, the CRTC granted forbearance for local residential services in Fort McMurray, Alberta. The CRTC had granted conditional forbearance for Fort McMurray, Alberta in March 2007 subject to achievement of certain competitor quality-of-service standards, which were met, on average, for the six-month period from December 2006 to May 2007. Forbearance decisions are expected for Victoria, Vancouver, Calgary and Edmonton by early August and for Rimouski later this year. TELUS has also applied for deregulation of regulated business phone services in phone exchanges covering 78 per cent of business lines in B.C. and Alberta, and 52 per cent in eastern Quebec.There can be no assurance that forbearance will be granted for any or all of the outstanding applications.

          Price cap regulation

     The CRTC issued Telecom Decision 2007-27 on April 30, 2007, setting the parameters for the price cap regulation effective June 1, 2007. The decision created a uniform price cap regime for TELUS across its incumbent territories in B.C., Alberta and Eastern Quebec and eliminated the deferral account on a go-forward basis. Constraints were removed for upward pricing of optional residential services, features and bundles. Flexibility was granted to increase basic residential services in rural high cost serving areas by the lesser of the annual inflation rate and five per cent with a corresponding reduction to the contribution subsidy paid and received. Flexibility to increase business rates was maintained at the overall annual inflation rate, with a maximum increase of 10% for individual rates. In addition, local payphone calls may be increased to a maximum of 50 cents per cash call ($1 per non-cash call) and rates remain frozen at existing levels for public safety and social services such as 911 and message relay service. Competitor services were largely unchanged by the price cap decision.

          Essential services

     In Telecom Decision 2007-46, the CRTC ruled that ILECs should not be required to implement Ethernet and high-speed Internet (ADSL) orders concerning competitor services until the CRTC issues a decision on review and vary applications filed by TELUS and certain other ILECs - such decision expected by the end of August 2007. In the essential services proceeding currently under way (Public Notice 2006-14), TELUS continues to argue that ADSL and Ethernet are not essential services and should not be unbundled.

          Quality-of-service rebate program - CRTC decisions on TELUS' exclusion applications

     In May, the CRTC released decisions on two of TELUS' exclusion applications for retail quality-of-service rate rebates. Decision 2007-29 addressed three adverse events from mid-July 2003 to December 2003: forest fires in the Interior of B.C. and South-western Alberta, a cable-cut in Vancouver and floods in the Lower Mainland of B.C. The CRTC granted that three retail quality-of-service measures could be excluded during these adverse event periods. The CRTC also directed TELUS to adjust three other quality-of-service measures to an average level measured in the six-month period preceding the adverse events and to implement applicable customer credits for the July 2002 to December 2003 rate adjustment period. In Decision 2007-30, the CRTC granted TELUS' exclusion application for severe flooding in Southern Alberta in June 2005, directing that TELUS exclude three retail quality-of-service measures for the months of June and July, similar to the February Decision 2007-14 for TELUS' exclusion application for competitor quality-of-service measures.
     In June, the CRTC granted relief from the competitor quality-of-service rate rebate program from November 2006 to January 2007 for the Lower Mainland of B.C. during a series of severe storms. In addition, under Telecom Decision CRTC 2007-40, the CRTC made provision such that TELUS can substitute the competitor quality-of-service results for the excluded periods with results from adjacent periods as part of applicable forbearance applications.
     In July, the CRTC acknowledged in Telecom Decisions 2007-52 and 2007-55 that the 2005 labour disruption qualified as an adverse event. The first of these two decisions granted relief from four of seven competitor quality-of-service indicators for the period of the actual disruption as well as the time required to return to normal operations (July 2005 through February 2006 inclusive). The second decision granted relief for all six retail quality-of-service indicators for applicable period between July 2005 through February 2006.
     TELUS has one remaining exclusion application before the CRTC for retail quality-of-service programs concerning the series of severe storms in the Lower Mainland of B.C. from November 2006 to January 2007. If the CRTC grants relief from the remaining outstanding exclusion application or future adverse events, any mandated quality-of-service rate rebates in the future would be reduced; however, there can be no assurance that relief will be granted.

          Wireless number portability (WNP)

     Phase one of WNP (sometimes referred to as local number portability, or LNP) was implemented successfully on March 14, 2007 in the majority of populated centres in Canada by Canadian wireless carriers, including TELUS. Implementation of WNP in remaining areas is mandated for September 2007. Experience from one full-quarter of WNP, indicates that it is a net contributor to increased subscriber loading for TELUS with inbound porting exceeding outbound porting, but WNP has also contributed to increased wireless customer retention costs (8.2% of network revenue in the second quarter of 2007 compared to 6.2% of network revenue in the same period in 2006) and increased subscriber churn (1.45% in the second quarter of 2007 compared to 1.30% in the same period in 2006). Subscriber churn and retention spending may be permanently higher in the future.
     WNP could also lead to an increase in migration of network access lines to wireless services, as well as present opportunities to TELUS to market more effectively in the business/enterprise market in Central Canada where TELUS has a lower market share than its competitors. There can be no assurance that this will be the case.

          Foreign-ownership restrictions

     TELUS and its subsidiaries are subject to the foreign ownership restrictions imposed by the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act. In July 2007, the Minister of Industry and the Minister of Finance announced the creation of a Competition Review Panel to review Canadian competition and investment legislation: the Competition Act and the Investment Canada Act. As the Panel will report to the Minister of Industry by June 30, 2008, it is expected that any subsequent legislation changes would not be effective until late-2008 or 2009. TELUS has supported the relaxation of foreign ownership restrictions in the past, but believes that any such relaxation must be on an equal basis for broadcasting and telecommunications companies.

     10.2 Human resources

          Collective bargaining at TELUS Quebec

     Two collective agreements between TELUS Quebec and the Syndicat des agents de maitrise de TELUS covering professional and supervisory team members in Quebec expired on March 31, 2007. The parties continue to negotiate to achieve a new collective agreement.

     10.3 Process risks

          TELUS systems and processes could negatively impact financial results and customer service - Billing/revenue assurance and efficiency programs

     TELUS successfully converted all of its wireline consumer customers in Alberta to a new integrated billing and client care system in late-March 2007. The new system includes re-engineered processes for order entry, pre-qualification, service fulfillment and assurance, customer care, collections/credit, customer contract and information management. During the second quarter of 2007, initial system difficulties were experienced that reduced order processing capability, which caused increased installation backlogs and higher costs such as extra call centre resources in order to maintain service levels. The critical billing function performed as expected and call centre operations are expected to return to normal levels in future. There can be no assurance that this undertaking will not negatively impact, on an extended basis, TELUS' customer service levels, competitive position and financial results.
     Additional phases of development and conversion are planned over the next several years including a similar system conversion for B.C. consumers planned for the first half of 2008. There is no assurance that the B.C. conversion will be as successful as the Alberta conversion. This customer-focused project required extensive system development and, in itself, presents future implementation risks due to the complexity of the implementation task and resource constraints, as well as reliance on newly developed third party software code. Significant time delays in implementing new phases of this system, or system instability, could negatively impact TELUS' competitive ability to quickly and effectively launch new products, services and promotions; achieve and maintain a competitive cost structure; and deliver better information and analytics to management.

     11. Reconciliation of non-GAAP measures and definition of key operating indicators

     11.1 Earnings before interest taxes depreciation and amortization
          (EBITDA)

     TELUS has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units, segments and the Company. EBITDA is also utilized in measuring compliance with debt covenants - see Section 11.4 EBITDA excluding restructuring costs. EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt, and as a valuation metric. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost.
     EBITDA is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to Operating income or Net income in measuring the Company's performance, nor should it be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.
     The following is a reconciliation of EBITDA with Net income and Operating income. EBITDA (as adjusted) excludes a non-cash charge for introducing a net-cash settlement feature for share option awards granted prior to January 1, 2005. EBITDA (as adjusted) is regularly reported to the chief operating decision-maker and corresponds to the definition used in setting TELUS' 2007 EBITDA targets and revised guidance (see Section 9).


     -------------------------------------------------------------------------
                                              Quarters       Six-month periods
                                            ended June 30       ended June 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     Net income                           253.1     356.6     447.9     566.7
       Other expense (income)              18.5       9.6      22.3      13.9
       Financing costs                    127.2     127.5     244.8     254.5
       Income taxes                        93.7      18.7     173.0     134.8
       Non-controlling interest             1.3       2.6       2.8       4.7
     -------------------------------------------------------------------------
     Operating income                     493.8     515.0     890.8     974.6
       Depreciation                       318.3     335.2     636.0     674.4
       Amortization of intangible assets   72.5      46.9     122.1     110.8
     -------------------------------------------------------------------------
     EBITDA                               884.6     897.1   1,648.9   1,759.8
     Add back: Non-cash charge in 2007
      for introducing a net-cash
      settlement feature for options
      granted prior to 2005                 1.8         -     175.3         -
     -------------------------------------------------------------------------
     EBITDA (as adjusted)                 886.4     897.1   1,824.2   1,759.8
     =========================================================================

     In addition to EBITDA, TELUS calculates EBITDA less capital expenditures as a simple proxy for cash flow in its two reportable segments. EBITDA less capital expenditures may be used for comparison to the reported results for other telecommunications companies over time and is subject to the potential comparability issues of EBITDA described above.


     -------------------------------------------------------------------------
                                              Quarters       Six-month periods
                                            ended June 30       ended June 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     EBITDA                               884.6     897.1   1,648.9   1,759.8
     Capital expenditures (Capex)        (481.8)   (458.8)   (863.7)   (779.3)
     -------------------------------------------------------------------------
     EBITDA less capital expenditures     402.8     438.3     785.2     980.5
     Add back: Non-cash charge in 2007
      for introducing a net-cash
      settlement feature for options
      granted prior to 2005                 1.8         -     175.3         -
     -------------------------------------------------------------------------
     EBITDA (as adjusted) less capital
      expenditures                        404.6     438.3     960.5     980.5
     =========================================================================

     11.2 Free cash flow

     The Company reports free cash flow because it is a key measure used by management to evaluate its performance. Free cash flow excludes certain working capital changes and other sources and uses of cash, which are disclosed in the Consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered an alternative to the Consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that free cash flow as reported by TELUS may not be comparable in all instances to free cash flow as reported by other companies. While the closest GAAP measure is Cash provided by operating activities less Cash used by investing activities, free cash flow is considered relevant because it provides an indication of how much cash generated by operations is available after capital expenditures, but before proceeds from divested assets, and changes in certain working capital items (such as trade receivables, which can be significantly distorted by securitization changes that do not reflect operating results, and trade payables).
     The following reconciles free cash flow with Cash provided by operating activities less Cash used by investing activities:


     -------------------------------------------------------------------------
                                              Quarters       Six-month periods
                                            ended June 30       ended June 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                        1,061.9     813.0   1,522.5   1,486.1
     Cash (used) by investing
      activities                         (477.8)   (486.1)   (870.1)   (802.2)
     -------------------------------------------------------------------------
                                          584.1     326.9     652.4     683.9

     Net employee defined benefit
      plans expense                        21.0       1.3      45.0       2.9
     Employer contributions to employee
      defined benefit plans                14.7      45.0      48.6      75.5
     Amortization of deferred gains on
      sale-leaseback of buildings,
      amortization of deferred charges
      and other, net                       (4.3)      7.3       4.8      (8.6)
     Reduction (increase) in
      securitized accounts receivable    (350.0)   (135.0)        -     (35.0)
     Non-cash working capital changes
      except changes in taxes, interest,
      and securitized accounts
      receivable, and other               (99.8)    (81.8)   (114.7)     85.0
     Acquisition                              -      19.5         -      19.5
     Proceeds from the sale of property
      and other assets                     (1.3)     (0.6)     (1.3)     (8.0)
     Other investing activities            (2.7)      8.4       7.7      11.4
     -------------------------------------------------------------------------
     Free cash flow                       161.7     191.0     642.5     826.6
     =========================================================================

     The following shows management's calculation of free cash flow.


     -------------------------------------------------------------------------
                                              Quarters       Six-month periods
                                            ended June 30       ended June 30
     ($ millions)                          2007      2006      2007      2006
     -------------------------------------------------------------------------
     EBITDA                               884.6     897.1   1,648.9   1,759.8

     Restructuring costs net of
      cash payments                        (7.3)     19.0     (24.3)      3.4
     Share-based compensation              (8.9)     12.7     129.7      21.1
     Donations and securitization fees
      included in Other expense            (9.1)     (7.6)    (18.4)    (12.1)
     Cash interest paid                  (218.5)   (271.5)   (242.1)   (284.6)
     Cash interest received                 5.6       0.8       7.5      23.3
     Income taxes received (paid), less
      investment tax credits received
      that were previously recognized
      in either EBITDA or capital
      expenditures, and other              (2.9)     (0.7)      4.9      95.0
     Capital expenditures                (481.8)   (458.8)   (863.7)   (779.3)
     -------------------------------------------------------------------------
     Free cash flow                       161.7     191.0     642.5     826.6
     =========================================================================

     11.3 Definition of key operating indicators

     These measures are industry metrics and are useful in assessing the operating performance of a wireless company.

     Average revenue per subscriber unit per month (ARPU) is calculated as Network revenue divided by the average number of subscriber units on the network during the period and expressed as a rate per month. Data ARPU is a component of ARPU, calculated on the same basis for revenues derived from services such as text messaging, mobile computing, personal digital assistance devices, Internet browser activity and pay-per-use downloads.

     Churn per month is calculated as the number of subscriber units disconnected during a given period divided by the average number of subscriber units on the network during the period, and expressed as a rate per month. A prepaid subscriber is disconnected when the subscriber has no usage for 90 days following expiry of the prepaid card.

     Cost of acquisition (COA) consists of the total of handset subsidies, commissions, and advertising and promotion expenses related to the initial subscriber acquisition during a given period. As defined, COA excludes costs to retain existing subscribers (retention spend).

     COA per gross subscriber addition is calculated as cost of acquisition divided by gross subscriber activations during the period.

     COA per gross subscriber addition to lifetime revenue is calculated as cost of acquisition for new subscribers divided by expected lifetime revenue of the subscriber base, expressed as a percentage.

     EBITDA excluding COA is a measure of operational profitability normalized for the period costs of adding new customers. COA was $150.4 million and $279.9 million, respectively, for the second quarter and first six months of 2007 as compared to $120.9 million and $238.8 million, respectively, for the same periods in 2006.

     Lifetime revenue per subscriber is calculated as ARPU divided by the churn per month. The metric provides a means of estimating the average total revenue expected from existing subscribers.

     Retention spend to Network revenue represents direct costs associated with marketing and promotional efforts aimed at the retention of the existing subscriber base divided by Network revenue.

     11.4 Definition of liquidity and capital resource measures

     Dividend payout ratio is defined as the most recent quarterly dividend declared per share multiplied by four and divided by basic earnings per share for the 12-month trailing period. The target guideline for the annual dividend payout ratio on a prospective basis, rather than on a trailing basis, is 45 to 55% of sustainable net earnings.

     EBITDA - excluding restructuring costs is used in the calculation of Net debt to EBITDA and EBITDA interest coverage, consistent with the calculation of the Leverage Ratio and the Coverage Ratio in credit facility covenants. Restructuring costs were $28.3 million and $84.5 million, respectively, for the twelve-month periods ended June 30, 2007 and 2006.

     EBITDA - excluding restructuring costs interest coverage is defined as EBITDA excluding restructuring costs divided by Net interest cost. Historically, this measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.

     Interest coverage on long-term debt is calculated on a 12-month trailing basis as Net income before interest expense on long-term debt and income tax expense divided by interest expense on long-term debt. Interest expense on long-term debt for the 12-month trailing period ending June 30, 2006 includes losses on redemption of long-term debt. The 12-month periods ended June 30, 2007 and 2006 also include accruals for estimated costs to settle a lawsuit.

     Net debt is a non-GAAP measure whose nearest GAAP measure is the sum of Long-term debt and Current maturities of long-term debt, as reconciled below. Net debt is one component of a ratio used to determine compliance with debt covenants (refer to the description of Net debt to EBITDA below).


     -------------------------------------------------------------------------
                                                    As at     As at     As at
                                                  June 30,  Dec. 31,  June 30,
     ($ millions)                                    2007      2006      2006
     -------------------------------------------------------------------------
     Long-term debt including current portion     4,806.9   4,908.2   4,708.3
     Debt issuance costs netted against
      long-term debt                                 32.5      19.9      22.2
     Deferred hedging liability, net              1,081.8     838.5     990.5
     Accumulated other comprehensive income
      amounts arising from financial instruments
      used to manage interest rate and currency
      risks associated with U.S. Dollar
      denominated debt                             (179.3)        -         -
     -------------------------------------------------------------------------
     Debt                                         5,741.9   5,766.6   5,721.0
     Deduct Cash and temporary investments           (2.2)     11.5      18.6
     Add proceeds from securitized accounts
      receivable                                    500.0     500.0     535.0

     Net debt                                     6,239.7   6,278.1   6,274.6
     =========================================================================

     The deferred hedging liability in the table above relates to cross currency interest rate swaps that effectively convert principal repayments and interest obligations to Canadian dollar obligations, which at June 30, 2007, is in respect of the U.S. $1,925.0 million debenture maturing June 1, 2011. At December 31, 2006 and June 30, 2006, the deferred hedging liability was in respect of the 2011 debenture and the U.S. $1,166.5 million debenture that matured June 1, 2007. Management believes that Net debt is a useful measure because it incorporates the exchange rate impact of cross currency swaps put into place that fix the value of U.S. dollar-denominated debt, and because it represents the amount of long-term debt obligations that are not covered by available cash and temporary investments.

     Net debt to EBITDA - excluding restructuring costs is defined as Net debt as at the end of the period divided by the 12-month trailing EBITDA excluding restructuring costs. TELUS' guideline range for Net debt to EBITDA is from 1.5 to 2.0 times. Historically, Net debt to EBITDA - excluding restructuring costs is substantially the same as the Leverage Ratio covenant in TELUS' new credit facilities.

     Net debt to total capitalization provides a measure of the proportion of debt used in the Company's capital structure. The long-term target ratio for Net debt to total capitalization is 45 to 50%.

     Net interest cost is defined as Financing costs before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. No gains on redemption and repayment of debt were recorded in the respective periods. Losses recorded on the redemption of long-term debt are included in net interest cost. Net interest costs for the 12-months ending June 30, 2007 and 2006 are equivalent to reported quarterly financing costs over those periods.

     Total capitalization - book value excludes Accumulated other comprehensive income and is calculated as follows.


     -------------------------------------------------------------------------
                                                    As at     As at     As at
                                                  June 30,  Dec. 31,  June 30,
     ($ millions)                                    2007      2006      2006
     -------------------------------------------------------------------------
     Net debt                                     6,239.7   6,278.1   6,274.6
     Non-controlling interests                       22.1      23.6      25.3
     Shareholders equity                          6,614.8   6,928.1   6,839.1
     Less: Accumulated other comprehensive income   125.8         -         -
     -------------------------------------------------------------------------
     Total capitalization - book value           13,002.4  13,229.8  13,139.0
     =========================================================================

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 3, 2007
				    TELUS Corporation


			 	   /s/ Audrey Ho
				_____________________________
				Name:  Audrey Ho
                                Title: Vice President, Legal Services and
                                       General Counsel and Corporate Secretary